As filed with the Securities and Exchange Commission on July 23, 2003
Registration No. 333-106076

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 2

TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CAPITALSOURCE INC.

(Exact name of Registrant as specified in its charter)

Delaware	6153	35-2206895
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4445 Willard Avenue

12th Floor
Chevy Chase, MD 20815
(301) 841-2700
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Steven A. Museles

Chief Legal Officer
CapitalSource Inc.
4445 Willard Avenue
12th Floor
Chevy Chase, MD 20815
(301) 841-2700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James E. Showen Kevin L. Vold Hogan & Hartson L.L.P. 555 Thirteenth Street, N.W. Washington, DC 20004-1109 (202) 637-5600	Meredith B. Cross Erika L. Robinson Wilmer Cutler & Pickering 2445 M Street, N.W. Washington, DC 20037 (202) 663-6000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither CapitalSource Inc. nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

SUBJECT TO COMPLETION, DATED JULY 23, 2003

21,300,000 Shares

CapitalSource Inc.

Common Stock

         We are selling 16,000,000 shares of our common stock and the selling shareholders named in this prospectus are selling 5,300,000 shares of our common stock. We will not receive any of the proceeds from the shares sold by the selling shareholders. The underwriters have an option to purchase a maximum of 2,130,000 additional shares from us to cover over-allotments of shares.

      This is our initial public offering and no public market currently exists for our shares. We expect the initial public offering price of our common stock to be between $13.00 and $15.00 per share. We have applied to list our common stock on The New York Stock Exchange under the symbol “CSE.”

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds to CapitalSource (before expenses)	$	$
Proceeds to selling shareholders (before expenses)	$	$

      The underwriters expect to deliver the shares on or about       , 2003.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Citigroup	Wachovia Securities

Goldman, Sachs & Co.	Lehman Brothers

JMP Securities	U. S. Bancorp Piper Jaffray

The date of this prospectus is      , 2003

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

      Until                     , 2003, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      The following summary highlights information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially the matters discussed in “Risk Factors.”

CapitalSource

      We are a specialized commercial finance company providing loans to small and medium-sized businesses. Our goal is to be the lender of choice for small and medium-sized businesses with annual revenues ranging from $5 million to $250 million that require customized and sophisticated debt financing. As of June 30, 2003, we had 311 loans to 234 clients in 37 states and the District of Columbia with an aggregate outstanding principal amount of $1.7 billion and an aggregate lending commitment of $2.6 billion. For the six months ended June 30, 2003 and the year ended December 31, 2002, we earned pre-tax income of approximately $46.9 million and $41.6 million, respectively.

      We conduct our business through three focused lending groups:

•	Corporate Finance, which provides senior and mezzanine loans principally to businesses backed by private equity sponsors;

•	HealthCare Finance, which provides asset-based revolving lines of credit, mortgage loans and other secured loans to a broad range of healthcare companies; and

•	Structured Finance, which specializes in asset-based lending to finance companies and commercial real estate owners.

      We offer a variety of loan products to our clients, including:

•	Senior secured asset-based loans— loans that are underwritten based on our assessment of the client’s eligible accounts receivable and/or inventory;

•	First mortgage loans— loans that are secured by first mortgages on the property of the client;

•	Senior secured cash flow loans— loans that are underwritten based on our assessment of a client’s ability to generate cash flows sufficient to repay the loan and maintain or increase its enterprise value during the term of the loan, thereby facilitating repayment of the principal at maturity; and

•	Mezzanine loans— loans, including subordinated mortgage loans, that come after a client’s senior loans in right of payment or upon liquidation.

      A loan is a “senior” loan when we have a first priority lien in the collateral securing the loan. Consequently, in the event of a liquidation of the client, we would generally be entitled to the proceeds of the liquidation before the client’s other creditors.

      Our loans generally range from $1 million to $50 million, with an average loan size as of June 30, 2003, of $5.6 million, and have a maturity of two to five years. Virtually all of our loans require monthly interest payments at floating rates, and 69% of the aggregate outstanding balance of our loans had interest rate floors as of June 30, 2003. As of June 30, 2003, senior secured asset-based loans represented approximately 36% of our portfolio, first mortgage loans represented approximately 26% of our portfolio, senior secured cash flow loans represented approximately 30% of our portfolio and mezzanine loans represented approximately 8% of our portfolio.

      We fund our business through a combination of commercial paper conduit credit facilities, asset securitization transactions, repurchase agreements, cash flow from operations and equity. In an asset securitization transaction, we transfer loans to a trust that aggregates our loans and, in turn, sells notes collateralized by the trust’s assets. Our securitizations are structured as on balance sheet secured financings, and we do not record any gain on sale in connection with our securitizations. Repurchase agreements are short-term financings in which we sell loans to a third party and have an obligation to repurchase the loans on a future date. As of June 30, 2003, we had total equity of $564.6 million and our debt to equity ratio was 2.38x. We believe that our significant equity capital base and access to diversified funding sources will enable us to continue to grow our assets as we pursue attractive lending opportunities.

      We generate profits to the extent interest income and fee income exceed interest expense, provision for loan losses and operating expenses. Net interest margin, after provision for loan losses, was 9.18% for the six months ended June 30, 2003 and was 9.55% for the year ended December 31, 2002. Net interest margin represents interest and fee income less interest expense as a percentage of average interest earning assets. For the six months ended June 30, 2003, the ratio of our operating expenses to average total assets was 3.58%, and was 4.55% for the year ended December 31, 2002. We believe our expenses will continue to decrease as a percentage of our average total assets as we continue to focus on carefully controlling our operating expenses and these expenses are spread over a growing portfolio of loans.

Investment Considerations

•	Market Opportunity. We focus on small and medium-sized businesses with annual revenues ranging from $5 million to $250 million because we believe this segment of the U.S. economy is attractively sized, has good growth characteristics and is generally underserved by traditional lenders. We believe that small and medium-sized businesses are viewed as either non-strategic by, or unable to meet the credit policies of, banks and other large commercial lending institutions. Potential sources of financing for small and medium-sized businesses have been further limited by reductions in the number of commercial lending providers due to consolidation in that industry.

•	Strategic Focus. Through our three focused lending groups we offer customized and highly structured loans that are designed to meet the individual needs of each borrower. We believe this flexible and customer service-based style of lending meets the needs of our target market and produces loans that offer attractive risk adjusted returns on capital.

•	Credit Expertise. To minimize the risks of our loans, we take a “credit first” approach to operating our business. We have designed a dual-track credit review process, separate and distinct from our sales function, in which two separate groups analyze and evaluate our loans. We believe this creates an effective system of checks and balances in our originations that distinguishes us from other lenders. We have established CapitalSource Analytics LLC as a separate, in-house due diligence and field examination subsidiary reporting to our Chief Credit Officer. We make extensive use of information technology to review, approve and manage our loans. Finally, every loan we make is unanimously approved by our four-person credit committee, which includes our Chief Executive Officer, President, Chief Credit Officer and Chief Legal Officer. Since our inception in September 2000, we have not suffered a credit loss. We attribute this performance to our “credit first” approach to our business as well as our short operating history and the fact that our loan portfolio is relatively unseasoned. We expect to experience credit losses in the future.

•	Management. Led by Chief Executive Officer John Delaney, our management team averages nine years in the commercial lending sector. Several members of the management team worked with Mr. Delaney in the operation or funding of HealthCare Financial Partners Inc., a publicly held provider of commercial financing to small and medium-sized healthcare service businesses until its sale to Heller Financial in July 1999. As of June 30, 2003, we had 239 employees, approximately 42% of whom had an advanced degree, typically in law or business, or accreditation, such as a C.P.A.

Challenges We Face

      We face a number of challenges in our business. Among the most important we face are:

•	Limited Operating History. We commenced operations in September 2000 and, as a result, have only a limited operating history for purposes of evaluating long-term trends in our business and the credit quality of our portfolio.

•	Maintaining Credit Quality. To the extent we are unable to maintain our discipline in underwriting and managing loans or the credit quality of our clients or the value of the underlying collateral declines, our financial results may suffer materially.

•	Liquidity and Funding Risks. Like other commercial finance providers, we depend on external financing to fund our future growth. Our ongoing ability to make new loans will require us to obtain additional capital in the future. If lenders or the capital markets are unable or unwilling to provide us with capital, our ability to grow our business will be negatively affected.

•	Competition. Many of our competitors are larger and more seasoned than we are. Many of these industry participants have access to capital on terms better than those we are currently able to achieve and, consequently, are able to price their loans cheaper than ours. To the extent customers make loan decisions based solely on price, we may lose business to these competitors. Additionally, new market entrants may seek to compete with us.

Our Corporate History and Principal Office

      We were co-founded in September 2000 by John Delaney and Jason Fish. John Delaney is the former co-founder, chairman of the board of directors and Chief Executive Officer of HealthCare Financial Partners, Inc. Jason Fish is a former managing member at Farallon Capital Management L.L.C.

      We were initially capitalized by a number of investors that provided us with $511.0 million of equity capital. Since our inception we have operated as a limited liability company. As described in “Reorganization as a “C” Corporation,” we will become a Delaware corporation immediately before the closing of this offering.

      Our principal executive office is located at 4445 Willard Avenue, 12th floor, Chevy Chase, Maryland 20815, and our telephone number is (301) 841-2700. We maintain a website at www.capitalsource.com on which we will post all reports we file with the SEC under Section 13(a) of the Securities Exchange Act of 1934 after the closing of this offering. We also will post on this site our key corporate governance documents, including our board committee charters, our ethics policy and our principles of corporate governance. Information on our website is not, however, a part of this prospectus.

The Offering

Shares offered by us	16,000,000 shares

Shares offered by the selling shareholders	5,300,000 shares

Shares to be outstanding after this offering	115,396,050 shares

Use of proceeds	Our net proceeds from this offering will be approximately $204.6 million after deducting the estimated expenses of this offering. We will use these net proceeds to pay down outstanding borrowings under our revolving credit facilities. We will not receive any of the proceeds from the sale of shares of our common stock offered by our selling shareholders.

Proposed NYSE symbol	“CSE”

Dividend policy	After the closing of this offering, we intend to retain future earnings to fund the development and growth of our business and do not anticipate declaring cash dividends on shares of our common stock in the foreseeable future.

      Unless otherwise indicated, all information in this prospectus gives effect to the reorganization of CapitalSource Holdings LLC, a Delaware limited liability company, as CapitalSource Inc., a Delaware corporation, immediately before the closing of this offering. The reorganization will result in our being taxed as a “C” corporation under the Internal Revenue Code. In the reorganization, existing equity holders of CapitalSource Holdings LLC will receive, on a one-for-one basis, shares of CapitalSource Inc. common stock in exchange for their units of membership interest in CapitalSource Holdings LLC.

      The share information in the table above is based on 99,396,050 shares outstanding as of June 30, 2003 and excludes:

•	2,130,000 shares of common stock issuable upon the exercise of the underwriters’ over-allotment option; and

•	1,647,950 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $5.71 per share. Options to purchase 923,750 shares are exercisable within 60 days following June 30, 2003. If all of these options were exercised in the next 60 days, 724,200 of the shares issued would remain subject to vesting at dates subsequent to such 60 days.

      Unless we specifically state otherwise, the information in this prospectus:

•	assumes that our shares of common stock will be sold at $14.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus; and

•	assumes that the underwriters will not exercise their over-allotment option.

Summary Consolidated Financial and Other Data

      You should read the data set forth below in conjunction with the consolidated financial statements and related notes of CapitalSource Holdings LLC and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information appearing elsewhere in this prospectus. The following tables show summary portions of our unaudited historical consolidated financial data as of and for the six months ended June 30, 2003 and 2002 and our audited historical consolidated financial data as of and for the years ended December 31, 2002 and 2001 and for the period from September 7, 2000, the date we commenced operations, through December 31, 2000. We derived our summary consolidated financial data as of and for the years ended December 31, 2002 and 2001 and for the period from September 7, 2000, the date we commenced operations, through December 31, 2000 from our audited consolidated financial statements, which have been audited and reported upon by Ernst & Young LLP, independent auditors. The summary consolidated financial data for the six months ended June 30, 2003 and 2002 have been derived from our unaudited consolidated financial statements, which, in the opinion of our management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for those periods and as of that date. The summary consolidated financial data for the results for the six months ended June 30, 2003 are not necessarily indicative of our results for the year ending December 31, 2003 and our historical results are not necessarily indicative of our results for any future period.

      The pro forma net income (loss) per common share data below give effect to our reorganization as a “C” corporation. As a limited liability company, all income taxes were paid by the members. As a “C” corporation, we will be responsible for the payment of all federal and state corporate income taxes. The pro forma provision for income taxes represents a combined federal and state effective tax rate of 39%. This rate comprises an effective federal tax rate of 35% (the top marginal rate) and a combined state tax rate of 6.2%, which is our estimate of the average state tax rate we will pay based on the mix and volume of business we do in the states and the relevant apportionment factors for those states. Because we expect our income to be in the maximum bracket, we expect to pay taxes at the highest marginal rate in each state where we are required to pay tax. After giving effect to the deductibility of state taxes at the federal level, the effective state tax rate is 4% and is added to the federal tax rate to determine the combined, effective rate.

      The average number of common units outstanding has been adjusted to reflect the recapitalization that took place on August 30, 2002 as if it occurred on September 7, 2000 (inception). For additional description of the recapitalization, see Note 8, Members’ Equity, in our audited consolidated financial statements for the year ended December 31, 2002.

      The pro forma, as adjusted, balance sheet data below give effect to the following:

•	our reorganization as a “C” corporation and the resultant exchange of all outstanding limited liability company units for shares of common stock on a one-for-one basis, immediately before the closing of this offering;

•	estimated impact of recording a net deferred tax asset of $3.8 million in connection with our reorganization as a “C” corporation;

•	payment of cash distributions of $5.2 million to our members relating to their estimated taxes payable on the taxable income passed through to them for periods subsequent to June 30, 2003, but prior to our reorganization as a “C” corporation; and

•	the sale of 16,000,000 shares of common stock by us at the assumed initial public offering price of $14.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus, and the application of the net proceeds from the sale of those shares after deducting the underwriting discounts, commissions and estimated offering expenses.

					Period from
					September 7,
					2000
					(Inception)
	Six Months Ended June 30,		Year Ended December 31,		through
					December 31,
	2003	2002	2002	2001	2000

	(unaudited)

	($ in thousands, except per share data)
Results of operations:
Interest income	$74,037	$28,109	$73,591	$21,915	$ 2,478
Fee income	20,132	7,955	17,512	4,553	217

Total interest and fee income	94,169	36,064	91,103	26,468	2,695
Interest expense	17,105	5,104	14,416	4,286	295

Net interest and fee income	77,064	30,960	76,687	22,182	2,400
Provision for loan losses	4,774	0	6,688	0	0

Net interest and fee income after provision for loan losses	72,290	30,960	69,999	22,182	2,400
Total operating expenses	28,189	13,152	33,595	15,589	2,525
Total other income	2,764	3,603	5,178	199	63

Net income (loss)	$46,865	$21,411	$41,582	$ 6,792	$ (62)

Pro forma information:
Pro forma income taxes	18,277		16,217

Pro forma net income	$28,588		$25,365

Net income (loss) per common unit:
Basic	$0.48	$0.22	$0.43	$0.07	$(0.00)
Diluted	$0.47	$0.21	$0.42	$0.07	$(0.00)
Pro forma net income per common share:
Basic	$0.29		$0.26
Diluted	$0.29		$0.25
Average common units outstanding:
Basic	98,082,562	97,622,502	97,701,088	97,246,279	97,016,588
Diluted	99,906,492	99,637,079	99,728,331	99,336,235	99,288,600
Pro forma common shares outstanding:
Basic	98,082,562		97,701,088
Diluted	99,906,492		99,728,331

	June 30, 2003		December 31,

	Pro Forma
	As Adjusted	Actual	2002	2001

	(unaudited)

	($ in thousands)
Balance sheet data:
Loans	$1,740,647	$1,740,647	$1,073,680	$394,272
Deferred loan fees	(51,346)	(51,346)	(30,316)	(10,746)
Allowance for loan losses	(11,462)	(11,462)	(6,688)	0

Loans, net	1,677,839	1,677,839	1,036,676	383,526
Total assets	1,928,310	1,928,310	1,160,605	429,642
Repurchase obligations	90,997	90,997	0	0
Commercial paper conduit credit facilities	350,642	555,202	240,501	207,104
Asset securitizations	699,658	699,658	428,585	0

Total borrowings	1,141,297	1,345,857	669,086	207,104
Total equity	767,727	564,592	473,682	215,126

Period from
September 7, 2000
Year Ended	(Inception)
Six Months Ended June 30,	December 31,	through
December 31,
2003	2002	2002	2001	2000

Performance ratios:
Pre-tax return on average assets	5.96%	7.73%	5.63%	3.23%	(0.27)%
Pre-tax return on average equity	17.19	15.72	12.23	4.86	(0.28)
Net interest margin after provision for loan losses	9.18	11.27	9.55	10.64	10.83
Operating expenses as a percentage of average total assets	3.58	4.75	4.55	7.41	10.92
Efficiency ratio (operating expenses/ net interest and fee income)	36.6	42.5	43.8	70.3	105.2
Credit quality and leverage ratios:
60 or more days contractual delinquencies as a percentage of loans (at period end)	0.28%	0.00%	0.00%	0.00%	0.00%
Net chargeoffs as a percentage of average loans	0.00	0.00	0.00	0.00	0.00
Allowance for loan losses as a percentage of loans (at period end)	0.66	0.00	0.62	0.00	0.00
Total debt to equity (at period end)	2.38	x	1.38	x	1.41	x	0.96	x	0.09	x
Equity to total assets (at period end)	29.3%	41.5%	40.8%	50.1%	91.5%

RISK FACTORS

      You should carefully consider the risks described below, together with all of the other information in this prospectus, before deciding to invest in our common stock. We believe the risks and uncertainties described below are the only material risks we face.

Risks Related to Our Lending Activities

      We may not recover the value of amounts that we lend.

      Although we have not suffered a credit loss on any of our loans since our inception in September 2000, we expect to experience credit losses in the future. A credit loss occurs when we determine that all or part of the principal of a particular loan has become unrecoverable and will not be repaid. As of June 30, 2003, we had an allowance for loan losses of $11.5 million, reflecting our judgment of the probable loan losses inherent in our portfolio. If we were to experience material losses on our portfolio, they would have a material adverse effect on our ability to fund our business and, to the extent the losses exceed our provision for loan losses, our revenues, net income and assets.

      While we have not experienced credit losses, other commercial finance companies have experienced credit losses. In addition, like other commercial finance companies, we have experienced missed and late payments, failures by clients to comply with operational and financial covenants in their loan agreements and client performance below that which we expected when we originated the loan. As of June 30, 2003, one of our first mortgage loans for which we are not the agent was 60 or more days delinquent. As of that date, the approximate outstanding principal amount of the loan was $4.8 million and the delinquent amount was less than $0.1 million. Any of the events described in this risk factor may be an indication that our risk of credit loss with respect to a particular loan has materially increased.

      We make loans to privately owned small and medium-sized companies, which present a greater risk of loss than larger companies.

      Our portfolio consists primarily of commercial loans to small and medium-sized, privately owned businesses with annual revenues ranging from $5 million to $250 million. Compared to larger, publicly owned firms, these companies generally have more limited access to capital and higher funding costs, may be in a weaker financial position and may need more capital to expand or compete. These financial challenges may make it difficult for our clients to make scheduled payments of interest or principal on our loans. Accordingly, advances made to these types of clients entail higher risks than advances made to companies who are able to access traditional credit sources.

      Numerous factors may affect a client’s ability to make scheduled payments on its loan, including the failure to meet its business plan or a downturn in its industry. In part because of their smaller size, our clients may:

•	experience significant variations in operating results;

•	have narrower product lines and market shares than their larger competitors;

•	be particularly vulnerable to changes in customer preferences and market conditions;

•	be more dependent than larger companies on one or more major customers, the loss of which could materially impair their business, financial condition and prospects;

•	face intense competition, including from companies with greater financial, technical, managerial and marketing resources;

•	depend on the management talents and efforts of a single individual or a small group of persons for their success, the death, disability or resignation of whom could materially harm the client’s financial condition or prospects;

•	have less skilled or experienced management personnel than larger companies; or

•	do business in regulated industries, such as the healthcare industry, and could be affected by policy or regulatory changes.

      Accordingly, any of these factors could impair a client’s cash flow or result in other events, such as bankruptcy, which could limit that client’s ability to repay its obligations to us, and may lead to losses in our portfolio and a decrease in our revenues, net income and assets.

      Our limited operating history makes it difficult for us to accurately judge the credit performance of our portfolio increasing the risk that our allowance for loan losses may prove inadequate.

      Our business depends on the creditworthiness of our clients. While we conduct extensive due diligence and a thorough review of the creditworthiness of each of our clients, this review requires the application of significant judgment by our management. Our judgment may not be correct.

      We maintain an allowance for loan losses on our financial statements in an amount that reflects our judgment concerning the potential for losses inherent in our portfolio. Because we have not had any loan losses, our reserve rate was developed independent of the historical performance of our portfolio. Management periodically reviews the appropriateness of our allowance considering economic conditions and trends, collateral values and credit quality indicators. Because our limited operating history and the relative lack of seasoning of our loans make it difficult to judge the credit performance of our portfolio, we cannot assure you that our estimates and judgment with respect to the appropriateness of our allowance for loan losses are accurate. Our allowance may not be adequate to cover credit losses in our portfolio as a result of unanticipated adverse changes in the economy or events adversely affecting specific clients, industries or markets. If our allowance for loan losses is not adequate, our net income will suffer, and our financial performance and condition could be significantly impaired.

      We may not have all of the material information relating to a potential client at the time that we make a credit decision with respect to that potential client or at the time we advance funds to the client and, as a result, we may suffer losses on loans or make advances that we would not have made if we had all of the material information.

      There is generally no publicly available information about the privately owned companies to which we lend. Therefore, we must rely on our clients and the due diligence efforts of our employees to obtain the information that we consider when making our credit decisions. To some extent, our employees depend and rely upon the management of these companies to provide full and accurate disclosure of material information concerning their business, financial condition and prospects. If we do not have access to all of the material information about a particular client’s business, financial condition and prospects, or if a client’s accounting records are poorly maintained or organized, we may not make a fully informed credit decision which may lead, ultimately, to a failure or inability to recover our loan in its entirety.

      We may make errors in evaluating accurate information reported by our clients and, as a result, we may suffer losses on loans or advances that we would not have made if we had properly evaluated the information.

      We underwrite our loans based on detailed financial information and projections provided to us by our clients. Even if clients provide us with full and accurate disclosure of all material information concerning their businesses, our investment officers, underwriting officers and credit committee members may misinterpret or incorrectly analyze this information. Mistakes by our staff and credit committee may cause us to make loans that we would not have otherwise made, to fund advances that we otherwise would not fund or result in losses on one or more of our existing loans.

      A client’s fraud could cause us to suffer losses.

      A client could defraud us by, among other things:

•	directing the proceeds of collections of its accounts receivable to bank accounts other than our established lockboxes;

•	failing to accurately record accounts receivable aging;

•	overstating or falsifying records showing accounts receivable; or

•	providing inaccurate reporting of other financial information.

      The failure of a client to accurately report its financial position, compliance with loan covenants or eligibility for additional borrowings could result in the loss of some or all of the principal of a particular loan or loans including, in the case of revolving loans, amounts we may not have advanced had we possessed complete and accurate information.

      Our concentration of loans to a limited number of borrowers within a particular industry, such as the commercial real estate or healthcare industry, or region could impair our revenues if the industry or region were to experience economic difficulties.

      As of June 30, 2003, our 10 largest clients collectively accounted for 18.8% of the outstanding balance of our loans.

      Defaults by our clients may be correlated with economic conditions affecting particular industries or geographic regions. As a result, if any particular industry or geographic region were to experience economic difficulties, the overall timing and amount of collections on our loans to clients operating in those industries or geographic regions may differ from what we expected and result in material harm to our revenues, net income and assets.

      For example, as of June 30, 2003, loans representing 12% of the aggregate outstanding balance of our portfolio were secured by commercial real estate other than healthcare facilities. If the commercial real estate sector were to experience economic difficulties, we could suffer losses on these loans. In addition, as of June 30, 2003, loans representing 27% of the aggregate outstanding balance of our loan portfolio were to clients in the healthcare industry. Reimbursements under the Medicare and Medicaid programs comprise the bulk of the revenues of many of these clients. Our clients’ dependence on reimbursement revenues could cause us to suffer losses in several instances:

•	If clients fail to comply with operational covenants and other regulations imposed by these programs, they may lose their eligibility to continue to receive reimbursements under the program, which could result in the client’s inability to make scheduled payments to us.

•	If reimbursement rates do not keep pace with increasing costs of services to eligible recipients, or funding levels decrease as a result of increasing pressures from Medicare and Medicaid to control healthcare costs, our clients may not be able to generate adequate revenues to satisfy their obligations to us.

•	If a healthcare client were to default on its loan, we would be unable to invoke our rights to the pledged receivables directly as the law prohibits payment of amounts owed to healthcare providers under the Medicare and Medicaid programs to be directed to any entity other than the actual providers. Consequently, we would need a court order to force collection directly against these governmental payors. There is no assurance that we would be successful in obtaining this type of court order.

      We may be unable to recognize or act upon an operational or financial problem with a client in a timely fashion so as to prevent a loss of our loan to that client.

      Our clients may experience operational or financial problems that, if not timely addressed by us, could result in a substantial impairment or loss of the value of our loan to the client. We may fail to identify problems because our client did not report them in a timely manner or, even if the client did report the problem, we may fail to address it quickly enough or at all. As a result, we could suffer loan losses which could have a material adverse effect on our revenues, net income and results of operations.

      Our balloon loans and bullet loans may involve a greater degree of risk than other types of loans.

      As of June 30, 2003, approximately 93% of the outstanding balance of our loans was comprised of either balloon loans or bullet loans. A balloon loan is a term loan with a series of scheduled payment installments calculated to amortize the principal balance of the loan so that upon maturity of the loan more than 25%, but less than 100%, of the loan balance remains unpaid and must be satisfied. A bullet loan is a loan with no scheduled payments of principal before the maturity date of the loan. All of our revolving loans and some of our term loans are bullet loans. On the maturity date, the entire unpaid balance of the loan is due.

      Balloon loans and bullet loans involve a greater degree of risk than other types of loans because they require the borrower to make a large final payment upon the maturity of the loan. The ability of a client to make this final payment upon the maturity of the loan typically depends upon its ability either to generate sufficient cash flow to repay the loan prior to maturity, to refinance the loan or to sell the related collateral securing the loan, if any. The ability of a client to accomplish any of these goals will be affected by many factors, including the availability of financing at acceptable rates to the client, the financial condition of the client, the marketability of the related collateral, the operating history of the related business, tax laws and the prevailing general economic conditions. Consequently, the client may not have the ability to repay the loan at maturity and we could lose all or most of the principal of our loan.

      We are limited in pursuing certain of our rights and remedies under our Term B, second lien and mezzanine loans, which may increase our risk of loss on these loans.

      We make Term B, second lien and mezzanine loans. Term B loans, which comprised 4% of the aggregate outstanding balance of our loan portfolio as of June 30, 2003, are fully secured senior loans that are equal as to collateral and junior as to right of payment to obligations to clients’ other senior lenders. Second lien loans are junior as to both collateral and right of payment to obligations to clients’ senior lenders. Mezzanine loans may not have the benefit of any lien against the client’s collateral and are junior to any lienholder both as to collateral and payment. Collectively, second lien and mezzanine loans comprised 8% of the aggregate outstanding balance of our loan portfolio as of June 30, 2003. As a result of their junior nature, we may be limited in our ability to enforce our rights to collect principal and interest on these loans or to recover any of the loan balance through a foreclosure of collateral. For example, typically we are not contractually entitled to receive payments of principal on a subordinated loan until the senior loan is paid in full, and may only receive interest payments on a Term B, second lien or mezzanine loan if the client is not in default under its senior loan. In many instances, we are also prohibited from foreclosing on a Term B, second lien or mezzanine loan until the senior loan is paid in full. Moreover, any amounts that we might realize as a result of our collection efforts or in connection with a bankruptcy or insolvency proceeding involving a client under a Term B, second lien or mezzanine loan must generally be turned over to the senior lender until the senior lender has realized the full value of its own claims. These restrictions may materially and adversely affect our ability to recover the principal of any non-performing Term B, second lien or mezzanine loans.

      The collateral securing a loan may not be sufficient to protect us from a partial or complete loss if the loan becomes non-performing, and we are required to foreclose.

      While most of our loans are secured by a lien on specified collateral of the client, there is no assurance that the collateral securing any particular loan will protect us from suffering a partial or complete loss if the loan becomes non-performing and we move to foreclose on the collateral. The collateral securing our loans is subject to inherent risks that may limit our ability to recover the principal of a non-performing loan. Listed below are some of the risks that may affect the value of different types of collateral in which we typically take a security interest.

      Inventory. In those cases where we have taken a security interest in the inventory of the client, the inventory may not be adequate to fully secure our loan if, among other things, any of the following occur:

•	our valuation of the inventory at the time we made the loan was not accurate;

•	there is a reduction in the demand for the inventory or the inventory becomes obsolete;

•	the value of the inventory, including, for example, inventory in the retail industry, decreases due to seasonal fluctuations;

•	the inventory is made up of several component parts and the value of those parts falls below expected levels; or

•	the client misrepresents, or does not keep adequate records of, important information concerning the inventory such as the quantity or quality of inventory on hand.

      Accounts Receivable. Factors that could reduce the value of accounts receivable securing our loans include, among other things:

•	problems with the client’s underlying product or services which result in greater than anticipated returns or disputed accounts;

•	unrecorded liabilities such as rebates, warranties or offsets;

•	the disruption or bankruptcy of key customers who are responsible for material amounts of the accounts receivable; or

•	the client misrepresents, or does not keep adequate records of, important information concerning the amounts and aging of its accounts receivable.

      Equipment. The equipment of a client securing our loan could lose value as a result of, among other things:

•	changes in market or industry conditions;

•	the failure of the client to adequately maintain or repair the equipment; or

•	changes in technology or advances in new equipment that render the client’s equipment obsolete or of limited value.

      Real Estate. The real estate of a client securing our loan could lose value as a result of, among other things:

•	changes in general or local market conditions;

•	changes in the occupancy or rental rates of the property or, for a property that requires new leasing activity, a failure to lease the property in accordance with the projected leasing schedule;

•	limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of a property difficult;

•	development projects that experience cost overruns or otherwise fail to perform as projected;

•	unanticipated increases in real estate taxes and other operating expenses;

•	challenges to the client’s claim of title to the real property;

•	environmental considerations;

•	zoning laws;

•	other governmental rules and policies;

•	uninsured losses including possible acts of terrorism; or

•	a decline in the operational performance at a facility on the real property such as a nursing home, hospital or other facility.

      Any one or more of the preceding factors could materially impair our ability to recover principal in a foreclosure on the related loan.

      Our cash flow loans are not fully covered by the value of tangible assets or collateral of the client and, consequently, if any of these loans becomes non-performing, we could suffer a loss of some or all of our value in the loan.

      Cash flow lending involves lending money to a client based primarily on the expected cash flow, profitability and enterprise value of a client rather than on the value of its tangible assets. These loans tend to be among the largest and most risky in our portfolio. At June 30, 2003, our portfolio included 75 cash flow loans under which we had advanced an aggregate of $623 million, or 36%, of our aggregate outstanding loan balance. While in the case of our senior cash flow loans we generally take a lien on substantially all of the client’s assets, the value of those assets is typically substantially less than the amount of money we advance to a client under a cash flow loan. Thus, if a cash flow loan became non-performing, our primary recourse to recover some or all of the principal of our loan would be to force the sale of the entire company as a going concern. If we were a subordinate lender rather than the senior lender in a cash flow loan, our ability to take such action would be further constrained by our agreement with the senior lender. The risks inherent in cash flow lending include, among other things, the following:

•	reduced use of or demand for the client’s products or services and, thus, reduced cash flow of the client to service the loan as well as reduced value of the client as a going concern;

•	poor accounting systems of the client which adversely affect our ability to accurately predict the client’s cash flows;

•	economic downturns, political events, regulatory changes, litigation or acts of terrorism that affect the client’s business, financial condition and prospects; and

•	poor management performance.

      Additionally, many of our clients use the proceeds of our cash flow loans to make acquisitions. Poorly executed or poorly conceived acquisitions can tax management, systems and the operations of the existing business, causing a decline in both the client’s cash flow as well as the value of its business as a going concern. In addition, many acquisitions involve new management teams taking over control of a business. These new management teams may fail to execute at the same level as the former management team, which could reduce the cash flow of the client to service the loan as well as reduce the value of the client as a going concern.

      Errors by or dishonesty of our employees could result in loan losses.

      We rely heavily on the performance and integrity of our employees in making our initial credit decision with respect to our loans and in servicing our loans after they have closed. Because there is generally little or no publicly available information about our clients, we cannot independently confirm or verify the information our employees provide us for use in making our credit and funding decisions. Errors by our employees in assembling, analyzing or recording information concerning our clients could cause us to originate loans or fund subsequent advances that we would not otherwise originate or fund. This could result in losses. Losses could also arise if any of our employees were dishonest. A dishonest employee could collude with our clients to misrepresent the creditworthiness of a prospective client or to provide inaccurate reports regarding the client’s compliance with the covenants in its loan agreement. If, based on an employee’s dishonesty, we made a loan to a client that was not creditworthy or failed to exercise our rights under a loan agreement against a client that was not in compliance with covenants in the agreement, we could lose some or all of the principal of the loan.

      We have financed in the past, and may finance in the future, the purchase by third parties of non-performing loans or the collateral underlying these loans. These efforts may not eliminate our risk of loss or impairment with respect to these loans.

      We may seek to sell non-performing loans or the underlying collateral, at par or at a discount, to third parties to reduce our risk of loss. We consider non-performing loans to be either problem loans that we are actively seeking to out-place or loans that are in workout status. We may provide debt financing to the third parties to enable them to purchase these loans or collateral. The non-performing loan or the sold collateral may serve as the collateral for our loan to the purchaser. In these instances we continue to bear the risk of loss associated with the collateral supporting our original non-performing loan. The loan to the purchaser, however, is reflected in our portfolio as a new loan. To date, we have consummated two transactions in which we have financed the purchase of a non-performing or underperforming loan by a third party. As of June 30, 2003, the aggregate outstanding principal balance of the financing that we provided to these third parties totaled $28.6 million.

      If interest rates rise, some of our existing clients may be unable to service interest on their loans.

      Virtually all of our loans bear interest at floating interest rates. To the extent interest rates increase, monthly interest obligations owed by our clients to us will also increase. Some of our clients may not be able to make the increased interest payments, resulting in defaults on their loans.

      Our loans could be subject to equitable subordination by a court and thereby increase our risk of loss with respect to such loans.

      Courts have, in some cases, applied the doctrine of equitable subordination to subordinate the claim of a lending institution against a borrower to claims of other creditors of the borrower, when the lending institution is found to have engaged in unfair, inequitable or fraudulent conduct. The courts have also applied the doctrine of equitable subordination when a lending institution or its affiliates are found to have exerted inappropriate control over a client, including control resulting from the ownership of equity interests in a client. In connection with the origination of loans representing approximately 24% of our aggregate outstanding loan balance as of June 30, 2003, we have received warrants or made direct equity investments. Payments on one or more of our loans, particularly a loan to a client in which we also hold equity interests, may be subject to claims of equitable subordination. If, when challenged, these factors were deemed to give us the ability to control or otherwise exercise influence over the business and affairs of one or more of our clients, this control or influence could constitute grounds for equitable subordination. This means that a court may treat one or more of our loans as if it were common equity in the client. In that case, if the client were to liquidate, we would be entitled to repayment of our loan on an equal basis with other holders of the client’s common equity only after all of the client’s obligations relating to its debt and preferred securities had been satisfied. One or more successful claims of equitable subordination against us could have an adverse effect on our business, results of operation or financial condition.

      We may incur lender liability as a result of our lending activities.

      In recent years, a number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. We may be subject to allegations of lender liability. We cannot assure you that these claims will not arise or that we will not be subject to significant liability if a claim of this type did arise.

      We have engaged in the past and may engage in the future in lending transactions with affiliates of our directors. The terms of these transactions may not be in our shareholders’ best interests.

      As of June 30, 2003, we had made 12 loans representing $154.7 million in committed funds to companies controlled by affiliates of our directors. Please see “Certain Relationships and Transactions” for more information on these transactions. We may make additional loans to affiliates of our directors in the future. Our conflict of interest policies, which generally require these transactions to be approved by the disinterested members of our board and be on substantially the same terms as loans to unrelated clients, may not be successful in eliminating the influence of conflicts. As a result, these transactions may divert our resources and benefit our directors and their affiliates to the detriment of our shareholders.

      We are not the agent for some of our loans and, consequently, have little or no control over how those loans are administered or controlled.

      In some of our loans we are neither the agent of the lending group that receives payments under the loan nor the agent of the lending group that controls the collateral for purposes of administering the loan. As of June 30, 2003, approximately 8% of the aggregate outstanding balance of our loan portfolio comprised loans in which we are neither the paying nor the collateral agent. When we are not the agent for a loan, we may not receive the same financial or operational information as we receive for loans for which we are the agent and, in many instances, the information on which we must rely is provided to us by the agent rather than directly by the client. As a result, it may be more difficult for us to track or rate these loans than it is for the loans for which we are the agent. Additionally, we may be prohibited or otherwise restricted from taking actions to enforce the loan or to foreclose upon the collateral securing the loan without the agreement of other lenders holding a specified minimum aggregate percentage, generally a majority or two-thirds of the outstanding principal balance. It is possible that an agent for one of these loans may choose not to take the same actions to enforce the loan or to foreclose upon the collateral securing the loan that we would have taken had we been agent for the loan.

Risks Related to Our Funding and Leverage

      Our ability to grow our business depends on our ability to obtain external financing.

      We require a substantial amount of cash to make new loans and to fund obligations to existing clients. In the past, we have obtained the cash required for our operations through the issuance of equity interests and by borrowing money through secured commercial paper conduit credit facilities, on balance sheet asset securitizations and repurchase agreements. To date, our funding has been limited to these sources. There can be no assurance that we will be able to access other sources of funds.

      In addition, we cannot assure you that we will be able to extend the term of any of our existing financing arrangements or obtain sufficient funds to repay any amounts outstanding under any financing arrangement before it expires, either from one or more replacement financing arrangements or an alternative debt or equity financing. If we were unable to repay or refinance any amounts outstanding under any of our existing financing arrangements, our ability to operate our business in the ordinary course would be severely impaired. Even if we are able to refinance our debt, we may not be able to do so on favorable terms. If we are not able to obtain additional funding on favorable terms or at all, our ability to grow our business will be impaired.

      If our lenders terminate any of our commercial paper conduit credit facilities, we may not be able to continue to fund our business.

      We currently have two commercial paper conduit credit facilities — a $700 million facility and a $115 million facility. The $115 million facility is a one-year facility that expires on February 27, 2004, and the $700 million facility expires on February 25, 2006, but must be renewed annually at the option of our lenders. Substantially all of the loans that we have not securitized are held by these facilities. Under the terms of these facilities we receive the cash flow generated by our loans held by these facilities after deductions for monthly interest and fee payments payable to our lenders. Our commercial paper conduit credit facilities contain customary representations and warranties, covenants, conditions and events of default that if breached, not satisfied or triggered could result in termination of the facility. Further, if our lenders did not renew our $700 million facility on the required annual renewal date, that facility would terminate. Upon termination, we would no longer have the right to borrow any additional funds under the facility, and all cash flow generated by our loans held in that facility would go to pay down our borrowings thereunder rather than to us. Additionally, if the facility were terminated due to our breach, noncompliance or default, our lenders would have the right to liquidate or sell all of our loans held in that facility. Consequently, if one or both of these facilities were to terminate, our liquidity position would be materially adversely affected, and we may not be able to satisfy our outstanding loan commitments, originate new loans or continue to fund our operations.

      The terms of the repurchase agreements we use to obtain short-term financing could adversely affect our liquidity position if the value of the underlying loans were to fall.

      As of June 30, 2003, we had financed approximately $91.0 million through two separate repurchase agreements. One of the repurchase agreements, through which we raised $82.2 million of proceeds, was with Wachovia Bank, N.A., an affiliate of Wachovia Capital Markets LLC, one of the underwriters of this offering, as counterparty. The other, through which we raised $8.8 million of proceeds, was with Nomura Credit & Capital, Inc., as counterparty. Repurchase agreements are short-term financings in which we sell loans to a third party and have an obligation to repurchase the loans on a future date. These agreements have 90-day terms, and the counterparty has no obligation to renew these agreements upon expiration. These repurchase agreements provide that the counterparty may mark the loans down to fair market value, as determined by the counterparty, at any time and require us to satisfy a margin call or repurchase the underlying loan. If these agreements were not renewed or we were required to satisfy a margin call or repurchase the underlying loans, our liquidity position would be materially adversely affected.

      Our lenders could terminate us as servicer of our loans held in our credit facilities or asset securitizations, which would adversely affect our ability to manage our portfolio.

      Upon the occurrence of specified servicer defaults, our lenders and the holders of our asset-backed notes issued in our asset securitization transactions may elect to terminate us as servicer of the loans under the applicable facility and appoint a successor servicer. If we were terminated as servicer, we would no longer receive our servicing fee. In addition, because there could be no assurance that any successor servicer would be able to service the loans according to our standards, any transfer of servicing to a successor servicer could result in reduced or delayed collections, delays in processing payments and information regarding the loans and a failure to meet all of the servicing procedures required by the applicable servicing agreement. Consequently, the performance of our loans could be adversely affected and our income generated from those loans significantly reduced.

      Our liquidity position could be adversely affected if we were unable to complete additional asset securitization transactions in the future.

      We have completed three asset securitization transactions, all of which we accounted for on balance sheet, through which we raised $866.9 million in debt capital to support our lending activities. In a typical asset securitization transaction, we transfer loans to a trust that aggregates our loans and, in turn, sells notes collateralized by the trust’s assets to institutional investors. The securities issued by the trusts have been rated by a nationally recognized statistical rating organization. Our goal in completing these transactions was to raise additional capital to pay down our borrowings under our credit facilities and to create additional liquidity under our credit facilities for use in funding our loans.

      We intend to continue to engage in on balance sheet asset securitization transactions in the future. Several factors will affect our ability to complete additional asset securitizations, including:

•	to the extent that the capital markets generally, and the asset-backed securities market in particular, suffer disruptions, we may be unable to complete asset securitization transactions;

•	disruptions in the credit quality and performance of our loan portfolio, particularly that portion which has been previously securitized and serves as collateral for existing asset securitization transactions, could reduce or eliminate investor demand for our asset securitizations in the future;

•	our ability to service our loan portfolio must continue to be perceived as adequate to make the securities issued attractive to investors; and

•	any material downgrading or withdrawal of ratings given to securities previously issued in our asset securitizations would reduce demand for additional securitizations by us.

      If we are unable to continue completing these asset securitizations, our ability to obtain the capital needed for us to continue to grow our business would be adversely affected. In turn, this could have a material adverse effect on our growth and stock price.

      Fluctuating or rising interest rates could adversely affect our profit margins and ability to grow our business.

      We borrow money from our lenders at variable interest rates. We generally lend money at variable rates based on the prime rate. Many of our loans contain interest rate floors which result in rates above the contractual floating rate specified in the applicable loan agreement. Our operating results and cash flow depend on the difference between the interest rate at which we borrow funds and the interest rate at which we lend these funds.

      If interest rates rise, our borrowing costs will rise. Until the time that the prime rate increases enough to bring the variable rates on our loans to the level of the interest rate floors on our loans, however, our interest income on those loans will not change. As a result, the spread between our interest expense and our interest income from our loans that are subject to interest rate floors will narrow during this period. We estimate that once rates begin to rise, our interest spread will decline until the prime rate increases by approximately 2.25%. Based upon our portfolio as of June 30, 2003, and because of interest rate floors, assuming no changes in our investments or borrowing structure, a 100 basis point, or 1.0%, increase in interest rates would increase our interest income for a 12-month period by approximately $8.0 million and our interest expense by approximately $13.0 million, resulting in a decrease in net interest income of approximately $5.0 million; a 200 basis point, or 2.0%, increase in interest rates would increase our interest income by approximately $19.7 million and our interest expense by approximately $26.0 million, resulting in a decrease in net interest income of approximately $6.3 million. Accordingly, other things being equal, increases in interest rates will result in decreases in our net interest income due primarily to our use of interest rate floors.

      In addition, changes in market interest rates, or in the relationships between short-term and long-term market interest rates, or between different interest rate indices, could affect the interest rates charged on interest earning assets differently than the interest rates paid on interest bearing liabilities, which could result in an increase in interest expense relative to our interest income.

      The cash flows we receive from the interests we retain in our asset securitization transactions could be delayed or reduced due to the requirements of the asset securitizations, which could impair our ability to originate new loans or fund commitments under existing loans.

      We have retained the two most junior classes of securities, totaling $183.9 million in principal amount, issued in each of the three asset securitization transactions we have completed since inception. The notes issued in the asset securitization that we did not retain are senior to the junior securities we did retain. Cash flows generated by our retained interest in these junior securities were $28.1 million, or 29% of our total revenues, for the six months ended June 30, 2003. Our receipt of future cash flows on those junior securities is governed by provisions that control the distribution of cash flows from the loans included in our asset securitizations. Generally, principal cash flows from those loans must be used to reduce the outstanding balance of the senior notes issued in the asset securitizations and are not available to us until the full principal balance of the senior notes has been repaid. On a monthly basis, interest cash flows from the loans must first be used to pay the interest on the senior notes, expenses of the asset securitization and to maintain a required minimum interest reserve. Any interest cash flows remaining after the payment of these amounts plus any reductions in the minimum interest reserve are distributed to us.

      Several factors may influence the timing and amount of the cash flows we receive from loans included in our asset securitizations, including:

•	If any loan included in an asset securitization becomes 60 days or more delinquent, the full principal balance of that loan must be included in the interest reserve. We will not receive any distributions from interest cash flows until the interest reserve is fully funded.

•	If a loan included in an asset securitization has defaulted or is charged-off, the full principal balance of that loan must be distributed to the senior note holders to reduce the outstanding balance of the senior notes. We will not receive any distributions from interest cash flows until the full amount of defaulted and charged-off loans has been distributed.

•	Changes in interest rates and repayment schedules may increase the amount of interest cash flows necessary to fund hedge payments required by, and costs associated with, our asset securitizations. As a result, interest cash flows must be used to make payments related to the hedging arrangements, thereby reducing the cash flows available to us.

•	If the actual prepayment rate of the loans included in an asset securitization is less than the estimated prepayment rate assumed under that asset securitization, the notes issued under that asset securitization will remain outstanding past their expected maturities. In such event, interest cash flows must be used to pay the principal value of the senior notes issued in the asset securitization until they are fully repaid, thereby eliminating the cash flows available to us until after the senior notes are fully repaid.

      Because there is no active trading market for the loans in our portfolio, we might not be able to sell them at a favorable price or at all.

      We may seek to dispose of one or more of our loans to obtain liquidity or to reduce potential losses with respect to non-performing assets. There is no established trading market for our loans. Consequently, if we seek to sell a loan, there is no guarantee that we will be able to do so at a favorable price or at all.

      We have obtained substantially all of our debt financing through Wachovia Capital Markets LLC and its affiliates. This concentration of funding sources exposes us to funding risks.

      As of June 30, 2003, our principal debt funding sources consisted of a $115 million commercial paper conduit credit facility, a $700 million commercial paper conduit credit facility, three asset securitization transactions through which we raised $866.9 million in debt capital, and repurchase agreements through which we raised proceeds of $91.0 million. Wachovia Capital Markets LLC serves as administrative agent of, and has a 50% interest in, the $700 million facility. Other lenders unaffiliated with Wachovia hold the remaining 50% of this facility. Wachovia Capital Markets LLC serves as administrative agent and purchaser agent of, and is the only participant in, the $115 million facility. Wachovia Capital Markets LLC served as the initial purchaser in our securitization transactions, in which the notes were sold to institutional investors. An affiliate of Wachovia Capital Partners, LLC is a party to our largest loan repurchase agreement. In addition, an affiliate of Wachovia Capital Partners, LLC is the counterparty on our hedging transactions required under our credit and securitization facilities. Wachovia Capital Partners, LLC holds 7,331,812 shares of our common stock, and has designated one member of our board of directors. Our relationships with Wachovia are described in greater detail in “Certain Relationships and Transactions— Transactions with Affiliates of Wachovia Capital Partners.”

      Our reliance on Wachovia Capital Markets LLC and its affiliates for a substantial amount of our funding exposes us to funding risks. If Wachovia determined to terminate our $115 million commercial paper conduit credit facility or Wachovia and the other participating lenders determined to terminate our $700 million commercial paper conduit credit facility, we would need to establish new lending relationships to satisfy our funding needs.

      Under our repurchase agreement with affiliates of Wachovia Capital Partners, LLC, Wachovia is permitted to mark the loans down to fair market value, as determined by Wachovia, and require us to satisfy a margin call or repurchase the underlying loan. In addition, the agreement has a 90-day term and Wachovia has no obligation to renew the term at the expiration of the term. If we were required to repurchase these loans, we could fund the obligation through borrowings under our $700 million facility provided the loans were eligible to be pledged as collateral under that facility. However, if Wachovia and the other participating lenders terminated that facility, we would not be able to access that source of funds.

      As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we are currently in the process of completing a new $300 million credit facility with an affiliate of Credit Suisse First Boston LLC and a new $400 million credit facility with an affiliate of Citigroup Capital Markets Inc. However, there is no guarantee that these facilities will be completed or that we could establish other lending relationships on a timely or cost-effective basis. If we were unable to access acceptable funding sources, our liquidity position would be materially adversely affected.

Risks Related to Our Operations and Financial Results

      Our limited operating history limits your ability to evaluate our business and prospects and may increase your investment risk.

      We commenced operations in September 2000 and, as a result, have only a limited operating history for purposes of your evaluation of our business and prospects. Because of this limited operating history, we may not be able to:

•	successfully compete with our competitors for loan opportunities;

•	continue to find loan opportunities that meet our strict underwriting parameters;

•	continue to grow and manage our growth;

•	predict what level of delinquencies or defaults we may experience with respect to our loans over longer periods of time;

•	raise additional capital that may be required to fund our ongoing operations; or

•	respond to changes in the marketplace.

      Our operating results may fluctuate and, therefore, you should not rely on our results in any prior reporting period to be indicative of our performance in future reporting periods. Many different factors could cause our operating results to vary from quarter-to-quarter, including those factors discussed in this “Risk Factors” section.

      If we fail to effectively manage our growth, our financial results could be adversely affected.

      We have expanded our operations rapidly since our inception in 2000. As of June 30, 2003, we had 239 employees and 14 offices. From our inception to June 30, 2003, our assets have grown to $1.9 billion and our debt has increased to $1.3 billion. Our growth may place a strain on our loan origination and loan management systems and resources. We must continue to refine and expand our marketing capabilities, our management procedures, our access to financing sources and our technology. As we grow, we must continue to hire, train, supervise and manage new employees. We may not be able to hire and train sufficient lending and administrative personnel or develop management and operating systems to manage our expansion effectively. If we are unable to manage our growth, our operations and our financial results could be adversely affected.

      We may be adversely affected by deteriorating economic or business conditions.

      Our business, financial condition and results of operations may be adversely affected by various economic factors, including the level of economic activity in the markets in which we operate. Delinquencies, foreclosures and credit losses generally increase during economic slowdowns or recessions. Because we lend primarily to small and medium-sized businesses, many of our clients may be particularly susceptible to economic slowdowns or recessions and may be unable to make scheduled payments of interest or principal on their borrowings during these periods. Therefore, to the extent that economic activity or conditions deteriorate, our non-performing assets are likely to increase and the value of our portfolio is likely to decrease. Adverse economic conditions also may decrease the value of the collateral securing some of our loans as well as the value of our equity investments. Further economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in our revenues, net income and assets.

      Unfavorable economic conditions may also make it more difficult for us to maintain both our new business origination volume and the credit quality of new business at levels previously attained. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could significantly harm our operating results.

      Our commitments to lend additional sums to existing clients exceed our resources available to fund these commitments.

      As of June 30, 2003, our contractual commitments to lend additional sums to our clients under our outstanding loan agreements exceeded by $457.5 million our cash on hand and the borrowing availability under our existing financing arrangements. We expect that our loan commitments will continue to exceed our available funds indefinitely. Under the terms of our loan agreements our clients generally cannot require us to fund the maximum amount of our commitments unless they are able to demonstrate, among other things, that they have sufficient collateral to secure all requested additional borrowings. There is a risk that we have miscalculated the likelihood that our clients will be eligible to receive and will, in fact, request additional borrowings in excess of our available funds. If our calculations prove incorrect, we will not have the funds to make these loan advances without obtaining additional financing. Our failure to satisfy our full contractual funding commitment to one or more of our clients could create breach of contract liability for us and damage our reputation in the marketplace, which could then have a material adverse effect on our business.

      We are in a highly competitive business and may not be able to take advantage of attractive lending opportunities.

      The commercial lending industry is highly competitive. We have competitors who also make the same types of loans to the small and medium-sized privately owned businesses that are our target clients.

      Our competitors include a variety of:

•	specialty and commercial finance companies;

•	national and regional banks;

•	private mezzanine funds;

•	insurance companies;

•	private investment funds;

•	investment banks; and

•	other equity and non-equity based investment funds.

      Some of our competitors have greater financial, technical, marketing and other resources than we do. They also have greater access to capital than we do and at a lower cost than is available to us. Furthermore, we would expect to face increased price competition if lenders seek to expand within or enter our target markets. As a result, we may not be able to attract and retain new clients and sustain the rate of growth that we have experienced to date, and our market share and future revenues may decline. If our existing clients choose to use competing sources of credit to refinance their loans, the rate at which loans are repaid may be increased, which could change the characteristics of our loan portfolio as well as cause our anticipated return on our existing loans to vary.

      Acquisitions of other finance companies or loan portfolios may adversely impact our business.

      As part of our business strategy, we may pursue acquisitions of other finance companies or loan portfolios. Future acquisitions may result in potentially dilutive issuances of equity securities and the incurrence of additional debt. In addition, we may face numerous additional risks from future acquisitions, including:

•	difficulties in integrating the operations, services, products and personnel of the acquired company or loan portfolio;

•	heightened risks of credit losses as a result of acquired loans not having been originated by us in accordance with our rigorous underwriting standards;

•	the diversion of management’s attention from other business concerns;

•	the potentially adverse effects that acquisitions may have in terms of the composition and performance of our loan portfolio; and

•	the potential loss of key employees of the acquired company.

      Our business is highly dependent on members of our credit committee including our Chief Executive Officer, the loss of whom would prevent us from continuing to act as the servicer on the loans securing our borrowings under our financing facilities.

      Our future success depends to a significant extent on the continued services of our Chief Executive Officer, our President, our Chief Credit Officer and our Chief Legal Officer who collectively comprise our credit committee. These four individuals have been directly responsible for all of our credit approval decisions since inception. While we have entered into employment agreements with each of these officers, if any of them were to die, become disabled or otherwise leave our employ, we might not be able to replace him with someone of equal skill or ability. Moreover, our credit committee might not continue to function well without the continued services of the former officer.

      If our Chief Executive Officer were to leave our employ, we would incur a “servicer default” under our financing facilities that would prevent us from continuing to act as the servicer of the loans securing our borrowings under those facilities. Our inability to act as servicer could expose us to the risk that the back-up servicer designated under our financing facilities may possess less experience or skill than we possess, which could produce losses or decrease our borrowing capacity under these facilities. Accordingly, the loss of Mr. Delaney’s services could have a significant detrimental effect on our business operations and financial condition. We have not taken out key man life insurance on Mr. Delaney, included a provision in his employment agreement that would require him to pay us damages if he left or taken any other precautions to offset the financial loss we could incur as a result of his departure. If we lost the services of our Chief Executive Officer, there is no guarantee that we would be able to replace him with someone of equal skill and expertise.

Risks Related to this Offering

      We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

      Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through negotiations with the underwriters and may not bear any relationship to the market price at which it will trade after this offering or to any other established criteria of our value. It is possible that in some future quarter our operating results may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may fall.

      A substantial portion of the net proceeds of this offering will be received by Wachovia Capital Markets LLC, one of the underwriters, and this presents a conflict of interest.

      Wachovia Capital Markets LLC, one of the underwriters for this offering, is administrative agent of and the lender under our $115 million commercial paper conduit facility and serves as the administrative agent of, and has a 50% interest in, our $700 million commercial paper conduit facility. We will apply all of the net proceeds of this offering to repayment of these credit facilities to create additional borrowing availability under such facilities. Following this offering, Wachovia Capital Markets’ lending commitments under these credit facilities will remain unchanged, and we intend to use the additional borrowing capacity created by the repayments under these facilities to fund our lending business. In addition, Wachovia Capital Partners LLC, an affiliate of Wachovia Capital Markets, holds 7,331,812 shares of our common stock and will be selling 492,730 shares of our common stock in this offering and will receive approximately 9.3% of the gross proceeds received by the selling stockholders. This repayment of our facilities and this sale of shares present a conflict of interest since Wachovia Capital Markets has an interest in the successful completion of the offering beyond the underwriting discounts and commissions it will receive. This offering is therefore being made using a “qualified independent underwriter” in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc., which is intended to address conflicts of interest involving underwriters. See “Underwriting” included in this prospectus for a description of the independent underwriting procedures that are being used in connection with this offering.

      The price of our common stock may be volatile.

      The trading price of our common stock following this offering may fluctuate substantially. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our common stock. Those factors that could cause fluctuations include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of financial services companies;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	general economic conditions and trends;

•	major catastrophic events;

•	loss of a major funding source;

•	sales of large blocks of our stock; or

•	departures of key personnel.

      In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

      If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

      If our existing shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing shareholders might sell shares of common stock could also depress our market price. Upon completion of this offering we will have 115,396,050 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option, of which 94,096,050 shares will be held by our current shareholders. In addition, exercisable options for 923,750 shares are held by our employees. Substantially all of our shareholders will be subject to the lock-up agreements with the underwriters described in “Underwriting” and will be subject to the Rule 144 holding period requirements described in “Shares Eligible for Future Sales.” After all of these agreements expire and applicable holding periods have elapsed, an aggregate of 94,096,050 additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing shareholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

      If you purchase shares of common stock sold in this offering, you will experience immediate dilution.

      If you purchase shares of our common stock in this offering, you will experience immediate dilution of $7.36 per share, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You will experience additional dilution upon the exercise of stock options to purchase common stock and the issuance of restricted stock to our employees under our equity incentive plan.

      Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

      Our principal shareholders, directors and executive officers and entities affiliated with them will own approximately 58.8% of the outstanding shares of our common stock after this offering. As a result, these shareholders, if acting together, would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

      Some provisions of Delaware law and our certificate of incorporation and bylaws may deter third parties from acquiring us.

      Upon the closing of this offering, our certificate of incorporation and bylaws will provide for, among other things:

•	a classified board of directors;

•	restrictions on the ability of our shareholders to fill a vacancy on the board of directors;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without shareholder approval; and

•	advance notice requirements for shareholder proposals.

      In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which restricts the ability of any shareholder that at any time holds more than 15% of our voting shares to acquire us without the approval of shareholders holding at least 66 2/3% of the shares held by all other shareholders that are eligible to vote on the matter.

      These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions than you desire.

      We do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

      We do not plan to declare dividends on shares of our common stock in the foreseeable future. Consequently, the only way to achieve a return on your investment will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay.

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

      This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our clients’ or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. The “Risk Factors” section and those sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” as well as other sections in this prospectus discuss some of the factors that could contribute to these differences.

      The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

      This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, financial condition, results of operations and the market price of our common stock.

USE OF PROCEEDS

      We estimate that the net proceeds from our sale of 16,000,000 shares of common stock in this offering, at an assumed initial public offering price of $14.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus, after deducting underwriting discounts, commissions and other estimated offering expenses, will be approximately $204.6 million. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds, after deducting underwriting discounts, commissions and other estimated offering expenses, will be approximately $232.6 million. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders.

      We intend to use all of the net proceeds of this offering to repay indebtedness under our commercial paper conduit credit facilities. We anticipate that we will use the additional borrowing capacity created by the repayments under these credit facilities to fund our lending business in connection with newly originated and existing loans in our portfolio as the need arises. We intend to use approximately $43.0 million of the net proceeds of this offering to repay all of the outstanding indebtedness under our $115 million commercial paper conduit credit facility with an affiliate of Wachovia Capital Markets LLC, one of the underwriters, under which Wachovia Capital Markets LLC serves as administrative agent and purchaser agent. This facility was established, and the amounts to be repaid were originally drawn, concurrently with our acquisition of a pool of loans in 2003. As of June 30, 2003, $73.7 million was outstanding under this facility that accrued interest at a rate of 2.72%. We will use the remainder of the net proceeds, or approximately $161.6 million, to repay outstanding indebtedness under our primary $700 million commercial paper conduit credit facility with five commercial banks, for which Wachovia Capital Markets LLC serves as administrative agent. An affiliate of Wachovia Capital Markets LLC has a 50% interest in this facility and will receive its proportionate share of the amounts repaid on this facility. During the last year, we borrowed money under this facility to fund our lending business as required in connection with newly originated and existing loans in our portfolio. As of June 30, 2003, $481.5 million was outstanding under this facility that accrued interest at a rate of 2.37%.

DIVIDEND POLICY

      As a limited liability company, we paid distributions to our members based on the estimated taxes payable on the taxable income passed through to them. Distributions for the six months ended June 30, 2003 and the year ended December 31, 2002 were $27.5 million and $15.2 million, respectively. There were no distributions paid for the six months ended June 30, 2002, the year ended December 31, 2001, or the period from September 7, 2000 (inception) to December 31, 2000.

      Upon our reorganization as a “C” corporation immediately before the closing of this offering, we intend to retain our future earnings, if any, to finance the future development and operation of our business. Accordingly, we do not anticipate paying any dividends on our common stock in the foreseeable future.

CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2003:

•	on an actual basis;

•	on a pro forma basis, to reflect our reorganization as a “C” corporation and the resultant exchange of all outstanding limited liability company units for shares of common stock on a one-for-one basis, immediately before the closing of this offering, the estimated impact of recording a net deferred tax asset of $3.8 million in connection with our reorganization as a “C” corporation, and payment of cash distributions of $5.2 million to our members relating to their estimated taxes payable on the taxable income passed through to them for periods subsequent to June 30, 2003, but prior to our reorganization as a “C” corporation; and

•	on a pro forma, as adjusted, basis to reflect the sale by us of 16,000,000 shares of common stock in this offering, at an assumed initial public offering price of $14.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and giving effect to the anticipated uses of proceeds from this offering. The share amounts in this table exclude the 1,647,950 shares of common stock that were subject to outstanding options as of June 30, 2003, as well as the 16,061,000 shares of common stock reserved for future issuance under our equity incentive plan.

      You should read this table in conjunction with the sections of this prospectus captioned “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the audited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2003

			Pro Forma
	Actual	Pro Forma	As Adjusted

	($ in thousands)
Debt outstanding:
Repurchase obligations	$90,997	$90,997	$90,997
Commercial paper conduit credit facilities	555,202	555,202	350,642
Asset securitizations	699,658	699,658	699,658

Total borrowings	1,345,857	1,345,857	1,141,297
Members’/ Shareholders’ equity:
Members’ equity (101,000,000 units authorized; 99,396,050 units outstanding, actual; no units outstanding, pro forma or pro forma, as adjusted)	565,416	0	0
Preferred stock (50,000,000 shares authorized; no shares outstanding, actual, pro forma or pro forma, as adjusted)	0	0	0
Common stock ($0.01 par value, 500,000,000 shares authorized; no shares outstanding, actual; 99,396,050 shares outstanding, pro forma; and 115,396,050 shares outstanding, pro forma, as adjusted)	0	994	1,154
Additional paid-in capital	0	511,442	715,842
Retained earnings	0	51,555	51,555
Deferred compensation	(824)	(824)	(824)

Total members’/ shareholders’ equity	564,592	563,167	767,727

Total debt and members’/ shareholders’ equity	$1,910,449	$1,909,024	$1,909,024

DILUTION

      Dilution is the amount by which the initial offering price paid by the purchasers of common stock in this offering exceeds the net tangible book value per share of common stock following this offering. Giving effect to our reorganization as a “C” corporation and the resultant exchange of all outstanding limited liability company units for shares of common stock on a one-for-one basis immediately before the closing of this offering, the estimated impact of recording a net deferred tax asset of $3.8 million in connection with our reorganization as a “C” corporation, and our payment of cash distributions of $5.2 million to our members relating to their estimated taxes payable on the taxable income passed through to them for periods subsequent to June 30, 2003, but prior to our reorganization as a “C” corporation, our pro forma net tangible book value per share represents our pro forma tangible assets (total assets less intangible assets), less our total liabilities, divided by the number of shares of our common stock outstanding as of June 30, 2003. As of June 30, 2003, our pro forma net tangible book value was approximately $562.1 million, or $5.66 per share of common stock. After giving effect to the pro forma adjustments discussed above and the sale of 16,000,000 shares of common stock by us at the assumed initial public offering price of $14.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts, commissions and estimated offering expenses, our pro forma, as adjusted, net tangible book value at June 30, 2003 would have been approximately $766.7 million, or $6.64 per share of common stock. After giving effect to this offering, our pro forma, as adjusted, net tangible book value represents an immediate increase in the pro forma net tangible book value of $0.98 per share to existing shareholders and an immediate dilution in the pro forma, as adjusted, net tangible book value of $7.36 per share to the investors who purchase our common stock in this offering. Sales of shares by our selling shareholders in this offering do not affect our net tangible book value.

      The following table illustrates this per share dilution:

Assumed initial public offering price per share		$14.00
Pro forma net tangible book value per share as of June 30, 2003	$5.66
Increase in pro forma net tangible book value per share attributable to this offering	$0.98
Pro forma net tangible book value per share as adjusted after this offering		$6.64

Dilution per share to new investors		$7.36

      The following table summarizes, on a pro forma, as adjusted, basis, as of June 30, 2003, the difference between existing shareholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing shareholders and by the investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $14.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

	($ in thousands)
Existing shareholders	99,396,050	86.1%	$512,872	69.6%	$5.16
New investors	16,000,000	13.9	224,000	30.4	14.00

Total	115,396,050	100.0%	$736,872	100.0%	$6.39

      The share amounts in this table exclude 1,647,950 shares of our common stock that were subject to outstanding options granted under our equity incentive plan as of June 30, 2003 at a weighted average exercise price of $5.71 per common share as well as the 16,061,000 shares reserved for issuance under our equity incentive plan. To the extent that any options are exercised, there will be further dilution to new investors. If all of our outstanding options as of June 30, 2003 had been exercised the pro forma, as adjusted, net tangible book value per share after this offering would be $6.63 per share, representing an immediate decrease in the net tangible book value to our new investors of $0.01 per share.

      To the extent that the underwriters’ over-allotment option is exercised, there will be further dilution to the new public investors. If the underwriters exercise the option in full, the number of shares held by new investors will increase to 18,130,000, or 15.4% of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      You should read the data set forth below in conjunction with our consolidated financial statements and related notes of CapitalSource Holdings LLC, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information appearing elsewhere in this prospectus. The following tables show selected portions of our unaudited historical consolidated financial data as of and for the six months ended June 30, 2003 and 2002 and our audited historical consolidated financial data as of and for the years ended December 31, 2002 and 2001 and for the period from September 7, 2000, the date we commenced operations, through December 31, 2000. We derived our selected consolidated financial data as of and for the years ended December 31, 2002 and 2001 and for the period from September 7, 2000, the date we commenced operations, through December 31, 2000 from our audited consolidated financial statements, which have been examined and reported upon by Ernst & Young LLP, independent auditors. The selected consolidated financial data for the six months ended June 30, 2003 and 2002 have been derived from our unaudited consolidated financial statements, which, in the opinion of our management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for those periods and as of that date. The selected consolidated financial data for the six months ended June 30, 2003 are not necessarily indicative of our results for the year ending December 31, 2003 and our historical results are not necessarily indicative of our results for any future period.

      The pro forma net income (loss) per common share data below give effect to our reorganization as a “C” corporation. As a limited liability company, all income taxes were paid by the members. As a “C” corporation, we will be responsible for the payment of all federal and state corporate income taxes. The pro forma provision for income taxes represents a combined federal and state effective tax rate of 39%. This rate comprises an effective federal tax rate of 35% (the top marginal rate) and a combined state tax rate of 6.2% which is our estimate of the average state tax rate we will pay based on the mix and volume of business we do in the states and the relevant apportionment factors for those states. Because we expect our income to be in the maximum bracket, we expect to pay taxes at the highest marginal rate in each state where we are required to pay tax. After giving effect to the deductibility of state taxes at the federal level, the effective state tax rate is 4% and is added to the federal tax rate to determine the combined, effective rate.

      The pro forma as adjusted balance sheet below gives effect to our reorganization as a “C” corporation and the resultant exchange of all outstanding limited liability company units for shares of common stock on a one-for-one basis immediately before the closing of this offering, the estimated impact of recording a net deferred tax asset of $3.8 million in connection to our reorganization as a “C” corporation, our payment of cash distributions of $5.2 million to our members relating to their estimated taxes payable on the taxable income passed through to them for periods subsequent to June 30, 2003, but prior to our reorganization as a “C” corporation, the sale by us of 16,000,000 shares of common stock in this offering, at an assumed initial public offering price of $14.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and giving effect to the anticipated uses of proceeds from this offering.

      The average number of common units outstanding has been adjusted to reflect the recapitalization that took place on August 30, 2002 as if it occurred on September 7, 2000 (inception). For additional description of the recapitalization, see Note 8, Members’ Equity, in the audited consolidated financial statements for the year ended December 31, 2002.

					Period from
					September 7,
	Six Months Ended				2000 (Inception)
	June 30,		Year Ended December 31,		through
					December 31,
	2003	2002	2002	2001	2000

	(unaudited)

	($ in thousands, except per share data)
Results of operations:
Interest income	$74,037	$28,109	$73,591	$21,915	$ 2,478
Fee income	20,132	7,955	17,512	4,553	217

Total interest and fee income	94,169	36,064	91,103	26,468	2,695
Interest expense	17,105	5,104	14,416	4,286	295

Net interest and fee income	77,064	30,960	76,687	22,182	2,400
Provision for loan losses	4,774	0	6,688	0	0

Net interest and fee income after provision for loan losses	72,290	30,960	69,999	22,182	2,400
Total operating expenses	28,189	13,152	33,595	15,589	2,525
Total other income	2,764	3,603	5,178	199	63

Net income (loss)	$46,865	$21,411	$41,582	$ 6,792	$ (62)

Pro forma information:
Pro forma income taxes	18,277		16,217

Pro forma net income	$28,588		$25,365

Net income (loss) per common unit:
Basic	$ 0.48	$ 0.22	$ 0.43	$ 0.07	$ (0.00)
Diluted	$ 0.47	$ 0.21	$ 0.42	$ 0.07	$ (0.00)
Pro forma net income per common share:
Basic	$ 0.29		$ 0.26
Diluted	$ 0.29		$ 0.25
Average common units outstanding:
Basic	98,082,562	97,622,502	97,701,088	97,246,279	97,016,588
Diluted	99,906,492	99,637,079	99,728,331	99,336,253	99,288,600
Pro forma common shares outstanding:
Basic	98,082,562		97,701,088
Diluted	99,906,492		99,728,331

			December 31,
	Pro Forma	June 30,
	As Adjusted	2003	2002	2001	2000

	(unaudited)

	($ in thousands)
Balance sheet data:
Loans	$1,740,647	$1,740,647	$1,073,680	$394,272	$84,528
Deferred loan fees	(51,346)	(51,346)	(30,316)	(10,746)	(2,354)
Allowance for loan losses	(11,462)	(11,462)	(6,688)	0	0

Loans, net	1,677,839	1,677,839	1,036,676	383,526	82,174
Total assets	1,928,310	1,928,310	1,160,605	429,642	105,755
Repurchase obligations	90,997	90,997	0	0	0
Commercial paper conduit credit facilities	350,642	555,202	240,501	207,104	8,251
Asset securitizations	699,658	699,658	428,585	0	0

Total borrowings	1,141,297	1,345,857	669,086	207,104	8,251
Total equity	767,727	564,592	473,682	215,126	96,708
Portfolio statistics:
Number of loans closed to date		346	209	73	15
Number of loans paid off to date		(35)	(24)	(2)	0

Number of loans		311	185	71	15

Total loan commitments		$2,604,504	$1,636,674	$580,640	$138,384
Average outstanding loan size		5,615	5,804	5,553	5,635
Average loans outstanding during period		1,472,273	672,015	186,051	52,948
Employees as of period end		239	164	86	30

									Period from
	Six Months				Year Ended				September 7, 2000
	Ended June 30,				December 31,				(Inception) through
									December 31,
	2003		2002		2002		2001		2000

Performance ratios:
Pre-tax return on average assets	5.96%		7.73%		5.63%		3.23%		(0.27)%
Pre-tax return on average equity	17.19		15.72		12.23		4.86		(0.28)
Net interest margin after provision for loan losses	9.18		11.27		9.55		10.64		10.83
Operating expenses as a percentage of average total assets	3.58		4.75		4.55		7.41		10.92
Efficiency ratio (operating expenses/net interest and fee income)	36.6		42.5		43.8		70.3		105.2
Credit quality and leverage ratios:
60 or more days contractual delinquencies as a percentage of loans (at period end)	0.28%		0.00%		0.00%		0.00%		0.00%
Net chargeoffs as a percentage of average loans	0.00		0.00		0.00		0.00		0.00
Allowance for loan losses as a percentage of loans (at period end)	0.66		0.00		0.62		0.00		0.00
Total debt to equity (at period end)	2.38	x	1.38	x	1.41	x	0.96	x	0.09	x
Equity to total assets (at period end)	29.3%		41.5%		40.8%		50.1%		91.5%

REORGANIZATION AS A “C” CORPORATION

      CapitalSource Inc., the shares of which are being sold to the public in this offering, will be the successor to CapitalSource Holdings LLC, our current holding company, following a reorganization that will take place in connection with the closing of this offering. The reorganization will change the entity that serves as our holding company. CapitalSource Inc., our new holding company, is a Delaware corporation that is subject to taxation as a corporation for federal and state income tax purposes. CapitalSource Holdings LLC, by contrast, is a Delaware limited liability company that is currently taxable as a partnership for federal income tax purposes. This reorganization will not affect our operations, which we will continue to conduct through CapitalSource Finance LLC, our principal operating subsidiary, and our other subsidiaries.

      In the reorganization, a wholly owned subsidiary of CapitalSource Inc. will merge with and into CapitalSource Holdings LLC, with CapitalSource Holdings LLC continuing as the surviving company. In the merger, the existing holders of units of membership interest in CapitalSource Holdings LLC will receive, on a one-for-one basis, shares of CapitalSource Inc. common stock in exchange for their units, and the shares of CapitalSource Inc. common stock owned by CapitalSource Holdings LLC will be cancelled. Following the merger, CapitalSource Holdings LLC will be a wholly owned subsidiary of CapitalSource Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The information contained in this section should be read in conjunction with our consolidated financial statements and related notes and the information contained elsewhere in this prospectus under the caption “Selected Consolidated Financial and Other Data.”

Overview

      We are a specialized commercial finance company providing loans to small and medium-sized businesses. Our goal is to be the lender of choice for small and medium-sized businesses with annual revenues ranging from $5 million to $250 million that require customized and sophisticated debt financing. We conduct our business in one reportable segment through three focused lending groups:

•	Corporate Finance, which provides senior and mezzanine loans principally to businesses backed by private equity sponsors;

•	HealthCare Finance, which provides asset-based revolving lines of credit, mortgage and other secured loans to a broad range of healthcare companies; and

•	Structured Finance, which specializes in asset-based lending to finance companies and commercial real estate owners.

      We offer a range of senior secured asset-based loans, first mortgage loans, senior secured cash flow loans and mezzanine loans to our clients. Our loans generally mature in two to five years and range in size from $1 million to $50 million, with an average loan size as of June 30, 2003 of $5.6 million. Virtually all of our loans require monthly interest payments at floating rates. In many cases, our loans provide for interest rate floors that help us maintain our yields when interest rates are low or declining. As of June 30, 2003, $1.2 billion, or 69%, of the aggregate outstanding principal amount of our loan portfolio had interest rate floors. Of this amount, $1.1 billion were paying interest at the interest rate floor.

      Our revenue consists of interest and fees from our loans and, to a lesser extent, other income which includes unrealized appreciation (depreciation) on certain equity interests and gains (losses) on the sale of warrants and other equity interests. Our expenses consist of interest expense and operating expenses which include compensation and benefits and other administrative expenses.

      The primary driver of our results of operations and financial condition has been our significant growth since our inception on September 7, 2000. Our interest earning assets, which consist primarily of loans, grew from $1.2 billion to $1.9 billion, or 58%, from December 31, 2002 to June 30, 2003 and generated a gross yield of 11.97% for the six months ended June 30, 2003.

      Our growth has not adversely affected the credit quality of our portfolio. We have not recorded a loan charge-off since inception. As of June 30, 2003, one of our first mortgage loans for which we are not the agent was 60 or more days delinquent. As of that date, the approximate outstanding principal amount of the loan was $4.8 million and the delinquent amount was less than $0.1 million. We expect to experience credit losses at some point in the future and have established an allowance for loan losses consistent with our expectation of losses inherent in our portfolio.

      Like all lenders, our business depends on our access to external sources of financing and the cost of such funding. Since inception, we have funded our business through a combination of commercial paper conduit credit facilities, asset securitization transactions, repurchase agreements, $511.0 million of equity capital raised from private investors and retained earnings. The interest cost of our borrowings for the six months ended June 30, 2003 was 3.35%. All of our asset securitization transactions have been accounted for as on balance sheet financings with no gain or loss recorded on the transactions. As of June 30, 2003, our debt to equity ratio was 2.38x. We believe that our capital structure and access to additional funding sources provides us with the flexibility to continue to grow our assets as we pursue attractive lending opportunities.

      We accelerated our investments in our staffing and other operational assets during our first years in operation and, as a result, we believe our expenses will continue to decrease as a percentage of our average total assets as we continue to carefully control our operating expenses and spread these expenses over a growing portfolio of loans. For instance, in the six months ended June 30, 2003, the ratio of our operating expenses to average total assets was 3.58%, down from 4.75% for the six months ended June 30, 2002. We will continue to focus on carefully controlling our operating expenses. If we are successful, our margins will improve in future periods as our expenses are spread over a growing portfolio of loans.

Portfolio Composition

      The schedule below shows the composition of our loan portfolio by type and by lending group as of the dates shown:

			December 31,

	June 30, 2003		2002		2001

	($ in thousands)
Composition of portfolio by loan type:
Senior secured asset-based loans	$628,742	36%	$339,903	32%	$162,568	41%
First mortgage loans	459,117	26	350,668	33	129,868	33
Senior secured cash flow loans	519,320	30	259,161	24	80,822	21
Mezzanine loans	133,468	8	123,948	11	21,014	5

Total	$1,740,647	100%	$1,073,680	100%	$394,272	100%

			December 31,

	June 30, 2003		2002		2001		2000

	($ in thousands)
Composition of portfolio by lending group:
Corporate Finance	$692,583	40%	$387,314	36%	$109,471	28%	$36,094	43%
HealthCare Finance	466,557	27	321,825	30	141,636	36	30,320	36
Structured Finance	581,507	33	364,541	34	143,165	36	18,114	21

Total	$1,740,647	100%	$1,073,680	100%	$394,272	100%	$84,528	100%

      The schedule below shows the scheduled maturities of our loans as of December 31, 2002:

		Due in	Due
	Due in	One to	After
	One Year	Five	Five
	or Less	Years	Years	Total

	($ in thousands)
Scheduled maturities by loan type:
Senior secured asset-based loans	$41,218	$298,685	$—	$339,903
First mortgage loans	40,141	219,020	—	259,161
Senior secured cash flow loans	102,019	248,649	—	350,668
Mezzanine loans	18,448	98,500	7,000	123,948

Total	$201,826	$864,854	$7,000	$1,073,680

      The schedule below shows the scheduled maturities of our loans as of June 30, 2003:

		Due in	Due
	Due in	One to	After
	One Year	Five	Five
	or Less	Years	Years	Total

	($ in thousands)
Scheduled maturities by loan type:
Senior secured asset-based loans	$106,274	$522,468	$—	$628,742
First mortgage loans	107,485	351,632	—	459,117
Senior secured cash flow loans	52,338	450,587	16,395	519,320
Mezzanine loans	6,102	120,366	7,000	133,468

Total	$272,199	$1,445,053	$23,395	$1,740,647

      The schedule below shows, as of December 31, 2002, the dollar amount of all fixed-rate and adjustable-rate loans due after December 31, 2003:

	Fixed	Adjustable
	Rates	Rates	Total

	($ in thousands)
Composition of portfolio by loan type:
Senior secured asset-based loans	$9,689	$288,996	$298,685
First mortgage loans	21,350	227,299	248,649
Senior secured cash flow loans	—	219,020	219,020
Mezzanine loans	7,000	98,500	105,500

Total	$38,039	$833,815	$871,854

      The schedule below shows, as of June 30, 2003, the dollar amount of all fixed-rate and adjustable-rate loans due after June 30, 2004:

	Fixed	Adjustable
	Rates	Rates	Total

	($ in thousands)
Composition of portfolio by loan type:
Senior secured asset-based loans	$16,684	$505,784	$522,468
First mortgage loans	8,645	342,987	351,632
Senior secured cash flow loans	—	466,982	466,982
Mezzanine loans	7,000	120,366	127,366

Total	$32,329	$1,436,119	$1,468,448

      The schedule below shows the composition of our loans by type and by lending group which contained interest rate floors as of December 31, 2002:

		Percent	Weighted
		of Total	Average Rate
	Balance	Portfolio	at Floor

	($ in thousands)
Composition of portfolio by loan type:
Senior secured asset-based loans	$240,107	22%	8.00%
First mortgage loans	138,265	13	10.75
Senior secured cash flow loans	303,683	28	9.43
Mezzanine loans	71,561	7	12.96

Total	$753,616	70%	9.55%

		Percent
		of Total
	Balance	Portfolio

	($ in thousands)
Composition of portfolio by lending group:
Corporate Finance	$179,410	17%
HealthCare Finance	270,207	25
Structured Finance	303,999	28

Total	$753,616	70%

      The schedule below shows the composition of our loan portfolio by type and by lending group which contained interest rate floors as of June 30, 2003:

		Percent	Weighted
		of Total	Average Rate
	Balance	Portfolio	at Floor

	($ in thousands)
Composition of portfolio by loan type:
Senior secured asset-based loans	$371,313	21%	7.55%
First mortgage loans	410,118	24	8.33
Senior secured cash flow loans	325,728	19	9.91
Mezzanine loans	85,742	5	12.13

Total	$1,192,901	69%	8.79%

Composition of portfolio by lending group:
Corporate Finance	$403,075	23%
HealthCare Finance	418,104	24
Structured Finance	371,722	22

Total	$1,192,901	69%

      The schedule below shows the scheduled maturities of our loans which contained interest rate floors as of December 31, 2002:

		Due in	Due
	Due in	One to	After
	One Year	Five	Five
	or Less	Years	Years	Total

	($ in thousands)
Composition of portfolio by loan type:
Senior secured asset-based loans	$24,148	$215,959	$—	$240,107
First mortgage loans	25,566	112,699	—	138,265
Senior secured cash flow loans	82,889	220,794	—	303,683
Mezzanine loans	15,561	56,000	—	71,561

Total	$148,164	$605,452	$—	$753,616

      The schedule below shows the scheduled maturities of our loans which contained interest rate floors as of June 30, 2003:

		Due in	Due
	Due in	One to	After
	One Year	Five	Five
	or Less	Years	Years	Total

	($ in thousands)
Composition of portfolio by loan type:
Senior secured asset-based loans	$31,434	$339,879	$—	$371,313
First mortgage loans	82,073	328,045	—	410,118
Senior secured cash flow loans	32,646	276,687	16,395	325,728
Mezzanine loans	2,876	82,866	—	85,742

Total	$149,029	$1,027,477	$16,395	$1,192,901

      We also sometimes invest in equity interests, generally in connection with a loan to a client. The equity interests include common stock, preferred stock, limited liability company interests and warrants to purchase equity instruments. As of June 30, 2003 and December 31, 2002, the carrying value of investments in equity interests was $29.7 million and $23.7 million, respectively. A majority of our investments in equity interests are carried at fair value with increases and decreases recorded in other income (expense).

Acquisition of Assets

      On March 3, 2003, we purchased assets from another financial institution for a purchase price of approximately $174.8 million. The assets acquired included 55 loans with an aggregate principal balance of approximately $188.5 million. The loans comprised a well-seasoned portfolio and had a weighted average remaining life of approximately 14 months at acquisition. Additionally, we purchased furniture and equipment from the seller, assumed the seller’s office lease of 3,792 square feet located in a suburb of Dallas, and added nine former employees of the seller who were responsible for managing the acquired assets, including five auditors, three loan officers and a development officer. The office lease has been renegotiated and extended through June 26, 2006 at a monthly rental expense of approximately $7,500.

      We considered Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, and EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, to determine if the assets acquired constitute a business. Because all but a de minimis amount of the fair value of the transferred set of activities and assets is represented by a single tangible asset, the loan portfolio, the concentration of value in the single asset is an indicator that an asset rather than a business was purchased. Therefore, we have accounted for the acquisition of loans in accordance with SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, expensing the costs associated with the acquisition.

Interest and Fee Income

      Interest and fee income is commercial loan interest and net fee amortization earned from our commercial loan operations. Virtually all of our loans charge interest at variable rates that generally adjust monthly. Loans representing approximately 69% of the aggregate outstanding balance of our loan portfolio as of June 30, 2003 have interest rate floors, which protect us from an erosion of earnings in a declining interest rate environment. As interest rates rise, our interest income on loans with interest rate floors will not increase until the contractual interest rates exceed the level of the floors. Fee income includes the amortization of loan origination fees, net of the direct costs of origination, amortization of original issue discount, the amortization of the discount on loans acquired, and other fees charged to borrowers.

Interest Expense

      Interest expense is the amount paid on borrowings, including the amortization of deferred financing fees. All of our borrowings charge interest at variable rates based on LIBOR or the commercial paper rates plus a margin. As interest rates rise, our interest expense will increase. Deferred financing fees, the costs of acquiring debt, such as commitment fees and legal fees, are amortized over the life of the borrowing.

Provision for Loan Losses

      The provision for loan losses is the periodic cost of maintaining an appropriate allowance for loan losses. To the degree we add new loans to our portfolio, or to the degree credit quality is worse than expected, we may record a provision to increase the allowance for loan losses.

Other Income (Expense)

      Other income (expense) consists of gains (losses) on the sale of warrants and other equity interests, unrealized appreciation (depreciation) on certain equity interests, due diligence deposits forfeited, fees associated with HUD origination activities and other miscellaneous fees not attributable to our loan operations.

Operating Expenses

      Operating expenses include compensation and benefits, professional fees, travel, rent, depreciation and amortization, marketing, and other general and administrative expenses.

Income Taxes

      We were originally organized as a limited liability company. During the period that we were organized as a limited liability company, all income taxes were the responsibility of our individual members; therefore, our historical consolidated statements of operations do not include any provision for income taxes. After reorganizing into a “C” corporation for income tax purposes, we will be responsible for paying federal, state and local income taxes. See the section entitled “Selected Consolidated Financial and Other Data” elsewhere in the prospectus for the amounts of pro forma income taxes for the six months ended June 30, 2003 and the year ended December 31, 2002.

Segment Reporting

      SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires that a public business enterprise report financial and descriptive information about its reportable operating segments including a measure of segment profit or loss, certain specific revenue and expense items, and segment assets.

      We operate as a single business segment and, therefore, this statement is not applicable. Because our clients require customized and sophisticated debt financing, we have created three lending groups to develop the industry experience required to structure loans that reflect the particular credit and security characteristics required by different types of clients. However, we manage our lending business as a whole rather than by lending group. For example:

•	To date our resources have been sufficient to support our lending business. We obtain resources for the benefit of the entire company and do not allocate resources to specific lending groups based on their individual or relative performance. We fund all of our loans from common funding sources.

•	We have established annual loan origination targets for our lending business as a whole, with certain minimum pricing requirements for the types of loans originated. We do not have specific origination targets or pricing requirements for each of our lending groups. We have established common loan origination, credit underwriting, credit approval and loan monitoring processes, which are used by all lending groups.

•	We do not factor the identity of the lending group originating a loan into our decision as to whether to fund proposed loans. Rather, we fund every loan that is approved by our credit committee and is acceptable to our customers, and we expect this trend will continue.

Results of Operations

Comparison of the Three Months Ended June 30, 2003 and 2002

      Interest income. Interest income increased $24.7 million, or 152%, from $16.2 million for the three months ended June 30, 2002 to $40.9 million for the three months ended June 30, 2003. The increase was due to growth in average interest earning assets of $1.2 billion, or 200%, offset by a decline in the yield on average interest earning assets of 100 basis points. The decline in the yield on average interest earning assets was due primarily to overall declines in market interest rates.

      Fee income. Fee income increased $9.6 million, or 300%, from $3.2 million for the three months ended June 30, 2002 to $12.8 million for the three months ended June 30, 2003. The increase was primarily due to the recognition of fee income associated with the accelerated amortization of loan discounts and early prepayment fees for four loans in the aggregate amount of $3.4 million, for the three months ended June 30, 2003. In addition, the accretion of loan discounts into fee income related to a pool of purchased loans contributed $2.2 million in additional fee income for the three months ended June 30, 2003. The remaining increase in fee income of $4.0 million was due to the overall growth in interest earning assets.

      Interest expense. Our interest expense increased $7.1 million, or 237%, from $3.0 million for the three months ended June 30, 2002 to $10.1 million for the three months ended June 30, 2003. The increase was due to an increase in average borrowings of $879.0 million, or 265%, to fund growth in interest earning assets and an increase in our debt to equity ratio from 1.38x as of June 30, 2002 to 2.38x as of June 30, 2003. This increase was offset by a decrease in our cost of borrowings of 24 basis points from 3.57% for the three months ended June 30, 2002 to 3.33% for the three months ended June 30, 2003. This decrease was a result of the falling interest rate environment during the period coupled with the addition of new borrowing facilities at lower rates.

      Net interest margin. Net interest margin declined from 10.35% for the three months ended June 30, 2002 to 9.80%, for the three months ended June 30, 2003 or 55 basis points. The decrease was due to an increase in our debt to equity ratio partially offset by an increase in our net interest spread. Our net interest spread, the difference between our gross yield on interest earning assets and the total cost of our interest bearing liabilities, increased 10 basis points. Gross yield is the sum of interest income and fee income divided by our average interest earning assets. The recognition of $4.2 million in fee income related to the accelerated amortization of the loan discount and prepayment fees of five loans that paid off early during the three months ended June 30, 2003 and the decrease in our cost of funds accounted for increases in the net interest spread of 94 and 24 basis points, respectively. The increases were partially offset by the decline in the yield on average interest earning assets of 100 basis points, and a decrease in fee income other than the loan payoffs of 8 basis points.

      The following table summarizes the yield and cost of interest earning assets and interest bearing liabilities for the three months ended June 30, 2003 and 2002:

	Three Months Ended June 30, 2003			Three Months Ended June 30, 2002

	($ in thousands)			($ in thousands)

		Interest and			Interest and
		Fee Income/	Average		Fee Income/	Average
	Average	Interest	Yield/	Average	Interest	Yield/
	Balance	Expense	Cost	Balance	Expense	Cost

Interest earning assets:
Interest income		$40,944	9.18%		$16,197	10.18%
Fee income		12,836	2.88		3,217	2.02

Total interest earning assets	$1,789,527	53,780	12.06	$637,904	19,414	12.20
Total interest bearing liabilities	1,211,057	10,065	3.33	332,098	2,953	3.57

Net interest spread			8.73%			8.63%

Net interest margin (net yield on interest earning assets)		$43,715	9.80%		$16,461	10.35%

      Provision for loan losses. The provision for loan losses increased from zero for the three months ended June 30, 2002 to $2.1 million for the three months ended June 30, 2003. The increase in the provision reflected the growth in the portfolio, the seasoning of the portfolio and a change in our methodology for calculating our allowance for loan losses. As of June 30, 2003, one of our first mortgage loans for which we are not the agent was 60 or more days delinquent. As of that date, the approximate outstanding principal amount of the loan was $4.8 million and the delinquent amount was less than $0.1 million. As of December 31, 2002, none of our loans was 60 days or more delinquent or on non-accrual status. During the three months ended June 30, 2003, we established a specific reserve of $0.3 million for a loan with an outstanding principal balance of $7.6 million, which we considered to be impaired.

      Other income. Other income remained roughly constant at $1.9 million for the three months ended June 30, 2003 and 2002. Other income included an increase in unrealized gains on changes in fair value of warrants to purchase equity interests of $0.7 million, or 44% from $1.6 million for the three months ended June 30, 2002 to $2.3 million for the three months ended June 30, 2003, an increase of $0.7 million in trading fees arising from our activities in originating and servicing federally insured mortgage loans to clients of our HealthCare Finance group for the three months ended June 30, 2003 and an increase of $0.5 million, or 125% in diligence deposits forfeited from $0.4 million for the three months ended June 30,

2002 to $0.9 million for the three months ended June 30, 2003. Other income also included a $1.4 million charge related to a realized loss on warrants to purchase an equity interest in Strategic Decisions Group, Inc. and a $0.5 million, or 500%, increase in loss on derivatives from $0.1 million for the three months ended June 30, 2002 to $0.6 million for the three months ended June 30, 2003.

      Operating expenses. Operating expenses increased $8.1 million, or 117%, from $6.9 million for the three months ended June 30, 2002 to $15.0 million for the three months ended June 30, 2003. Contributing to the increase was higher employee compensation, which increased $6.2 million, or 141%. The higher employee compensation was attributable to the increase in employees from 126 to 239, as well as higher incentive compensation relating to the growth in our operating profits. A significant portion of employee compensation is composed of annual bonuses, which we accrue throughout the year. For the three months ended June 30, 2003 and 2002, bonus expense totaled $4.6 million and $1.6 million, respectively. The remaining $1.9 million increase in operating expenses for the three months ended June 30, 2003 was attributable to an increase of $0.6 million in travel and entertainment expenses, $0.3 million in professional fees, $0.2 million in rent, $0.2 million in marketing expenses, and $0.6 million in other general business expenses.

      As we have continued to grow our loan portfolio, two key operating statistics continue to improve: operating expenses as a percentage of average total assets and the efficiency ratio, computed as operating expenses divided by net interest and fee income. Operating expenses as a percentage of average total assets decreased from 4.28% for the three months ended June 30, 2002 to 3.37% for the three months ended June 30, 2003. Our efficiency ratio decreased from 41.8% for the three months ended June 30, 2002 to 34.4% for the three months ended June 30, 2003. The improvement in operating expenses as a percentage of average total assets and the efficiency ratio was attributable to carefully controlling our operating expenses and spreading those expenses over a growing portfolio of loans.

      Pre-tax income. Pre-tax income increased $17.1 million, or 149%, from $11.5 million, or $0.12 per share, for the three months ended June 30, 2002 to $28.6 million, or $0.29 per share for the three months ended June 30, 2003. The increase in pre-tax income was primarily attributable to an increase in interest and fee income associated with adding loans to our portfolio. This increase was partially offset by an increase in operating expense related primarily to new staff and interest expense on borrowings incurred to fund the additional loans.

      During the three months ended June 30, 2003 and 2002, we were organized as a limited liability company and all income taxes were the responsibility of our individual members; therefore, our historical consolidated statements of income do not include any provision for income taxes. After reorganizing as a “C” corporation for income tax purposes, we will be responsible for paying federal, state and local income taxes.

Comparison of the Six Months Ended June 30, 2003 and 2002

      Interest income. Interest income increased $45.9 million, or 163%, from $28.1 million for the six months ended June 30, 2002 to $74.0 million for the six months ended June 30, 2003. The increase was due to growth in average interest earning assets of $1.0 billion, or 167%, offset by a decline in the yield on average interest earning assets of 82 basis points. The decline in the yield on average interest earning assets was due largely to overall declines in market interest rates.

      Fee income. Fee income increased $12.1 million, or 151%, from $8.0 million for the six months ended June 30, 2002 to $20.1 million for the six months ended June 30, 2003. The increase was primarily due to the recognition of fee income associated with the accelerated amortization of loan discounts and early prepayment fees for five loans in the aggregate amount of $4.0 million for the six months ended June 30, 2003. In addition, the accretion of loan discounts into fee income related to the pool of purchased loans contributed $2.2 million in additional fee income for the six months ended June 30, 2003. The remaining increase in fee income of $5.9 million was due to the overall growth in interest earning assets.

      Interest expense. Our interest expense increased $12.0 million, or 235%, from $5.1 million for the six months ended June 30, 2002 to $17.1 million for the six months ended June 30, 2003. The increase was due to increased average borrowings of $749.0 million, or 268%, to fund growth in interest earning assets and an increase in debt to equity ratio from 1.38x as of June 30, 2002 to 2.38x as of June 30, 2003. This

increase was offset by a decrease in our cost of borrowings of 34 basis points from 3.69% for the six months ended June 30, 2002 to 3.35% for the six months ended June 30, 2003. This decrease was a result of the falling interest rate environment during the period coupled with the addition of new borrowing facilities at lower rates.

      Net interest margin. Net interest margin declined from 11.27% for the six months ended June 30, 2002 to 9.79% for the six months ended June 30, 2003 or 148 basis points. The decrease was due to an increase in our debt to equity ratio and a decline in our net interest spread. Our net interest spread, the difference between our gross yield on interest earning assets and the total cost of our interest bearing liabilities, declined 81 basis points. The decline in net interest spread was due primarily to the overall declines in market interest rates, which led to a corresponding decline in the yield on average interest-earning assets of 82 basis points.

      The following table summarizes the yield and cost of interest earning assets and interest bearing liabilities for the six months ended June 30, 2003 and 2002:

	Six Months Ended June 30, 2003			Six Months Ended June 30, 2002

	($ in thousands)			($ in thousands)

		Interest and			Interest and
		Fee Income/	Average		Fee Income/	Average
	Average	Interest	Yield/	Average	Interest	Yield/
	Balance	Expense	Cost	Balance	Expense	Cost

Interest earning assets:
Interest income		$74,037	9.41%		$28,109	10.23%
Fee income		20,132	2.56		7,955	2.89

Total interest earning assets	$1,587,317	94,169	11.97	$554,133	36,064	13.12
Total interest bearing liabilities	1,028,204	17,105	3.35	279,239	5,104	3.69

Net interest spread			8.62%			9.43%

Net interest margin (net yield on interest earning assets)		$77,064	9.79%		$30,960	11.27%

      Provision for loan losses. The provision for loan losses increased from zero for the six months ended June 30, 2002 to $4.8 million for the six months ended June 30, 2003. The increase in the provision reflected the growth in the portfolio, the seasoning of the portfolio and a change in our methodology for calculating our allowance for loan losses. As of June 30, 2003, one of our first mortgage loans for which we are not the agent was 60 or more days delinquent. As of that date, the approximate outstanding principal amount of the loan was $4.8 million and the delinquent amount was less than $0.1 million. As of June 30, 2002, none of our loans was 60 days or more delinquent or on non-accrual status. During the six months ended June 30, 2003, we established a specific reserve of $0.3 million for a loan with an outstanding principal balance of $7.6 million, which we considered to be impaired.

      Other income. Other income decreased $0.8 million, or 22%, from $3.6 million for the six months ended June 30, 2002 to $2.8 million for the six months ended June 30, 2003. The decrease was due to a $1.4 million charge related to a realized loss on warrants to purchase an equity interest in Strategic Decisions Group Inc., a $1.4 million, or 93%, decrease in unrealized gains on changes in the fair value of warrants to purchase equity interests from $2.9 million for the six months ended June 30, 2002 to $1.5 million for the six months ended June 30, 2003, and a $0.4 million, or 400%, increase in loss on derivatives from $0.1 million for the six months ended June 30, 2002 to $0.5 million for the six months ended June 30, 2003. The decrease was partially offset by a $1.3 million, or 186%, increase in diligence deposits forfeited from $0.7 million for the six months ended June 30, 2002 to $2.0 million for the six months ended June 30, 2003, a $1.0 million increase in trading fees arising from our activities in originating and servicing federally insured mortgage loans to clients of our HealthCare Finance group for the six months ended June 30, 2003, and a $0.1 million increase in earnings from our equity investment in Tremont Realty Capital LLC.

      Operating expenses. Operating expenses increased $15.0 million, or 114%, from $13.2 million for the six months ended June 30, 2002 to $28.2 million for the six months ended June 30, 2003. Contributing to the increase was higher employee compensation, which increased $10.5 million, or 121%. The higher employee compensation was attributable to the increase in employees from 126 to 239, as well as higher incentive compensation relating to the growth in our operating profits. A significant portion of employee compensation is composed of annual bonuses, which we accrue throughout the year. For the six months ended June 30, 2003 and 2002, bonus expense totaled $8.6 million and $3.7 million, respectively. The remaining $4.5 million increase in operating expenses for the six months ended June 30, 2003 was attributable to an increase of $1.1 million in travel and entertainment expenses, $0.9 million in professional fees, $0.4 million in rent, $0.2 million in depreciation expense, $0.1 million in marketing expenses, and $1.8 million in other general business expenses.

      As we have continued to grow our loan portfolio, two key operating statistics continue to improve: operating expenses as a percentage of average total assets and the efficiency ratio, computed as operating expenses divided by net interest and fee income. Operating expenses as a percentage of average total assets decreased from 4.75% for the six months ended June 30, 2002 to 3.58% for the six months ended June 30, 2003. Our efficiency ratio decreased from 42.5% for the six months ended June 30, 2002 to 36.6% for the six months ended June 30, 2003. The improvement in both operating expenses as a percentage of average total assets and the efficiency ratio was attributable to carefully controlling our operating expenses and spreading these expenses over a growing portfolio of loans, achieving increased economies of scale as our assets have grown faster than our operating expenses.

      Pre-tax income. Pre-tax income increased $25.5 million, or 119% from $21.4 million, or $0.21 per share, for the six months ended June 30, 2002 to $46.9 million, or $0.47 per share, for the six months ended June 30, 2003. The increase in pre-tax income was primarily attributable to an increase in interest and fee income associated with the addition of loans to our portfolio. This increase was partially offset by an increase in operating expense related primarily to new staff as well as interest expense on borrowings incurred to fund the additional loans.

      During the six months ended June 30, 2003 and 2002, we were organized as a limited liability company and all income taxes were the responsibility of our individual members; therefore our historical consolidated statements of income do not include any provision for income taxes. After reorganizing as a “C” corporation for income tax purposes, we will be responsible for paying federal, state and local income taxes. See the section entitled “Selected Consolidated Financial and Other Data” elsewhere in the prospectus for the amounts of pro forma income taxes and pro forma net income for the six months ended June 30, 2003.

Comparison of the Years Ended December 31, 2002 and 2001 and the Period from September 7, 2000 (inception) through December 31, 2000

      Interest income. Interest income increased $51.7 million, or 236%, from $21.9 million for the year ended December 31, 2001 to $73.6 million for the year ended December 31, 2002. The increase was due to a growth in average interest earning assets of $524.7 million, or 252%, offset by a decline in the yield on average interest earning assets of 47 basis points. The decline in the yield on average interest earning assets was due largely to overall declines in market interest rates.

      Interest income increased $19.4 million, or 776%, from $2.5 million for the period from September 7, 2000 (inception) through December 31, 2000 to $21.9 million for the year ended December 31, 2001. The increase was due to loan growth.

      Fee income. Fee income increased $12.9 million, or 280%, from $4.6 million for the year ended December 31, 2001 to $17.5 million for the year ended December 31, 2002. The increase was due to loan growth and the recognition of $1.8 million in fees related to the accelerated amortization of the loan discount and prepayment fees of a loan payoff.

      Fee income increased $4.4 million from $0.2 million for the period from September 7, 2000 (inception) through December 31, 2000 to $4.6 million for the year ended December 31, 2001. The increase was due to loan growth.

      Interest expense. Our interest expense increased $10.1 million, or 235%, from $4.3 million for the year ended December 31, 2001 to $14.4 million for the year ended December 31, 2002. The increase was due to increased average borrowings of $322.0 million, or 463%, to fund growth in interest earning assets and an increase in debt to equity ratio from 0.96x as of December 31, 2001 to 1.41x as of December 31, 2002. This was offset by a decrease in our cost of borrowings of 247 basis points from 6.15% for the year ended December 31, 2001 to 3.68% for the year ended December 31, 2002. This decrease was a result of higher usage on the commercial paper conduit credit facility, which reduced the amortization of deferred financing fees as a percentage of average borrowings. Additionally, the decrease in the cost of borrowings was due to the falling interest rate environment during the period, and the addition of new borrowing facilities at lower rates.

      Interest expense increased $4.0 million, from $0.3 million for the period from September 7, 2000 (inception) to December 31, 2000 to $4.3 million for the year ended December 31, 2001. The increase was due to increased borrowings under one of our commercial paper conduit credit facilities to fund loan growth.

      Net interest margin. Net interest margin declined from 10.64% for the year ended December 31, 2001 to 10.46%, for the year ended December 31, 2002, or 18 basis points. The decrease was due to an increase in our debt to equity ratio and a decline in our net interest spread. Our net interest spread, the difference between our gross yield on interest earning assets and the total cost of our interest bearing liabilities, increased 221 basis points. Gross yield is the sum of interest income and fee income divided by our average interest earning assets. The decrease in the interest spread is due primarily to the decrease in our cost of funds of 247 basis points and an increase in fee income of 21 basis points, partially offset by the decline in the yield on average interest earning assets of 47 basis points.

      The net interest margin for the period from September 7, 2000 (inception) to December 31, 2000 was not meaningful since the amortization of the deferred financing fees was a significant percentage of the average interest bearing liabilities due to the limited borrowings on the commercial paper conduit credit facility during the period.

      The following table summarizes the yields and costs of interest earning assets and interest bearing liabilities for the years ended December 31, 2002 and 2001:

	Year Ended December 31, 2002			Year Ended December 31, 2001

	($ in thousands)			($ in thousands)

		Interest and			Interest and
		Fee Income/	Average		Fee Income/	Average
	Average	Interest	Yield/	Average	Interest	Yield/
	Balance	Expense	Cost	Balance	Expense	Cost

Interest earning assets:
Interest income		$73,591	10.04%		$21,915	10.51%
Fee income		17,512	2.39		4,553	2.18

Total interest earning assets	$733,162	91,103	12.43	$208,495	26,468	12.69
Total interest bearing liabilities	391,615	14,416	3.68	69,653	4,286	6.15

Net interest spread			8.75			6.54%

Net interest margin (net yield on interest-earning assets)		$76,687	10.46%		$22,182	10.64%

      The yields and costs of interest earning assets and interest bearing liabilities for the period from September 7, 2000 (inception) through December 31, 2000 were excluded from the table above since the results were not meaningful.

      Provision for loan losses. The provision for loan losses increased from zero for the year ended December 31, 2001 and period from September 7, 2000 (inception) to December 31, 2000 to $6.7 million for the year ended December 31, 2002. The increase in the provision reflected the growth in the portfolio, the seasoning of the portfolio and a change in our methodology for calculating our allowance for loan losses. As of December 31, 2002, 2001, and 2000, none of our loans were greater than 60 days delinquent, on non-accrual status, nor were any loans classified as troubled debt restructurings.

      Other income. Other income increased $5.0 million, from $0.2 million for the year ended December 31, 2001 to $5.2 million for the year ended December 31, 2002. The increase was primarily attributable to $3.6 million in unrealized gains on the mark-to-market adjustments of investments in equity interests, a $1.5 million increase in diligence deposits forfeited, and HUD origination income of $0.7 million, partially offset by an increased loss on interest rate swaps of $0.9 million.

      Operating expenses. Operating expenses increased $18.0 million, or 115.4%, from $15.6 million for the year ended December 31, 2001 to $33.6 million for the year ended December 31, 2002. Contributing to the increase was higher employee compensation, which increased $12.0 million, or 111.5%. The higher employee compensation was attributable to the increase in employees from 86 to 164, as well as higher incentive compensation relating to the growth in our operating profits. A significant portion of employee compensation is composed of annual bonuses, which we accrue throughout the year. For the years ended December 31, 2002 and 2001 and for the period from September 7, 2000 (inception) through December 31, 2000, bonus expense totaled $10.8 million, $5.2 million and $0.4 million, respectively. The remaining $6.0 million increase in operating expenses for the year ended December 31, 2002 in comparison to the year ended December 31, 2001 is attributable to the increase of $1.3 million in marketing expense, $1.1 million in legal fees, $1.1 million in travel and entertainment, $0.6 million in rent, $0.6 million in audit fees, $0.5 million in depreciation expense, $0.3 million in bank fees, and $0.5 million in other general business expenses.

      As we have continued to grow our loan portfolio, two key operating statistics continue to improve: operating expenses as a percentage of average total assets and the efficiency ratio, computed as operating expenses divided by net interest and fee income. Operating expenses as a percentage of average total assets decreased from 7.41% for the year ended December 31, 2001 to 4.55% for the year ended December 31, 2002. Our efficiency ratio decreased from 70.3% for the year ended December 31, 2001 to 43.8% for the year ended December 31, 2002. The improvement in operating expenses as a percentage of average total assets and the efficiency ratio was attributable to carefully controlling our operating expenses and spreading those expenses over a growing portfolio of loans, achieving increased economies of scale as our assets have grown faster than our operating expenses.

      Pre-tax income (loss). Net income increased $34.8 million, or 511.8%, from $6.8 million, or $0.07 per share for the year ended December 31, 2001 to $41.6 million, or $0.42 per share, for the year ended December 31, 2002. The increase in pre-tax income was primarily attributable to an increase in interest and fee income associated with loan growth as well as a $5.0 million increase in other income related to diligence deposits forfeited and gains on equity interests offset by an increase in operating and interest expenses. Pre-tax income increased $6.9 million, from a net loss of $(62,000), or $(0.00) per share, for the period from September 7, 2000 (inception) to December 31, 2000 to $6.8 million, or $0.07 per share, for the year ended December 31, 2001. The increase in pre-tax income was primarily attributable to an increase in interest and fee income associated with loan growth offset by an increase in operating and interest expenses.

      During the years ended December 31, 2002 and 2001, and the period from September 7, 2000 (inception) through December 31, 2000, we were organized as a limited liability company and all income taxes were the responsibility of our individual members; therefore our historical consolidated statements of income do not include any provision for income taxes. After reorganizing into a “C” corporation for income tax purposes, we will be responsible for paying federal, state and local income taxes. See the section entitled “Selected Consolidated Financial and Other Data” elsewhere in the prospectus for the amounts of pro forma income taxes and pro forma net income for the years ended December 31, 2002 and 2001, and the period from September 7, 2000 (inception) through December 31, 2000.

Financial Condition, Liquidity and Capital Resources

Cash and Cash Equivalents

      As of June 30, 2003 and December 31, 2002, we had $128.8 million and $49.8 million, respectively, in cash and cash equivalents. We invest cash on hand in short-term liquid investments. Our objective is to maintain a low cash balance. We generally fund new loan originations and growth in revolving loan balances using advances under our credit facilities.

      We had $63.1 million and $28.9 million of restricted cash as of June 30, 2003 and December 31, 2002, respectively. The restricted cash represents interest collections on loans pledged to our credit facilities, collateral for letters of credit issued for the benefit of a client, principal and interest collections on loans held by the securitization trusts, and client holdbacks and escrows. For the interest collections funded by loans pledged on our commercial paper conduit credit facilities, and asset-backed notes issued in our asset securitization transactions, each month after deducting interest rate swap payments, interest payable, and servicing fees, the remaining restricted cash is returned to us and becomes unrestricted at that time.

Asset Quality and Allowance for Loan Loss

      If a loan is 90 days or more past due, or we expect that the borrower will not be able to service its debt and other obligations, we will place the loan on non-accrual status. When a loan is placed on non-accrual status, interest receivable previously recognized as income is reversed and the recognition of interest income on that loan will stop until factors indicating doubtful collection no longer exist and the loan has been brought current. We will make exceptions to this policy if the loan is well secured and in the process of collection.

      As of June 30, 2003, one of our first mortgage loans for which we are not the agent was 60 or more days delinquent. As of that date, the approximate outstanding principal amount of the loan was $4.8 million and the delinquent amount was less than $0.1 million. As of December 31, 2002, none of our loans was 60 or more days delinquent or on non-accrual status. As of June 30, 2003, there were three loans totaling $33.8 million classified as troubled debt restructurings as defined by SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings. As of December 31, 2002, there were no troubled debt restructurings in the loan portfolio.

      Despite our lack of historical loss experience, we have provided an allowance for loan losses to cover inherent losses in the loan portfolio. Our allowance for loan losses as of June 30, 2003, December 31, 2002 and 2001 was $11.5 million, $6.7 million, and zero, respectively. These amounts equate to an estimated 0.66% of loans as of June 30, 2003, 0.62% of loans as of December 31, 2002, and 0.00% of loans as of December 31, 2001. As of June 30, 2003, additional reserves for specific loans totaled $0.3 million. As of December 31, 2002 and 2001, there were no additional reserves for specific loans. With the growth of our loan portfolio, many of the loans are not seasoned and, therefore, delinquencies and charge-offs likely will occur in the future.

      Activity in the allowance for loan losses for the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001 and the period from September 7, 2000 (inception) to December 31, 2000 was as follows:

				Period from
				September 7, 2000
	Six Months	Year Ended		(inception)
	Ended	December 31,		through
	June 30, 2003	2002	2001	December 31, 2000

	($ in thousands)
Balance as of beginning of period	$6,688	$—	$—	$—
Provision for loan losses	4,774	6,688	—	—
Chargeoffs	—	—	—	—

Balance as of end of period	$11,462	$6,688	$—	$—

Investments in Equity Interests

      As of June 30, 2003 and December 31, 2002, we had $29.7 million and $23.7 million, respectively, in investments in equity interests. This change resulted from a $3.3 million increase in additional investments and a $2.7 million increase in the unrealized gain of the investments in equity interests. As of June 30, 2003 and December 31, 2002, 37% and 47%, respectively, of our total equity interests were in two borrowers: MedCap Properties, LLC and Encore Medical Corporation. MedCap is a Nashville, Tennessee-based real estate investment trust that invests in medical office properties. As of June 30, 2003 and December 31, 2002, 17% and 32%, respectively, of our equity interests were in MedCap. Encore, based in Austin, Texas, designs, manufactures and distributes orthopedic devices, sports medicine equipment and other related products for the orthopedic industry. As of June 30, 2003 and December 31, 2002, 20% and 15%, respectively, of our equity interests were in Encore.

Borrowings and Liquidity

      As of June 30, 2003 and December 31, 2002 and 2001, we had outstanding borrowings totaling $1.3 billion, $669.1 million, and $207.1 million, respectively. Borrowings under our various credit facilities have supported our loan growth. During the six months ended June 30, 2003, we added four new credit facilities and increased our multi-bank commercial paper conduit credit facility from $475.0 million to $700.0 million. For a detailed discussion of our borrowings, see Note 7, Borrowings, in our audited consolidated financial statements for the year ended December 31, 2002, and Note 5, Borrowings, in our unaudited consolidated financial statements for the six months ended June 30, 2003.

      As of June 30, 2003, our borrowings and funding sources, maximum facility amount, amounts outstanding and unused available commitments, subject to certain minimum equity restrictions and other covenants and conditions, are summarized below:

	Maximum	Amounts	Unused
Funding Source	Facility Amount	Outstanding	Capacity

		($ in thousands)
Commercial paper conduit credit facilities	$815,000	$555,202	$259,798
Asset securitization transactions	866,943	699,658	0 (1)
Repurchase agreements	109,000	90,997	17,766

Total unused available commitments		$1,345,857	$277,564

(1)	Our asset-backed notes are one-time fundings that pay down over time without providing any ability for us to draw down additional amounts.

      Commercial paper conduit credit facilities. We use two credit facilities to fund our loans. The first is a $700.0 million commercial paper conduit credit facility, which is secured by loans that meet specified eligibility criteria. We obtain funding under this facility through a single-purpose subsidiary to which we transfer eligible loans. Availability under the facility depends on our borrowing base, which is calculated based on the outstanding principal amount of eligible loans in the facility combined with specified portfolio concentration criteria. Currently, the maximum advance rate under this facility is 70% of our borrowing base. Under this facility, we are charged interest at a floating rate, which was 2.37% as of June 30, 2003. During the six months ended June 30, 2003 and the years ended December 31 2002 and 2001, we had weighted average outstanding borrowings under this facility of $418.6 million, $215.6 million and $69.6 million, respectively. The facility is scheduled to mature on February 25, 2006 and must be renewed annually at the option of our lenders.

      The second facility is a $115.0 million commercial paper conduit credit facility, which is secured by loans that we purchased from another financial institution in 2003 and our retained interests from the 2002-1 asset securitization transaction described below. We obtain funding under this facility through a single-purpose subsidiary to which we transferred the acquired loans. Availability under the facility depends on our borrowing base, which is calculated based on the outstanding principal amount of eligible loans in the facility combined with specified portfolio concentration criteria. Currently, the maximum advance rate under this facility is 75% of our borrowing base. Under this facility, we are generally not permitted to add new loans to the facility, but we may continue to borrow, repay and reborrow funds thereunder up to the amount of the borrowing base. Interest on borrowings under the facility is charged at a floating rate and was 2.72% as of June 30, 2003. During the six months ended June 30, 2003, we had average outstanding borrowings under this facility of $50.3 million. The facility is scheduled to mature on February 27, 2004.

      Asset securitization transactions. The following table summarizes our three asset securitization transactions:

		Outstanding
	Notes Originally	Balance as of
	Issued	June 30, 2003	Interest Rate(1)

	($ in thousands)
2002-1
Class A	$172,050	$91,360	LIBOR + 0.50%
Class B	55,056	55,056	LIBOR + 1.50%
Class C	20,646	—	N/ A
Class D	27,528	—	N/ A

	$275,280	$146,416

2002-2
Class A	$187,156	$110,614	LIBOR + 0.55%
Class B	48,823	48,823	LIBOR + 1.25%
Class C	32,549	32,549	LIBOR + 2.10%
Class D	24,412	—	N/ A
Class E	32,549	—	N/ A

	$325,489	$191,986

2003-1
Class A	$258,791	$248,738	LIBOR + 0.48%
Class B	67,511	67,511	LIBOR + 1.15%
Class C	45,007	45,007	LIBOR + 2.20%
Class D	33,755	—	N/ A
Class E	45,007	—	N/ A

	$450,071	$361,256

(1)	As of June 30, 2003, the LIBOR rate was 1.32%.

      In May 2002, we completed a $227.1 million asset securitization transaction. As of June 30, 2003 and December 31, 2002, total amounts outstanding under the asset securitization were $146.4 million and $184.2 million, respectively. In conjunction with the transaction, we established CapitalSource Commercial Loan Trust 2002-1 referred to as Trust 2002-1, a single-purpose subsidiary, and contributed $275.3 million in loans, or portions thereof, to Trust 2002-1. Simultaneously with the initial contribution, Trust 2002-1 issued $172.1 million of Class A notes and $55.1 million of Class B notes to institutional investors. We retained $20.6 million of Class C notes, $27.5 million of Class D notes and 100% of the Trust 2002-1 trust certificates. The notes are collateralized by all or portions of specific commercial loans. The Class A and B notes are expected to mature on November 20, 2004 and March 20, 2005, respectively.

      The 2002-1 Class C and Class D notes retained by us are non-interest bearing securities. On or after October 15, 2003, we may establish an interest rate for the Class C notes if certain conditions relating to the Class C notes have been satisfied. If we establish an interest rate for the Class C notes, we, or subsequent holders of these notes, will receive interest from the notes. Interest payments on the Class C note are junior in payment to the interest on the Class A and Class B notes and certain expenses of Trust 2002-1. The Class C notes and Class D notes will begin to receive principal cash flows under the asset securitization when the full principal balances of the Class A and Class B notes have been retired. The full principal balances of the Class A and Class B notes are expected to be retired on March 20, 2005 based on an assumed 10% prepayment rate. If actual prepayment rates exceed the assumed prepayment rate, cash flows on the Class D and Class E notes may be received prior to March 20, 2005. As of

June 30, 2003 and December 31, 2002, the Class C and Class D notes retained by us were financed by equity capital of $48.1 million.

      In October 2002, we completed a $268.5 million asset securitization transaction. As of June 30, 2003 and December 31, 2002, total amounts outstanding under the asset securitization were $192.0 million and $241.6 million, respectively. In conjunction with the transaction, we established CapitalSource Commercial Loan Trust 2002-2, referred to as Trust 2002-2, a single-purpose subsidiary, and contributed $325.5 million in loans (or portions thereof) to Trust 2002-2. Simultaneously with the initial contribution, Trust 2002-2 issued $187.2 million of Class A notes, $48.8 million of Class B notes, $32.5 million of Class C notes to institutional investors. We retained $24.4 million of Class D notes and $32.6 million of Class E notes and 100% of the Trust 2002-2 trust certificates. The notes are collateralized by all or portions of specific commercial loans. The Class A, B, and C notes are expected to mature on May 20, 2005, August 20, 2005, and January 20, 2006, respectively.

      The 2002-2 Class D and Class E notes retained by us are non-interest bearing securities. These notes will receive cash flows under the asset securitization when the full principal balances of the Class A, Class B and Class C notes have been retired. The full principal balances of the Class A, Class B and Class C notes are expected to be retired on January 20, 2006 based on an assumed 10% prepayment rate. If actual prepayment rates exceed the assumed prepayment rate, cash flows on the Class D and Class E notes may be received prior to January 20, 2006. As of June 30, 2003 and December 31, 2002, the Class D and Class E notes retained by us were financed by equity capital of $38.7 million and $57.0 million, respectively, and by a repurchase agreement of $18.3 million and zero, respectively.

      In April 2003, we completed a $371.3 million asset securitization transaction. As of June 30, 2003, the amount outstanding under the asset securitization was $361.3 million. In conjunction with the transaction, we established CapitalSource Commercial Loan Trust 2003-1, referred to as Trust 2003-1, a single-purpose subsidiary, and contributed $450.1 million in loans (or portions thereof) to Trust 2003-1. Simultaneously with the initial contribution, Trust 2003-1 issued $258.8 million of Class A notes, $67.5 million of Class B notes, and $45.0 million of Class C notes to institutional investors. We retained $33.8 million of Class D notes, $45.0 million of Class E notes and 100% of the Trust 2003-1 trust certificates. The notes are collateralized by all or portions of specific commercial loans. The Class A, B, and C notes are expected to mature on November 20, 2005, July 20, 2006, and March 20, 2007, respectively.

      The 2003-1 Class D and Class E notes retained by us are non-interest bearing securities. These notes will receive cash flows under the asset securitization when the full principal balances of the Class A, Class B and Class C notes have been retired. The full principal balances of the Class A, Class B and Class C notes are expected to be retired on March 20, 2007 based on an assumed 10% prepayment rate. If actual prepayment rates exceed the assumed prepayment rate, cash flows on the Class D and Class E notes may be received prior to March 20, 2007. As of June 30, 2003, the Class D and Class E notes retained by us were financed by equity capital of $53.4 million and by a repurchase agreement of $25.4 million.

      The 2002-1, 2002-2 and 2003-1 asset securitizations include provisions requiring the establishment of an interest reserve. The required balance of the interest reserve is equal to approximately 90 days of interest on the outstanding notes plus the full principal amount of any delinquent loans. Generally, a loan is considered a delinquent loan when it is not a charged-off loan and the obligor is delinquent in any interest or principal payment for one day for asset-based loans or 60 days for non asset-based loans.

      As of June 30, 2003 and December 31, 2002, none of the loans held in our asset securitizations was a delinquent loan. If a loan held in an asset securitization becomes delinquent in the future, we would receive either reduced or no cash flows on our retained interests from the relevant asset securitization until the interest reserve requirement is met thereunder.

      The expected maturity dates discussed in the preceding paragraphs are based upon the contractual maturity dates of the underlying loans, and assume a constant annual prepayment rate of 10% and that there are no defaults or delinquencies on any of those loans. If the loans have their maturities extended, experience defaults or delinquencies, or experience a prepayment rate of less than 10%, the interest payments collected on the loans may be used to fund the interest reserve or to make principal payments on the notes. The notes issued under each asset securitization include accelerated amortization provisions that require cash flows to be applied first to fully pay the senior noteholders if the senior notes remain outstanding beyond the expected maturity dates. If the accelerated amortization provisions are triggered, we would not receive cash flows from our retained junior notes until all the senior notes that have passed their expected maturity dates have been retired.

      As of June 30, 2003, the 2002-1, 2002-2 and 2003-1 asset securitizations have experienced no defaults or delinquencies and have experienced prepayment rates of 20%, 24% and 5%, respectively. If these historical prepayment rates remain constant, our retained notes would be entitled to receive cash flows beginning on the following dates:

•	Trust 2002-1 Class C and D notes — February 10, 2005;

•	Trust 2002-2, Class D and E notes — January 7, 2006; and

•	Trust 2003-1, Class D and E notes — October 16, 2007.

      Repurchase agreements. We have also sold loans and our retained interests in Class D notes under repurchase agreements. Repurchase agreements are short-term financings, in which we sell loans to a third party and have an obligation to repurchase the loans on a future date. We have entered into these agreements to raise proceeds through the sale of loans or portions of loans that would not be eligible for financing under our commercial paper conduit credit facilities because they exceed the concentration criteria specified in those facilities. During the time that the third party holds all or a portion of the loan, it is entitled to any interest paid by the borrower on the portion of the loan held by the third party. These repurchase agreements provide that the purchaser may mark the loans down to fair market value, as determined by the purchaser, at any time and require us to satisfy a margin call or repurchase the loan. Assets sold under repurchase agreements are included on the consolidated balance sheet as loans.

      Under one repurchase agreement with Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets LLC, one of the underwriters for this offering, as counterparty, we raised $82.2 million of proceeds by selling interests in six separate loans, our interest in the Class D notes of Trust 2002-2, and our interests in the Class D notes of Trust 2003-1 totaling $109.5 million as of June 30, 2003. Interest is paid on this repurchase agreement based on LIBOR plus 2.5%, which was 3.82% as of June 30, 2003. This repurchase agreement is scheduled to terminate on September 20, 2003 unless it is extended.

      Under another repurchase agreement with Nomura Credit & Capital, Inc., as counterparty, we raised $8.8 million of proceeds by selling one loan totaling $15.0 million as of June 30, 2003. Interest is paid on this repurchase agreement based on LIBOR plus 3.0%, which was 4.14% as of June 30, 2003. This repurchase agreement is scheduled to terminate on January 31, 2004.

      Other liquidity. We expect to enter into a $300 million credit facility with an affiliate of Credit Suisse First Boston LLC, one of the underwriters for this offering, to finance healthcare mortgage loans. This facility will allow us to sell mortgage loans that we originate to the buyer for a purchase price equal to 70% of the outstanding principal balance of those mortgage loans, and we will have the obligation to repurchase the loans not later than 18 months after the sale. Our obligation to repurchase loans may be accelerated if an event of default under one or more of the purchased mortgage loans occurs and under certain other conditions, such as breach of one of our representations or warranties. During the time a mortgage loan is owned by the buyer we will pay the buyer an annual rate of LIBOR plus 1.25% of the purchase price for the mortgage loan applied to the amount advanced to us on the mortgage loan. The facility will expire five years after it closes and at that time we would be required to repurchase any mortgage loans not previously repurchased. In addition, at any time prior to expiration of the facility, the buyer may give notice of its intention to terminate the facility and require us to repurchase all mortgage loans not earlier repurchased on the date which is 364 days from such notice of termination.

      We expect to enter into a $400 million credit facility with an affiliate of Citigroup Global Markets Inc., one of the underwriters for this offering, to finance our loans. We expect the credit facility will permit us to obtain financing of up to 80% of the outstanding principal balance of commercial loans we originate and transfer to this facility, depending upon their current loan rating and priority of payment within their related capital structure and subject to certain concentration limits. During the time a commercial loan is subject to the credit facility, we will pay the buyer a percentage equal to an annual rate of LIBOR plus 1.00% applied to the amount advanced to us on the commercial loan. The credit facility will have an initial term of 364 days and will be renewable by mutual agreement with our lenders.

      Both of these financings are subject to negotiation and execution of definitive documentation, which will contain customary closing conditions. Accordingly, there is no assurance that either of these facilities will be completed.

      Additional liquidity is provided by our cash flow from operations. For the six months ended June 30, 2003 and 2002, the years ended December 31, 2002, 2001, and the period from September 7, 2000 (inception) through December 31, 2000, we generated (used) cash flow from operations of $42.9 million, $12.0 million, $46.4 million, $12.2 million, and $(0.9) million, respectively.

      Proceeds from members’ contributions, borrowings on our commercial paper conduit credit facilities, and the issuance of asset-backed notes in our asset securitization transactions provide cash from financing activities. For the six months ended June 30, 2003 and 2002, the years ended December 31, 2002, 2001, and the period from September 7, 2000 (inception) through December 31, 2000, we generated cash flow from financing activities of $710.0 million, $319.9 million, $663.5 million, $309.5 million, and $102.4 million, respectively.

      Investing activities primarily relate to loan origination. For the three months ended June 30, 2003 and 2002, the years ended December 31, 2002, 2001, and the period from September 7, 2000 (inception) through December 31, 2000, we used cash in investing activities of $673.9 million, $298.2 million, $681.3 million, $309.7 million, and $92.2 million, respectively.

      As of June 30, 2003, the amount of our unfunded commitments to extend credit to our clients exceeded our unused available funding sources and our cash on hand by $457.5 million. The funding of our unfunded commitments is generally at our discretion based on the ability of our clients to provide additional collateral to secure the additional amounts to be funded. We believe that we have sufficient funding sources to fund short-term needs related to unfunded commitments. If we do not have sufficient funds to satisfy these commitments, our failure to satisfy our full contractual funding commitment to one or more of our clients could create breach of contract liability for us and damage our reputation in the marketplace, which could then have a material adverse effect on our business.

      We expect cash from operations, other sources of capital, including additional borrowings on existing and future credit facilities, including the $700 million in credit facilities we are currently negotiating with affiliates of Credit Suisse First Boston and Citigroup, underwriters for this offering, the completion of additional asset securitization transactions and the proceeds of this offering to be adequate to support our projected needs for funding our existing loan commitments in the short-term. We anticipate that we will access other sources of debt capital such as the unsecured debt and commercial paper markets to support our long-term growth objectives. We cannot assure you we will have access to these additional funding sources.

Off Balance Sheet Risk

      Depending on the legal structure of the transaction, asset securitizations may either be accounted for as off balance sheet with a gain or loss on the sale recorded in the statement of income or accounted for as an on balance sheet financing. The asset securitization transactions completed in May 2002, October 2002, and April 2003 were all recorded as on balance sheet financings.

      We are subject to off balance sheet risk in the normal course of business primarily from commitments to extend credit. As of June 30, 2003 and December 31, 2002, we had unfunded commitments to extend credit to our clients of $863.9 million and $563.0 million, respectively. These commitments are subject to the same underwriting and ongoing portfolio maintenance as the on balance sheet financial instruments we hold.

      We use interest rate swap agreements to hedge fixed-rate and prime rate loans pledged as collateral for our asset securitizations. Our interest rate swap agreements modify our exposure to interest rate risk by converting fixed-rate and prime rate loans to a 30-day LIBOR rate. Additionally, we use interest rate cap agreements to hedge loans with embedded interest rate caps that are pledged as collateral for our asset securitizations. Our interest rate hedging activities protect us from the risk that interest collected under fixed-rate and prime rate loans will not be sufficient to service the interest due under the 30-day LIBOR-based asset securitizations. The fair market values of the interest rate swap agreements were $(3.4) million and $(2.7) million as of June 30, 2003 and December 31, 2002, respectively. The fair value of the interest rate cap agreements was not significant as of June 30, 2003 and December 31, 2002.

      We are required to enter into interest rate swaps if we have more than $50.0 million of fixed rate loans pledged as collateral under our multi-bank commercial paper conduit credit facility. As of June 30, 2003, we had only $23.2 million of fixed rates loans pledged. Therefore, as of June 30, 2003, we were not required to enter into interest rate swaps. We may make additional fixed rate loans in the future, which could require us to enter into new interest rate swap agreements.

      For a detailed discussion of our derivatives and off balance sheet financial instruments, see Note 15, Derivatives and Off Balance Sheet Financial Instruments, in our audited consolidated financial statements for the year ended December 31, 2002 and “Qualitative and Quantitative Disclosures About Market Risk” below.

Contractual Obligations

      In addition to our scheduled maturities on our commercial paper conduit credit facility and asset securitizations, we have future cash obligations under various types of contracts. We lease office space and office equipment under long-term operating leases. We have committed to purchase $4.6 million of additional interests in three private equity funds. The contractual obligations under our repurchase agreements, commercial paper conduit credit facilities, asset securitizations, operating leases, and commitments under non-cancelable contracts as of June 30, 2003 were as follows ($ in thousands):

		Commercial
	Repurchase	Paper Conduit	Asset	Operating	Non-Cancelable
	Agreements	Credit Facilities	Securitizations	Leases	Contracts	Total

2003	$82,234	$1,012	$62,908	$1,324	$1,500	$148,978
2004	8,763	554,190	198,413	2,363	—	763,729
2005	—	—	293,270	2,346	1,474	297,090
2006	—	—	108,492	2,296	—	110,788
2007	—	—	36,575	2,244	1,610	40,429
Thereafter	—	—	—	10,418	—	10,418

Total	$90,997	$555,202	$699,658	$20,991	$4,584	$1,371,432

      The contractual obligations for asset securitizations are computed based on the contractual maturities of the underlying loans pledged as collateral and assumes a constant prepayment rate of 10%. The underlying loans are subject to prepayment, which would shorten the life of the asset securitizations. The underlying loans may be amended to extend their term, which will lengthen the life of the asset securitizations. At our option, we may substitute for prepaid loans up to 10% of the initial aggregate outstanding loan balance, which may also impact the life of the asset securitizations.

Qualitative and Quantitative Disclosures About Market Risk

      Interest rate sensitivity refers to the change in earnings that may result from the changes in the level of interest rates. Our net interest income is affected by changes in various interest rates, including LIBOR and the prime rate. The majority of our loan portfolio bears interest at a spread to the prime rate with the remainder bearing interest at a fixed rate or at a spread to LIBOR. The interest rates on our borrowings are based on LIBOR and commercial paper rates, with the majority based on commercial paper rates. We attempt to mitigate exposure to the earnings impact of interest rate changes by lending and borrowing funds on a variable rate basis. Except as required by our various credit facilities as discussed above under “—Off Balance Sheet Risk,” we do not engage in hedging activities because we have determined that the cost of hedging the risks associated with interest rate changes outweighs the risk reduction benefit.

      The following table shows the estimated change in net interest income for a 12-month period based on changes in the interest rates applied to our loan portfolio as of June 30, 2003:

Estimated Change in
Net Interest Income
Rate Change	Over 12 Months
(Basis Points)
($ in thousands)
-100	$7,396
+100	(5,030)
+200	(6,300)
+300	(5,137)

      As shown above, reductions in interest rates will result in greater increases in our net interest income and increases in interest rates will result in greater decreases in our net interest income due primarily to the impact of interest rate floors included in the loans representing approximately 69% of the aggregate principal amount outstanding as of June 30, 2003.

      We also are exposed to changes in market values of our investments in equity interests, of which a majority of them are carried at fair value. As of June 30, 2003 and December 31, 2002 and 2001, investments in equity interests totaled $29.7 million, $23.7 million and $11.9 million, respectively, and our unrealized gain on those equity interests totaled $5.0 million, $2.3 million and zero, respectively.

Critical Accounting Policies

      Our consolidated financial statements are based on the selection and application of critical accounting policies, many of which require management to make estimates and assumptions. The following describes the areas in which judgments made by our management in the application of our accounting policies that significantly affect our financial condition and results of operations.

Income Recognition

      Interest income is recorded on an accrual basis to the extent that such amounts are expected to be collected. Amortizing term loans, original issue discounts and loan fees, net of direct costs of origination, are amortized into fee income using the effective interest method over the contractual life of the loan. Revolving lines of credit and non-amortizing term loans, original issue discounts and loan fees, net of direct costs of origination, are amortized into fee income using the straight-line method over the contractual life of the loan. Fees due at maturity are recorded using the straight-line method over the contractual life of the loan to the extent that such amounts are expected to be collected.

      If a loan is 90 days or more past due, or we expect that the borrower will not be able to service its debt and other obligations, we will place the loan on non-accrual status. When a loan is placed on non-accrual status, interest receivable previously recognized as income is reversed and the recognition of interest income on that loan will stop until factors indicating doubtful collection no longer exist and the loan has been brought current. We will make exceptions to this policy if the loan is well secured and in the process of collection.

      Loan origination fees are deferred and amortized as adjustments to the related loan’s yield over the contractual life of the loan. In certain loan arrangements, we receive warrants or other equity interests from the client as additional origination fees. The clients granting these interests are typically not publicly traded companies. We record the equity interests received at estimated fair value as determined using various valuation models which attempt to estimate the underlying value of the associated entity. These models are then applied to our ownership share factoring in any discounts for transfer restrictions or other terms which impact the value. Any resulting discount on the loan from recordation of warrant and other equity instruments are accreted into income over the term of the loan. If our estimates of value of the equity interests received are not accurate, our income would be overstated.

Allowance for Loan Loss

      Our allowance for loan losses reflects the aggregate amount of our reserves we have recorded for the loans in our portfolio. Using a proprietary loan reserve matrix, we assign a reserve factor to each loan in the portfolio. The reserve factor assigned dictates the percentage of the total outstanding loan balance that we reserve. The actual determination of a given loan’s reserve factor is a function of three elements:

•	the type of loan, for example, whether the loan is underwritten based on the borrower’s assets, real estate or cash flow;

•	whether the loan is senior or subordinated; and

•	the internal credit rating assigned to the loan.

      For example, riskier types of loans, such as cash flow loans, are assigned higher reserve factors than less risky loans such as asset-based loans. Further, a subordinate loan would generally have a higher reserve factor than a senior loan, and loans with lower internal credit ratings would be assigned reserve factors higher than those with higher internal credit ratings.

      We evaluate the internal credit ratings assigned to loans monthly to reflect the current credit risk of the borrower. The reserve factors are primarily based on historical industry loss statistics adjusted for our own credit experience and economic conditions.

      We establish specific allowances for loan losses for impaired loans based on a comparison of the recorded carrying value of the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral. We charge off loans against the allowance when realization from the sale of the collateral or the enforcement of guarantees is not expected. As of December 31, 2002 and 2001, there were no specific allowances for loan losses.

      During the year ended December 31, 2002, and in the fourth quarter of 2002 in particular, the risk profile of our loan portfolio increased as we made additional mortgage, senior secured cash flow, and mezzanine loans. These types of loans have greater inherent risk compared to senior secured asset-based loans. First mortgage, senior secured cash flow, and mezzanine loans increased from $231.7 million as of December 31, 2001 to $733.8 million as of December 31, 2002. Of these loans, we originated loans representing 54% of the aggregate outstanding balance of our mezzanine loans, 49% of the aggregate outstanding balance of our senior secured cash flow loans and 50% of the aggregate outstanding balance of our mortgage loans in the fourth quarter of 2002. After careful consideration of the change in our loan portfolio’s risk profile, the board of managers of our predecessor decided to adopt our current loan loss methodology on December 18, 2002.

      Based on our analysis of our portfolio and lack of delinquent and non-performing loans as well as the fact that our portfolio was not seasoned, we concluded as of December 31, 2001, that our allowance for loan losses should be zero. We developed the reserve matrix approach described above during the year ended December 31, 2002 to address the increased risk in our loan portfolio and to quantify the probable losses inherent in the loan portfolio.

      Prior to the adoption of our current loan loss methodology in December 2002, we evaluated the adequacy of our loan loss allowance by considering trends in past-due accounts, historical charge-off and recovery rates, credit risk indicators, economic conditions, on-going credit evaluations, overall portfolio size, average client balances, excess collateral and underwriting policies, among other items. We performed an account-by-account review to identify loans to be specifically provided for and charged off.

      If our internal credit ratings, reserve factors, or specific allowances for loan losses are not accurate, our assets would be overstated.

Valuation of Investments in Equity Interests

      With respect to investments in publicly traded equity interests, we use quoted market values to value investments in equity interests. With respect to investments in privately-held equity interests, each investment is valued using industry valuation benchmarks, and then the value is assigned a discount reflecting the illiquid nature of the investment, as well as our minority, non-control position. When an external event such as a purchase transaction, public offering, or subsequent equity sale occurs, the pricing indicated by the external event will be used to corroborate our private equity valuation. Securities that are traded in the over-the-counter market or on a stock exchange generally will be valued at the prevailing bid price on the valuation date. Because of the inherent uncertainty of determining the fair value of investments that do not have a readily ascertainable market value, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material.

Asset Securitization Transactions

      Periodically, we transfer pools of loans to special purpose entities for use in asset securitization transactions. These on balance sheet asset securitization transactions comprise a significant source of our overall funding, with the face amount of the outstanding loans assumed by third parties totaling $699.7 million and $514.6 million as of June 30, 2003 and December 31, 2002, respectively. On April 1, 2001, we adopted the requirements of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which applies prospectively to all securitization transactions occurring after June 30, 2001. Adoption of SFAS No. 140 did not have a material impact on our operations or financial position. Transfers of loans have not met the requirements of SFAS No. 140 for sales treatment and are, therefore, treated as secured borrowings, with the transferred loans remaining in investments and the related liability recorded in borrowings. If our judgments as to whether the asset securitization transactions met the requirements for on balance sheet financing were not appropriate, the accounting would be materially different with gains or losses recorded on the transfer of loans.

New Accounting Pronouncements

      In November 2002, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN 45. FIN 45 requires a guarantor to recognize a liability at the inception of the guarantee for the fair value of the obligation undertaken in issuing the guarantee and include more detailed disclosure with respect to guarantees. The types of contracts we enter into that meet the scope of this interpretation are standby letters of credit on behalf of borrowers. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of this accounting pronouncement is not expected to have a material effect on our consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, or FIN 46. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest.

      The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of this accounting pronouncement is not expected to have a material effect on our consolidated financial statements.

BUSINESS

Overview

      We are a specialized commercial finance company providing loans to small and medium-sized businesses. Our goal is to be the lender of choice for businesses with $5 million to $250 million in annual revenues. We provide a wide range of debt financing products that we negotiate and structure on a client-specific basis, through direct interaction with the owners and senior managers of our clients. We seek to add value to our clients’ businesses by providing debt financing that meets their specific business needs and objectives.

      Since our inception in September 2000 through June 30, 2003, we have made 369 loans representing an aggregate of $3.1 billion of committed capital. As of June 30, 2003, we had $1.7 billion in loans outstanding and commitments to lend up to an additional $864 million to our clients. As of June 30, 2003, we had 239 employees, 42% of whom had an advanced degree, typically in law or business, or accreditation, such as a C.P.A.

      The financing needs of our clients are often specific to their particular businesses or their particular situation. We believe we can most successfully meet these needs and manage risk through industry or sector focus and flexibility in structuring financings. Because we believe a narrow focus is important to successfully serve our client base, we originate, underwrite and manage our loans through three focused lending groups organized around our areas of expertise. Focusing our efforts in these specific sectors, industries and markets allows us to rapidly design and implement lending products that satisfy the special financing needs of our clients. Our lending groups are:

•	Corporate Finance, which provides senior and mezzanine loans principally to businesses backed by private equity sponsors;

•	HealthCare Finance, which provides asset-based revolving lines of credit, mortgage and other secured loans to a broad range of healthcare companies; and

•	Structured Finance, which specializes in asset-based lending to finance companies and commercial real estate owners.

      We price our loans based upon the risk profile of our clients. Our loans generally range in size from $1 million to $50 million, mature in two to five years, and require monthly interest payments at floating interest rates. Senior secured asset-based loans comprised approximately 36% of our portfolio as of June 30, 2003. Senior secured cash flow and first mortgage loans made up an additional 30% and 26%, respectively, and mezzanine loans accounted for 8% of our portfolio as of June 30, 2003. As of June 30, 2003, our geographically diverse client base consisted of approximately 234 clients with headquarters in 37 states and Washington, D.C.

Market Opportunity

      We believe that the small to medium-sized business segment of the U.S. economy is attractively sized, has good growth characteristics and is generally underserved by traditional lenders.

•	Broad-based consolidation in the financial services industry has substantially reduced the number of companies lending to small and medium-sized businesses. Most notably, the number of FDIC-insured financial institutions has declined from 17,325 in 1987 to 9,314 as of March 31, 2003. We believe this consolidation has led to an ongoing trend among large financial institutions to de-emphasize their service and product offerings to small and medium-sized businesses in favor of large corporate clients and capital market oriented transactions.

•	Commercial lenders have continued to tighten lending standards in recent years. According to an April 2003 study by the Board of Governors of the Federal Reserve System, the number of banks tightening lending standards for commercial and industrial loans has exceeded the number of banks easing lending standards every quarter since September 30, 1998.

•	Debt to earnings before interest, taxes, depreciation and amortization multiples of leveraged loans have remained at historic lows, reflecting the tightened underwriting standards of commercial lenders. According to Standard & Poor’s April 2003 Leveraged Lending Quarterly Review, average debt to earnings before interest, taxes, depreciation and amortization multiples dropped below 4.0x in 2001 for the first time in 15 years, and stood at 3.9x for the quarter ended March 31, 2003.

•	Banks have substantially reduced their demand for syndicated loans. According to Standard & Poor’s April 2003 Leveraged Lending Quarterly Review, for the twelve months ended March 31, 2003, there were 35 active bank lenders in the syndicated loan market versus 110 for the year ended December 31, 1999. The aggregate volume of syndicated loans declined from $184 billion to $78 billion during the same period.

      We believe that we have identified, and organized our lending activities around, a few clearly defined sub-markets of small and medium-sized businesses that are large enough to provide us with continued opportunities for growth, while still narrow enough to allow us to understand our target clients and their businesses well enough to provide innovative financing products.

Our Competitive Strengths

      We believe several characteristics distinguish us from our competitors, including:

•	Highly specialized lending groups focusing on an underserved and fragmented client base. Our prospective clients are small and medium-sized businesses with debt financing needs that we believe are smaller than those on which traditional lenders focus. Consequently, our target clients generally have fewer potential lenders, which leaves many of our potential clients with limited sources of debt financing.

We believe we can address the needs of these clients more effectively than others by lending through three focused groups, each staffed by employees with deep industry knowledge and sector specific expertise. We believe we can take advantage of our expertise and these market dynamics to capitalize on a growing demand for customized debt financing that produces attractive risk-adjusted returns.

•	Our reputation as a value-added lender providing flexible, dependable and timely financings. Our prospective clients often have special financing needs that require customized financing products and high levels of service. We believe we have established a reputation for flexibility, dependability and efficiency that makes our prospective clients comfortable choosing us to work closely with them to meet their financing needs.

+	While many lenders require their loans to be structured to fit into their own specific set of parameters, we work to structure our loans to fit our clients’ particular needs.

+	Many of the financings we provide are used for refinancings or other extraordinary corporate transactions in which we face competition from other lenders. These transactions are often time sensitive in that if they do not close by contractual deadlines, the client could suffer material adverse consequences. In these situations, a lender’s proven ability to close transactions to which it has committed is often more critical than the pricing of the proposed financing. We believe our dependability sets us apart from our competitors.

+	Our efficient credit approval process enables us to move rapidly from our initial contacts with a prospective client to a closing on the proposed financing. The availability and accessibility of our Chief Credit Officer and the rest of our credit committee allow us to close transactions rapidly.

•	Rigorous credit approval process. We take a “credit first” approach to operating our business and, to that end, have developed and implemented a dual-track credit approval process that is separate and distinct from our sales and marketing function. After sourcing a prospective client, our development officers pass complete responsibility for negotiating and structuring the proposed transaction to an investment officer. Our investment officers, who are highly experienced professionals with backgrounds in law, finance, private equity and accounting, also conduct a due diligence examination of each prospective client’s industry, business and management team. In addition, each proposed loan is evaluated independently by an underwriting officer employed by CapitalAnalytics. Our underwriting officers, who are highly experienced credit professionals with an average of 14 years of financial institution credit or audit experience, perform a comprehensive analysis of each prospective client’s financial condition, internal controls and results of operations. We believe this dual-track approach creates a system of checks and balances that results in a highly disciplined approach to credit approval.

•	Transparent origination and credit approval process. Our proprietary DealTracker computer software permits all of our professionals to electronically access and review each deal as it progresses from initial contact to closing. Consequently, our professionals are able to have input into each of our prospective transactions, which affords a high level of transparency to our origination and credit approval processes. We believe this encourages all of our staff to offer constructive input on transactions about which they may have some specific knowledge or familiarity even if they are not directly involved. The result is a team-oriented environment in which our professionals assume responsibility for company-wide performance.

•	In-house underwriting and legal capabilities. As of June 30, 2003, our CapitalAnalytics subsidiary employed over 50 professionals including underwriters, loan analysts and a portfolio review specialist. In addition, we maintain a staff of nine in-house attorneys supported by four full-time legal assistants. Not only do these in-house resources allow us to control quality in our lending operations, they also enable us to move proposed loans from initial contact to closing more rapidly than if we had to outsource all of our underwriting and legal work. Our clients generally are required to reimburse us for services provided by these professionals.

•	Customized loan rating system providing an accurate reflection of current credit quality. Our emphasis on credit quality continues after the origination process ends. Our Chief Credit Officer and his staff have customized and implemented rating matrices segregated by business group and type of loan. On a monthly basis, each loan in our portfolio is reviewed by a dedicated loan officer responsible for tracking that particular loan, and the assigned rating is independently reviewed by our portfolio review specialist who reports directly to the Chief Credit Officer. In addition, our credit committee undertakes an intensive quarterly portfolio review process in which it scrutinizes and adjusts as necessary the ratings on all of the loans in our portfolio.

•	Experienced and motivated senior management team. Our senior management team averages over nine years of experience in the financial services industry. Several members of this team worked with Mr. Delaney in the operations or funding of HealthCare Financial Partners. With aggregate beneficial ownership, excluding stock options, of approximately 15.1% of our outstanding common stock following this offering (assuming the underwriters do not exercise their over-allotment option), we believe our senior management team is highly motivated to continue to guide our long-term performance.

Our Lending Groups

      The following describes the particular characteristics of our three focused lending groups: Corporate Finance, HealthCare Finance and Structured Finance.

  Corporate Finance

      Our Corporate Finance group provides debt financing to small and medium-sized businesses typically sponsored by private equity firms, most often in connection with extraordinary corporate transactions such as leveraged buyouts. We consider small to medium-sized private equity firms to be our primary clients and consider the provision of debt financing in connection with leveraged buyouts with a transaction size of between $15 million and $100 million to be our primary market opportunity.

      We finance a wide variety of companies, including:

•	business services companies;

•	consumer products and brands;

•	value-added manufacturers;

•	media companies, primarily television and radio broadcasters;

•	retailers; and

•	healthcare service companies operating in non-reimbursement sectors.

      Corporate Finance finances fundamentally sound businesses at a significant discount to their enterprise value. In particular, we focus on companies with experienced management teams that have market leadership positions in attractive niches or where significant barriers to entry or “switching costs” exist. Leveraging off the asset-based and structuring capabilities that reside within our company, we can also provide a variety of highly structured financings. These financings are often used by our clients to provide added liquidity in a turnaround, satisfy off balance sheet financing needs to otherwise fund a special situation or transaction or in their manufacturing, distribution, sales and/or servicing.

      In almost all cases, we source our transactions either through private equity investors who acquire businesses for financial or strategic purposes or through financial intermediaries such as accounting, law, investment banking, brokerage, or turnaround consulting firms. We have relationships with many of the country’s leading private equity sponsors, and we believe that we have developed a reputation among these firms and other professionals for our ability to quickly assess a situation and offer a creative and timely response.

      Through our existing relationships and by developing additional strategic relationships with private equity firms, we believe we will be able to continue to grow our Corporate Finance loan portfolio. Private equity funds generally invest significant amounts of equity in their portfolio companies only after performing significant amounts of due diligence and analysis. In addition, due to the magnitude of their typical investments, private equity firms are motivated to manage their investments closely.

      We provide cash flow and asset-based financings, generally ranging from $5 million to $50 million, for:

•	acquisitions;

•	leveraged buyouts;

•	consolidations;

•	recapitalizations; and

•	corporate growth.

Our financing transactions are generally structured as:

•	senior secured term debt underwritten to cash flow;

•	senior secured asset-based revolving loans; or

•	mezzanine debt, typically in the form of junior or senior subordinated term debt, generally also involving warrants in the client’s equity.

      We often provide both senior and mezzanine debt to a single client to provide all or substantially all the debt financing for a transaction. We also often provide an asset-based revolver in connection with our senior term loans. On a more limited basis, we sometimes make equity investments in our clients.

      As of June 30, 2003, Corporate Finance had $693 million in loans outstanding as well as commitments to loan an additional $191 million to 51 existing clients.

HealthCare Finance

      Our HealthCare Finance group provides accounts receivable-based, short-term real estate and other financing to small and medium-sized businesses in the healthcare market, the largest segment of the U.S. economy. The healthcare industry is dominated by small to medium-sized businesses and exhibits rapid growth, consolidation and change. According to the February 7, 2003 report issued by the Office of the Actuary at the Centers for Medicare and Medicaid Services entitled TRENDS Health Spending Projections for 2002-2012, during fiscal year 2001, the last year for which data is available, total national healthcare expenditures comprised over 14% of the U.S. gross domestic product. Total healthcare expenditures are expected to increase to over 17% of the gross domestic product by 2010.

      We believe that there are several distinct drivers of this growth, including:

•	growth in private and public spending on healthcare and a rising percentage of the U.S. gross domestic product devoted to healthcare;

•	governmental and market forces which have put pressure on healthcare service providers to reduce healthcare delivery costs and increase efficiency, producing short-term capital needs as providers increasingly are forced to rely on new technologies to enable their businesses to grow;

•	favorable demographic trends, including both the increase in and aging of the U.S. population;

•	growth, consolidation, and restructuring of fragmented sub-markets in healthcare, including long-term care, hospitals and physician practices; and

•	advances in medical technology, which have increased demand for healthcare services by increasing the number of diseases that can be effectively treated and by extending the population’s life expectancy.

      We have specifically targeted the debt financing needs of the following healthcare sub-markets:

•	skilled nursing providers;

•	acute care and long-term acute care hospitals;

•	mental health providers;

•	home healthcare providers; and

•	pharmaceutical outsourcing organizations.

      Despite what we perceive as a likelihood of significant opportunities due to the potential for growth, consolidation and restructurings in these sub-markets, companies operating in these highly fragmented sub-markets often have significant financing needs that go unmet by traditional sources. While some commercial banks and diversified finance companies have divisions that provide financing for healthcare service providers, these lenders generally lend only to companies with borrowing needs in excess of $20 million and often require that clients have an extensive operating history.

      The clients of our HealthCare Finance group often derive a significant portion of their revenues from third-party reimbursements, particularly Medicare and Medicaid. We provide a broad range of asset-based floating-rate financing products in connection with acquisitions, refinancings and recapitalizations, as well as for general operations.

      We primarily finance smaller, growing companies with limited access to sources of financing. Some of our clients are constrained from obtaining financing from more traditional sources due to their inadequate equity capitalization, limited operating history, lack of profitability, or because their financing needs fall below commercial bank size requirements. We believe that we have the healthcare industry expertise needed to underwrite smaller healthcare service companies and the specialized systems necessary for tracking and monitoring healthcare receivables transactions.

      Our financing activities are generally structured as:

•	senior term loans to owners of healthcare facilities secured by a first mortgage in the healthcare facility; and

•	asset-based loans to owners of healthcare facilities and healthcare service providers secured by an interest in the client’s assets, including in most instances accounts receivable.

      As of June 30, 2003, HealthCare Finance had $467 million in loans outstanding as well as commitments to loan an additional $370 million to 84 existing clients.

  Structured Finance

      Our Structured Finance group provides debt financing to small and medium-sized businesses that require complex financing alternatives within our targeted sectors of lender finance and real estate. Our product offerings vary depending on which of our target markets we are servicing. In our lender finance business, we make loans to finance companies. As collateral for our loans, these finance companies pledge to us their loans to their customers, which we refer to as receivables. In servicing the lender finance market, we offer clients senior term loans and revolving credit facilities. We target:

•	specialized commercial lenders such as mortgage companies;

•	specialized consumer lenders such as consumer installment lenders and automobile lenders; and

•	resort finance lenders.

      We also conduct an extensive mortgage lending practice through Structured Finance. We make floating-rate term loans secured by various types of real estate, including office, industrial, hospitality, multi-family and residential properties. These loans may be structured either as senior loans or as mezzanine loans typically with terms of two to five years. The borrowers are usually special purpose entities that have been formed for the purpose of holding discrete properties by experienced owners and operators of real property. We generally make loans that do not fit bank or insurance company lending criteria.

      Our senior loans are secured by a first mortgage in the relevant property. Our mezzanine loans may be secured by a second mortgage on the relevant property or a direct or indirect pledge of equity in the entity that owns the property. Our credit philosophy for our real estate finance activities emphasizes selecting properties that generate stable or increasing cash flow streams, have strong asset quality, and proven sponsorship with defined business plans. Our senior loans are often used to fund acquisitions of properties that the new owner intends to use for a purpose that is different than what the property is being used for at the time of the purchase. This repositioning of the property often requires repayment flexibility. To address this need our mortgage loans may have little or no principal payment requirements for all or a portion of the loan term. We generally advance the client an amount up to 90% of the lesser of the appraised value or the actual cost of the property that secures the loan.

      As of June 30, 2003, Structured Finance had $581 million in loans outstanding as well as commitments to loan an additional $302 million to 99 existing clients.

Loan Products and Service Offerings

      The types of loan products and services offered by each of our lending groups share common characteristics, and we generally underwrite the same types of loans across our three groups using the same criteria. When opportunities arise, we may offer a combination of products to a particular client. This single source approach often allows us to close transactions faster than our competitors and avoids complicated and time-consuming intercreditor negotiations. We believe our flexibility in terms of the variety of our product and service offerings and our willingness to structure our loans to meet the particular needs of our clients provide us with a competitive advantage over other lenders.

  Senior Secured Asset-Based Loans

      Most of our loans are referred to as asset-based loans because they are collateralized by specified assets of the client, generally the client’s accounts receivable and/or inventory. A loan is a “senior” loan when we have a first priority lien in the collateral securing the loan. Consequently, in the event of a liquidation of the client, we would generally be entitled to the proceeds of the liquidation before the client’s other creditors. These loans, which are generally between $1 million and $50 million, usually have a term of two to five years. We generally will advance a client, on a revolving basis, between 80% and 90% of the value of the client’s eligible receivables or between 30% and 70% of a client’s eligible inventory.

      A client’s eligible receivables are those receivables that, in our assessment, will be collectible by the client within a specified period of time. In determining which of a client’s receivables are eligible receivables, we assess the client’s total receivables and make an adjustment for that portion of the total receivables we believe may be uncollectible. For instance, if a potential client has $20 million of accounts receivable on its balance sheet and we believe, based upon our due diligence, that 10% of these receivables may ultimately be uncollectible, in our view, the client has $18 million of eligible receivables to serve as collateral for our loan. We will consider lending the client up to 90% of that amount.

      A client’s eligible inventory is that portion of the client’s total inventory that we believe the client will be able to liquidate within a specified period of time. In determining which portion of a client’s inventory is eligible inventory, we assess the client’s total inventory and make a judgment as to the portion of the inventory that the client may not be able to sell. For instance, if a potential client has $20 million in inventory on hand and we believe that, based on our due diligence, the client may ultimately be unable to sell $2 million of that inventory, in our view, the client has $18 million of eligible inventory to serve as security for our loan. We will consider lending the client up to 70% of that amount.

      We believe that by using established advance rates against eligible collateral we guard against the deterioration of a client’s performance. Generally, we establish these advance rates assuming liquidation of the client’s assets, which is designed to assure repayment of our loan regardless of the client’s business prospects. As a result, in addition to our standard underwriting procedures performed on every client, we conduct extensive due diligence to develop an estimate of a prospective client’s eligible receivables or inventory to establish the correct advance rate when underwriting asset-based loans.

      We perform industry-specific procedures when assessing the eligibility of receivables in originating asset-based loans in our Structured Finance and HealthCare Finance groups. In underwriting the eligible receivables for the Structured Finance loans, we closely analyze the receivables portfolios against which we lend. This analysis includes scrutiny of the following characteristics:

•	performance of the receivables, including an extensive analysis of a discrete pool of receivables over a specified period of time;

•	seasoning, or the length of time that the receivables have been outstanding;

•	adherence by the party that owes the receivable to our client to the terms of the contract that forms the basis for the receivable;

•	credit score, such as FICO or FAIR, if applicable, of the parties that owe the receivables; and

•	diversification of the client’s loan portfolio that serves as collateral for our loan with a focus on:

+	average loan size;

+	geographic distribution of the loans;

+	maturities of the receivables; and

+	weighted average interest rate of the portfolio.

      In our HealthCare Finance group, we conduct targeted examinations of the client’s accounts receivables due from third-party payors. Most of these receivables are payment obligations of federal and state Medicare and Medicaid programs and other government financed programs, commercial insurance companies, health maintenance organizations, and other managed healthcare concerns. This evaluation typically includes:

•	a review of historical collections by type of third-party payor;

•	a review of remittance advice and information relating to claim denials;

•	a review of claims files;

•	an analysis of billing and collections staff and procedures; and

•	a comparison of net revenues to historical collections.

      We mitigate the risk of our senior asset-based loans by placing a first priority lien, typically on all of the client’s assets, not just the receivables and/or inventory deemed eligible for purposes of determining the borrowing base of the loan. We also cross-collateralize our asset-based revolving credit facilities and term loans made to the same client. An asset-based revolving credit facility is a loan in which the client may borrow, repay and then reborrow money based on the value of its eligible collateral. Unlike a revolving loan, once the client repays any portion of its outstanding borrowings under a term loan, that portion is not available for reborrowing. If a client is, as many of our clients are, a borrower under both a senior term loan and an asset-based revolving credit facility, and were to default on its obligations under either loan, we could use the collateral pledged as security for either loan to satisfy any of the defaulted obligations.

      Notwithstanding these security arrangements, we assess the viability of the client’s business to determine whether the client can sustain its business operations for the duration of the loan. For further security in our collection efforts, we typically require that a client’s cash receipts be deposited in a lockbox account that remains under our control for as long as any portion of the loan is outstanding. Funds from the lockbox account are generally automatically swept into our account on a periodic basis to satisfy the client’s loan obligations to us. In some instances, as additional security on our loans, we will also require a guarantee from, or enter into a capital call agreement with, one or more of a client’s equity sponsors. A typical guarantee requires the equity sponsor to satisfy all or a portion of the clients’ obligations to us if the client defaults on its obligations. Under a typical capital call arrangement, we have the ability to require a client’s equity sponsor to provide additional funds to the client so that the client may satisfy its debt to us. In addition, in most of our financings to other lenders we also engage independent third parties as collateral custodians to hold and maintain the documentation representing our collateral.

      Our asset-based loans typically contain financial covenants that require the client to, among other things, maintain a minimum net worth and fixed charge coverage throughout the life of the loan.

  Mortgage Loans

      We make floating rate term loans secured by first mortgages on the facilities of the respective client. These loans generally range in size from $1 million to $40 million and have a term of two to five years. Our clients to which we make mortgage loans include:

•	experienced owners and operators of hospitals, senior housing and skilled nursing facilities located in the United States;

•	experienced owners and operators of office, industrial, hospitality, multi-family and residential properties;

•	resort developers; and

•	companies backed by private equity firms that frequently take out mortgages in connection with buyout transactions.

      Prior to extending a mortgage loan to a particular client, we perform extensive due diligence focusing on:

•	the historic and projected cash flow of the mortgaged property;

•	the condition of the property;

•	the market positioning of the client;

•	licensing and environmental issues related to the property and the client;

•	the client’s management; and

•	for HealthCare Finance clients, its operational expertise, its regulatory and clinical compliance, its reimbursement practices and its reputation in the local healthcare market.

      Our mortgage loans contain typical financial covenants that require the client to, among other things, demonstrate satisfactory debt service coverage. The client is also typically limited in its ability to make distributions to its equity owners while the loan is outstanding.

  Senior Secured Cash Flow Loans

      We make loans based on our assessment of a client’s ability to generate cash flows sufficient to repay the loan and to maintain or increase its enterprise value during the term of the loan. These types of loans are referred to as cash flow loans. Our senior cash flow term loans generally are secured by a security interest in all or substantially all of a client’s current and fixed assets. In many cases, the equity owners of a client pledge their stock in the client to us. These loans generally range in size from $1 million to $40 million and have a term of three to five years.

      In determining whether we believe a client will be able to generate sufficient cash flow to repay the loan, we consider a variety of factors including the client’s:

•	historical and projected profitability;

•	balance sheet strength and liquidity;

•	equity sponsorship;

•	market position;

•	management strength and experience;

•	proprietary nature of the business, if applicable;

•	ability to withstand competitive challenges; and

•	relationships with clients and suppliers.

      Clients who borrow under our cash flow loans are typically subject to a number of financial covenants for as long as the loan is outstanding. These covenants generally require that the client maintain a:

•	specified maximum ratio of debt to equity;

•	minimum level of earnings before interest, taxes, depreciation and amortization expenses; and

•	minimum fixed charge coverage.

      These covenants also generally require that the client maintain a specified maximum ratio of senior debt to cash flow. Senior debt means debt of the client that has a first priority security interest in the assets pledged as collateral for the debt.

      Clients are also typically subject to limitations on their ability to make capital expenditures or distributions or to enter into capitalized leases.

  Term B, Second Lien and Mezzanine Lending

      We frequently make Term B, second lien and mezzanine loans to clients that also have outstanding senior loans. A Term B loan is a loan that shares a first priority lien in the client’s collateral with the lenders on the client’s senior loan but that comes after a senior secured loan in order of payment preference and generally involves greater risk of loss than a senior secured loan. A second lien is a loan that has a lien on the client’s collateral that is junior in order of priority and also comes after the senior loans in order of payment. We also make mezzanine loans that may be either cash flow or real estate based loans. A “mezzanine” loan is a loan that does not share in the same collateral package as the client’s senior loans, may have no security interest in any of the client’s assets and comes after a senior secured loan in order of payment preference. A mezzanine loan generally involves greater risk of loss than a senior loan. We typically permit our Term B, second lien and mezzanine clients to maintain a higher ratio of debt to cash flow than we permit with respect to our senior secured, first lien loans. When we make a Term B, second lien or a mezzanine loan, we typically enter into an intercreditor agreement with the senior lenders of the client. These agreements limit our ability to exercise some of the rights and remedies to which we are entitled under the terms of our loan agreements. For example, typically we may not receive payments of principal on a mezzanine loan until the senior loan is paid in full and may not receive interest payments on the loan if the client is in default under the terms of the senior loan. In many instances, we are prohibited from foreclosing on a Term B, second lien or mezzanine loan until the senior loan is paid in full. A typical intercreditor agreement also requires that any amounts that we realize as a result of our collection efforts or in connection with a bankruptcy or insolvency proceeding involving the client be turned over to the senior lender until the senior lender has realized the full value of its own claims.

  HUD Mortgage Originations

      As a strategic supplement to our traditional healthcare lending business, we also act as an agent for the United States Department of Housing and Urban Development, or HUD, for the origination and servicing of federally insured mortgage loans to healthcare providers. Because we are a fully approved Federal Housing Authority Title II mortgagee, we have the ability to originate, underwrite, fund and service mortgage loans insured by the FHA. FHA is a branch of HUD which works through approved lending institutions to provide federal mortgage and loan insurance for housing and healthcare facilities.

      In addition to being an FHA approved lender, we are also an approved multifamily and healthcare MAP lender. MAP is a national “fast-track” processing system for the FHA Multifamily (and healthcare) mortgage insurance program. Being a MAP lender gives us more control over the loan application process, allowing us to prepare most of the exhibits required for an application for mortgage insurance and make a recommendation to HUD based upon the underwriting and conclusions of our credit committee. In turn, HUD reviews the package and makes the final credit decision.

      The HUD approval process may take up to nine months or more from application to approval. In many cases, we make a bridge loan to our clients providing them with needed liquidity prior to receipt of the HUD approval.

      As permitted by applicable federal regulations, we may receive fees for our services in originating or placing these federally insured loans. We may receive servicing fees where we retain the servicing function or we may sell the servicing rights to a third party for a lump sum. We may from time to time sell our interests in the federally insured loans we originate to third parties where we can do so at a premium to the principal amount of the loan originated.

      Since we began offering our HUD mortgage origination services in March 2002, we have arranged for the commitment and closing of seven loans insured by the FHA. These products have generated $1.8 million in revenue through June 30, 2003.

  Warrants and Equity Co-Investments

      In connection with some of our loans, we obtain, without making interest rate or other lending concessions, warrants to purchase equity in our borrowers. The warrants we obtain are generally exercisable at a nominal price, typically $0.01 per share. We obtain these warrants as a potential means of enhancing our yield from the related loans, and we expect to continue to do so.

      In limited circumstances we may also purchase equity in a borrower at the same time and on substantially the same terms as of one of our private equity sponsor clients. These equity purchases generally range from $250,000 to $2.0 million in any given client. As is the case with the warrants we obtain with our loans, we do not agree to any rate or lending concessions in the loans we make to these borrowers. Most often, these investments are acquired through our Corporate Finance group, which generates opportunities as a result of its relationships with private equity firms. In the course of evaluating a prospective client’s creditworthiness as a borrower, we also evaluate its prospects for growth. We make our equity investments in those cases where we conclude, based on the results of our diligence, that there is a likelihood we will receive a significant return on our equity investment. Our management expects that these equity co-investments will continue to be only an ancillary component of our business after the offering.

      We record warrants with cashless exercise features at fair value and use equity or cost method accounting for all other equity investments based on our ownership percentage. As of June 30, 2003, we accounted for our $29.7 million of equity interests as follows: $11.5 million — fair value; $5.6 million — equity; and $12.6 million — cost. As of June 30, 2003, the unrealized gain associated with the warrants that are carried at fair value totaled $5.0 million.

      As of June 30, 2003, we have also committed to contribute up to $4.6 million of capital to three private equity funds. We made these investments based on our close working knowledge of how the three private equity funds make their investment decisions. As of June 30, 2003 we had also invested in a joint venture with a national real estate brokerage firm that regularly presents us with mortgage lending opportunities.

Portfolio Overview

      The schedule below shows the composition of our loan portfolio by type and by lending group as of the dates shown:

			December 31,

	June 30, 2003		2002		2001

	($ in thousands)
Composition of portfolio by loan type:
Senior secured asset-based loans	$628,742	36%	$339,903	32%	$162,568	41%
First mortgage loans	459,117	26	350,668	33	129,868	33
Senior secured cash flow loans	519,320	30	259,161	24	80,822	21
Mezzanine loans	133,468	8	123,948	11	21,014	5

Total	$1,740,647	100%	$1,073,680	100%	$394,272	100%

      As of June 30, 2003, our loan portfolio was well diversified, with 311 loans to 234 clients operating in multiple industries. Our loans are primarily asset-based and as of June 30, 2003, we had never suffered a credit loss in our portfolio. As of June 30, 2003, we had $1.7 billion in loans outstanding. Throughout this section, unless specifically stated otherwise, all figures relate to our loans outstanding as of June 30, 2003.

      Of our loans outstanding, 40% were originated by our Corporate Finance group, 27% were originated by our HealthCare Finance group and 33% were originated by our Structured Finance group. On that date, 36% of the aggregate outstanding loan balance of our portfolio consisted of senior secured asset-based loans, 30% consisted of senior secured cash flow loans, 26% consisted of first mortgage loans and 8% consisted of mezzanine loans. Revolving loans comprised 35% of our portfolio while term loans comprised 65%.

      Our loans were made to clients in the following industries (percentages by loan balance):

      The outstanding loan balances of our loans were distributed as follows:

      No single client accounted for more than 3.7% of the aggregate outstanding balance of our loans, and our 10 largest clients collectively accounted for 18.8% of the outstanding balance of our loans. The principal executive offices of our clients were located in 37 states and the District of Columbia, and no state accounted for more than 13.9% of the outstanding aggregate balance of our loans.

      Our loans provide for a contractual variable interest rate from approximately 0.3% to 16.0% above the prime rate. To mitigate the risk of declining yields if interest rates fall, we seek to include an interest rate floor in our loans whenever possible. Whether we are able to include an interest rate floor in the pricing of a particular loan is determined by a combination of factors, including the potential client’s need for capital and the degree of competition we face in the origination of loans of the proposed type. Where our competition to originate loans is high, such as in our Corporate Finance group, the inclusion of an interest rate floor often depends on the client’s desire to guard against rising interest rates by accepting the interest rate floor in return for a narrower margin over the prime rate than we would otherwise offer. As of June 30, 2003, 69% of the aggregate outstanding balance of our loans included such a minimum interest rate.

      Our loans generally have stated maturities at origination that range from two to five years. The weighted average maturity of our entire loan portfolio was approximately 2.4 years. Our clients typically pay us an origination fee based on a percentage of the commitment amount and typically are required to pay a prepayment penalty for at least the first two years following origination. They also often pay us a fee based on any undrawn commitments as well as a collateral management fee in the case of our asset-based revolving loans.

      The average size of our loans by lending group and across our overall portfolio were as follows:

• Corporate Finance	—	$7.5 million
• Structured Finance	—	$5.6 million
• HealthCare Finance	—	$4.1 million
• Overall Portfolio	—	$5.6 million

Origination, Underwriting and Servicing

      We have created an integrated approach to our loan origination and underwriting approval process that effectively combines the skills of our professionals with our proprietary information systems. This process allows us to move efficiently and quickly from our initial contact with a prospective client to the closing of our loan transaction while maintaining our rigorous underwriting standards. Along the way, a large number of CapitalSource professionals become involved in our analysis and decision-making with respect to each potential lending opportunity. We believe that the high level of staff involvement in the various phases of our approval process allows us to minimize our credit risk while delivering superior service to our clients.

Our Lending Process

•	Development Officer:	Experienced sales and marketing professionals with up to 15 years of experience in commercial finance
•	Group Head:	Our managing director in charge of the lending group originating the loan
•	Investment Officer:	Experienced professionals with backgrounds in law, private equity, investment banking or debt financing
•	Underwriting Officer:	Credit professionals with up to 15 years of experience in commercial finance
•	Loan Analyst:	Credit professionals with experience in loan servicing
•	Loan Officer:	Professionals with up to 15 years of experience in portfolio and loan management

  Origination

      Our loan origination process begins with our development officers who are charged with identifying, contacting and screening our prospective clients. Our development officers spend a significant portion of their time meeting face-to-face with key decision makers and deal referral sources such as private equity investors, business brokers, attorneys, investment bankers and executives within our target industries.

      To support our development officers, we actively market our business in an effort to build awareness of the CapitalSource brand and to generate potential financing opportunities. We have developed an aggressive marketing strategy focusing on enhancing the awareness of prospective clients of the CapitalSource brand. Components of this strategy include:

•	development of relationships with private equity firms that we hope will result in the positioning of CapitalSource as the preferred source of financing for transactions among those firms and their portfolio companies;

•	traditional marketing and brand development activities such as:

+	selective advertising in trade publications within our targeted sectors, industries and markets;

+	participation in regional and national conferences attended by prospective clients and potential referral sources;

+	targeted direct mail efforts; and

+	telemarketing; and

•	extensive cross-selling efforts where we market our one-stop shop of lending products to meet emerging financial needs of our clients as they arise.

      Once a prospect is identified, the development officer or an investment officer enters basic transaction data into our proprietary transaction management database, DealTracker. The development officer then works closely with one of our investment officers in the relevant lending group to describe the prospective client’s situation and financing needs. Based on these discussions the investment officer makes a determination whether to proceed with the prospect.

      If the investment officer determines that the potential transaction meets our initial credit standards, he or she prepares a term sheet. The term sheet is reviewed and approved by the managing director for the relevant lending group. In cases involving our Corporate Finance group, which makes our largest loans, many of which are underwritten based on cash flow projections, the credit committee also reviews the proposed term sheet. The term sheet is linked to DealTracker and electronically distributed to the professional staff involved in the origination, credit, and legal functions of our business. This distribution provides an opportunity for other investment officers and staff to review the proposed transaction and, as appropriate, provide comments and suggestions.

      Once the term sheet receives the required internal approvals, the term sheet is sent to the prospective client. The investment officer and the prospective client then negotiate the principal terms of the financing and, if the terms are agreed to, execute the term sheet.

  Underwriting

      Once the term sheet has been executed, we typically require that the prospective client remit a good faith deposit to cover a portion of our direct out-of-pocket expenses as well as the due diligence and other expenses that we incur in connection with the proposed transaction, including outside and internal legal and auditing expenses and any third-party expenses. Once we receive this deposit, the responsible investment officer prepares an initial client memorandum briefly summarizing the terms of the proposed transaction and its associated risks. This memorandum is linked to DealTracker and distributed to our entire professional staff involved in the organization, credit and legal function of our business. The relevant lending group also discusses the proposed transaction at its weekly professional staff meeting.

      Following preparation of this initial client memorandum, the investment officer engages CapitalAnalytics, our wholly owned due diligence and field examination subsidiary, to perform comprehensive due diligence and underwriting procedures relating to the proposed transaction. The investment officer concurrently conducts detailed due diligence focusing on the prospect’s industry, business and financial condition and its management and sponsorship, if any. The investment officer works with our investment analysts in the applicable lending group to prepare a detailed memorandum describing and analyzing the proposed transaction. Once the investment officer’s memorandum is approved by the managing director of the applicable lending group, this memorandum together with a memorandum prepared by the underwriting officer are circulated to members of the credit committee as well as other key individuals, and are also linked to DealTracker.

      CapitalAnalytics. Because of the primary emphasis we place on credit and risk analysis, we have incorporated the underwriting, diligence and client examination functions into our lending process. We believe that the in-house examination and due diligence functions that CapitalAnalytics performs enable us to maintain a high level of quality control over these functions while delivering faster service than our competitors. The expertise of the professionals at CapitalAnalytics also facilitates our comprehensive efforts in the ongoing management of our portfolio, as discussed below.

      CapitalAnalytics is principally staffed by underwriting officers possessing significant levels of credit approval experience with banks, finance companies, accounting and/or audit firms. Within CapitalAnalytics, each of the underwriting officers and analysts is focused on a particular lending group. The underwriting officers work with our loan analysts and examiners to conduct a detailed, comprehensive accounting examination of prospective clients as part of the underwriting process.

      Unlike our development and investment officers who report to the managing directors of our lending groups, the CapitalAnalytics professionals report to our Chief Credit Officer. The Chief Credit Officer supervises, evaluates and determines the compensation of each CapitalAnalytics employee. All compensation decisions are based on factors such as the employee’s level of experience and position as well as a qualitative assessment of his work product. Quantitative factors such as the number and size of loans ultimately approved are not considered in determining compensation.

      Housing this important underwriting function in CapitalAnalytics is designed to ensure that the underwriting and credit analysis of each transaction is performed by professionals who have not had a role in identifying the prospect or negotiating the terms of the proposed loan. Because our CapitalAnalytics professionals report to the Chief Credit Officer rather than the managing directors of our lending groups, we believe that CapitalAnalytics is able to focus exclusively on ensuring the creditworthiness of our borrowers and our “credit first” philosophy. We believe that the compensation process for our CapitalAnalytics personnel further reinforces this orientation.

      The costs of the services provided by CapitalAnalytics are ultimately charged to the client. Services related to underwriting and credit analysis on each loan origination are capitalized and amortized as interest income over the life of the loan. Services relating to recurring diligence on existing loans and services on terminated loans are taken into income as the services are provided or when the loan is terminated, respectively. For the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001 and for the period from September 7, 2000 (inception) through December 31, 2000, CapitalAnalytics charged to borrowers $2.4 million, $2.7 million, $0.8 million and $0.1 million, respectively.

      To apply consistent underwriting standards, CapitalAnalytics uses sector-specific due diligence methodologies that have been developed by our Chief Credit Officer and his staff. These procedures include detailed examinations and customized analyses by our underwriting teams of the following key factors of each client:

•	the collateral securing the loan;

•	the client’s historical and projected financial performance;

•	its management, including thorough detailed background checks that occasionally involve private investigators;

•	its operations and information systems;

•	its accounting policies;

•	its business model;

•	fraud risk;

•	its human resources;

•	the legal and regulatory framework encompassing the prospective client’s operations; and

•	the financial performance of the prospective client’s industry.

      As part of the evaluation of a proposed loan, the underwriting team prepares a comprehensive memorandum for presentation to the credit committee. The typical underwriting memorandum prepared by CapitalAnalytics for a prospective transaction generally consists of:

•	a description of the business;

•	an evaluation of risks specific to the business;

•	a detailed analysis of the client’s historical and projected financial performance;

•	an in-depth balance sheet and collateral analysis;

•	a client-specific testing and analysis;

•	the results of a number of other detailed examination procedures;

•	a description of the client’s capital structure; and

•	a description of the investment risk and return characteristics.

      When the underwriting memorandum is complete, it is provided to the director of credit of the relevant lending group for review. After any requested revisions are made, the lead underwriting officer submits the underwriting memorandum to the credit committee members and links it to DealTracker at the same time as the investment officer distributes his memorandum.

  Approval

      In addition to the approval of the managing director and director of credit for the relevant lending group, the unanimous approval of our credit committee is required before we make a loan. The four members of our credit committee are our Chief Executive Officer, our President, our Chief Credit Officer and our Chief Legal Officer. The credit committee generally meets weekly and more frequently on an as-needed basis. Prior to the credit committee meetings, our members review the separate memoranda prepared by the investment officer and CapitalAnalytics. At the meeting, the investment officer and lead underwriting officer for each transaction under consideration present their findings and recommendations to the committee members. The committee members then have the opportunity to discuss the transaction with the presenting officers and the managing director of the relevant lending group. Following the discussion, the committee votes on whether to approve the transaction.

      If approved, the legal documentation process begins. Many of our loans are documented and closed by our 15-person in-house legal team. Other loans are outsourced to outside counsel who document and close loans under the supervision of our in-house legal department. The legal costs we incur in documenting and closing our loan transactions, whether attributable to in-house or outside legal counsel, are charged to our clients.

      The following chart illustrates the selectivity of our loan approval process.

Company Transaction Volume

Inception to June 30, 2003

Servicing

      After a loan is approved and closed, the loan is assigned to a loan officer who enters it into our proprietary loan servicing system known as CapitalSource Asset Manager, or CAM. Each loan officer works within a specific lending group to provide tailored and highly customized servicing capabilities appropriate to that group. CapitalAnalytics also performs regularly scheduled examinations on the loan, with the frequency determined in part by the internal risk rating assigned to the loan. As with its initial diligence efforts, the costs of the regular examinations performed by CapitalAnalytics are charged to our clients.

      Each lending group has developed specific servicing and portfolio guidelines that are customized for the nuances of their particular sectors. The loan officers are generally responsible for:

•	funding the loans in accordance with the credit committee approval;

•	recording the loans into CAM;

•	ensuring that billing and collections are performed in an accurate and timely fashion;

•	ensuring that the client’s periodic compliance package is prepared in accordance with the loan covenant requirements;

•	ensuring the mathematical accuracy of all covenant requirements;

•	tracking the client’s actual performance periodically to ensure that the risk rating is appropriate;

•	preparing quarterly reviews and updates for each client;

•	collecting on past due accounts; and

•	maintaining and releasing, as appropriate, the collateral in our possession.

      As of June 30, 2003, our loan officers managed an average of 12 accounts at a time.

      Each week we hold a portfolio review meeting to review material events and information on our loans. These meetings are attended by each member of the credit committee as well as senior management of the lending group whose loans are being discussed. A portfolio review specialist and the loan officer provide an update on the client accounts for which they are responsible. Each of our loans is discussed at least monthly and there are more detailed discussions of loans that are performing below expectations.

      Additionally we undertake a more extensive quarterly re-evaluation of each loan. The extent of the review that we undertake for any particular loan is dictated by the complexity of the transaction and the consistency of the credit. Because we require more frequent examinations for asset intensive accounts, many accounts are actually examined on a quarterly basis. While the loan rating system described below identifies the relative risk for each transaction, the rating alone does not dictate the scope and/or frequency of any recurring examinations that we perform. The frequency of performing recurring examinations is determined by a number of factors, including the loan structure and type of collateral, the current financial performance of the client and the quality of the clients’ information systems.

Financing

      We depend on external financing sources to fund our operations. To date, we have employed a variety of financing arrangements including on balance sheet asset securitization transactions, commercial paper conduit credit facilities and repurchase agreements. We expect that we will continue to seek external financing sources in the future. Each of our existing financing arrangements as well as two of our proposed financing arrangements are described in more detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources”.

Non-Agented Loans

      From time to time we participate in loans originated by other lenders where we are not the agent. In these situations, we generally lend money to clients as part of a larger lending package arranged by another lender. As of June 30, 2003, approximately 8% of the aggregate outstanding balance of our loan portfolio was comprised of loans for which we are not the agent. In cases where we are not the agent for a particular loan, we are often subject to contractual arrangements that prohibit us from unilaterally taking actions to enforce or foreclose the loan. We generally may only take such actions with the agreement of other lenders holding a specified minimum aggregate percentage, generally a majority or two-thirds of the outstanding principal balance of the loans. We do not actively seek non-agented lending opportunities, but rather selectively participate in those offered to us by other lenders. In each case, we apply the same underwriting and credit standards in determining whether to participate in a co-lending arrangement as we would in evaluating whether to originate a loan ourselves.

Loan Ratings

      We have developed a comprehensive rating system and process to provide timely and accurate assessments of the credit risk inherent in each of our loans. While rating criteria vary by product, each loan rating focuses on the same three factors:

•	credit;

•	collateral; and

•	financial reporting.

      Our loan officers conduct a monthly review in which they rate each of the loans for which they are responsible. Some loans are reviewed even more frequently. Following each review process, each loan file is passed to our portfolio review specialist for an independent review, using both objective and subjective criteria. Based on this review, the portfolio review specialist then submits a recommendation to affirm or change each proposed rating to our Chief Credit Officer.

      The Chief Credit Officer reviews these recommendations and makes a final decision with respect to proposed changes. Lower rated loans receive more scrutiny by our Chief Credit Officer. Once the ratings have been finalized each month, the Chief Credit Officer publishes the ratings to all of our professional staff.

      In addition to our monthly review process, our credit committee affirms each loan rating in an intensive quarterly rating review process.

Proprietary Information Systems

      We believe that effective use of technology can streamline business functions, expedite loan turnaround time and enhance our loan servicing abilities. As of June 30, 2003, we employed 13 information systems employees, including seven network support personnel and two applications developers. In addition to widely used commercial software, we have developed two proprietary systems that we use in our daily operations:

•	DealTracker, which tracks each potential transaction from prospect identification through termination or closing; and

•	CapitalSource Asset Manager, or CAM, which tracks daily portfolio performance for our loan servicing function.

  DealTracker

      DealTracker is a proprietary, web-based tracking system used for collecting information about a potential transaction, from the time a potential client is identified until the transaction closes or is terminated. DealTracker provides detailed information on the status of each transaction, including:

•	the parameters of the deal, for example, loan type, commitment amount, rates and fees;

•	the source of the deal;

•	the identities of the CapitalSource investment officer and underwriting officer working on the deal; and

•	a checklist of items required to close the deal and the status of each listed item.

      DealTracker also provides links to key documents for each transaction, including the:

•	transaction term sheet;

•	initial client memorandum;

•	credit committee memorandum prepared by the investment officer; and

•	underwriting report prepared by CapitalAnalytics.

      DealTracker allows management to extract a wide variety of deal process metrics, such as the average time required to close a transaction once a term sheet has been presented, the most productive sources of potential transactions or information on points in the process when deals are terminated. Each time a new deal is entered into the system or a new document is linked to a deal already in the system, interested employees are notified and encouraged to comment. DealTracker encourages transparency in our transaction process by encouraging open sharing of information throughout CapitalSource.

  CapitalSource Asset Manager

      CapitalSource Asset Manager, or CAM, is a proprietary loan management and client servicing platform developed by our information technology team. CAM is used to track important information about individual borrowers and loans. Key borrower information includes the borrower’s risk rating and financial performance data in addition to general information about the borrower. For individual loans, CAM tracks data such as balances, interest rates and fees, lien position and payment status. In addition to tracking the performance of the loan portfolio, CAM generates monthly client billing statements, sends data to accounting for preparation of financial statements and aids treasury management in monitoring the terms of our borrowings.

      Designed to be flexible, CAM allows us to meet the specific needs of our business without being constrained by limitations imposed by vendor-supplied software packages that can be both limiting in design and overly complex in functionality. By using our own proprietary software platform, we protect our business from changes in a software vendors applications support, and benefit from the ability to continuously tailor the package to meet our specific needs.

      Key features of CAM include:

•	integration of all loan types, including asset-based, cash flow, term and mortgage loans, as well as letters of credit, into a single application;

•	flexibility to define loan parameters with any interest, fee and payment structure;

•	real time transaction processing;

•	interface to our in-house accounting system; and

•	use of current technology including Java and XML.

  Back-up, Redundancy and Security

      Our information technology department utilizes a number of industry standard practices to secure, protect, manage, and back-up confidential corporate data. These practices include the implementation and testing of tape back-up strategies, server recovery plans, network security reviews and redundancy. Our information technology staff uses daily, weekly and monthly checklists to help ensure that established procedures are followed.

Competition

      Our markets are highly competitive and are characterized by competitive factors that vary based upon product and geographic region. We compete with a large number of financial services companies, including:

•	specialty and commercial finance companies;

•	commercial banks;

•	private mezzanine funds;

•	insurance companies;

•	private investment funds;

•	investment banks; and

•	other equity and non-equity based investment funds.

      Some of our competitors have substantial market positions. Many of our competitors are large companies that have substantial capital, technological and marketing resources. Some of our competitors also have access to lower cost capital.

      Competition from traditional competitors continues to be impacted by the slowdown in the U.S. economy, industry consolidation, increased emphasis on liquidity and widening credit spreads, with greater dispersion of credit spreads for lower rated credits. We believe we compete based on:

•	in-depth knowledge of our clients’ industries or sectors and their business needs from information, analysis, and effective interaction between the clients’ decision-makers and our experienced professionals;

•	our breadth of product offerings and flexible approach to structuring debt financings that meet our clients’ business and timing needs; and

•	our superior client service.

Regulation

      Some aspects of our operations are subject to supervision and regulation by state and federal governmental authorities and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things:

•	regulate credit granting activities, including establishing licensing requirements in some jurisdictions;

•	establish the maximum interest rates, finance charges and other fees we may charge our clients;

•	govern secured transactions;

•	require specified information disclosures to our clients;

•	set collection, foreclosure, repossession and claims handling procedures and other trade practices;

•	regulate our clients’ insurance coverages;

•	regulate our HUD mortgage origination business;

•	prohibit discrimination in the extension of credit and administration of our loans; and

•	regulate the use and reporting of information related to a client’s credit experience.

In addition, many of the clients of the HealthCare Finance group are subject to regulation under the applicable Medicare and Medicaid programs. These regulations indirectly affect our business in several ways.

•	With limited exceptions, the law prohibits payment of amounts owed to healthcare providers under the Medicare and Medicaid programs to be directed to any entity other than actual providers. Accordingly, while we lend money that is secured by pledges of Medicare and Medicaid receivables, if we were required to invoke our rights to the pledged receivables, we would be unable to collect receivables payable under these programs directly. We would need a court order to force collection directly against these governmental payors.

•	Hospitals and nursing facilities are not assured of receiving Medicare reimbursement adequate to cover the actual costs of operating the facilities. Many states are presently considering enacting, or have already enacted, cuts to their Medicaid programs. Some of our health care clients depend on Medicare and Medicaid reimbursements, and reductions in reimbursements from these programs may have a negative impact on their ability to generate adequate revenues to satisfy their obligations to us. There are no assurances that payments from governmental payors will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement under these programs.

•	For our clients to remain eligible to receive reimbursements under the Medicare and Medicaid programs, the clients must comply with a number of operational covenants and other regulations imposed by these programs. A client’s failure to comply with these covenants and regulations may cause the client to lose its eligibility to continue to receive reimbursements under the programs, which could result in the client’s inability to make scheduled payments to us.

Employees

      As of June 30, 2003, we employed 239 people, including 216 investment and portfolio management professionals, operations professionals and legal counsel. We believe that our relations with our employees are good.

Properties

      Our headquarters are located in Chevy Chase, Maryland, a suburb of Washington, D.C., where we lease 43,552 square feet of office space under a lease that expires in May 2013. All of our lending operations are based out of this office which also houses the bulk of our technology and administrative functions. We maintain offices in California, Georgia, Illinois, Massachusetts, New York, Pennsylvania, Tennessee and Texas. We believe our leased facilities are adequate for us to conduct our business.

Legal Proceedings

      From time to time we are party to legal proceedings. We do not believe that currently any pending or threatened proceeding, if determined adversely to us, would have a material adverse effect on our business, financial condition or results of operations, including our cash flows.

MANAGEMENT

Executive Officers and Directors

      We list below our executive officers and members of our board of directors and their ages and positions.

Name	Age	Position

John K. Delaney	40	Chairman of the Board of Directors and Chief Executive Officer
Jason M. Fish	45	President and Director
Bryan M. Corsini	41	Chief Credit Officer
Thomas A. Fink	39	Chief Financial Officer
Steven A. Museles	40	Chief Legal Officer and Secretary
Dean C. Graham	37	Managing Director— Group Head HealthCare Finance
Joseph A. Kenary, Jr.	38	Managing Director— Group Head Corporate Finance
Michael C. Szwajkowski	37	Managing Director— Group Head Structured Finance
Donald F. Cole	32	Chief Information Officer
Frederick W. Eubank, II	39	Director
Andrew B. Fremder	42	Director
Tully M. Friedman	61	Director
Timothy M. Hurd	33	Director
Thomas F. Steyer	46	Director
Paul R. Wood	49	Director

      John K. Delaney, 40, a co-founder of the company, is our Chief Executive Officer and Chairman of our board. He has been the Chief Executive Officer and has served on our board since our inception in 2000. From inception until our reorganization as a corporation, Mr. Delaney served as one of our two Executive Managers. From 1993 until its sale to Heller Financial in 1999, Mr. Delaney was the co-founder, Chairman and Chief Executive Officer of HealthCare Financial Partners, Inc., a provider of commercial financing to small and medium-sized healthcare service companies. Mr. Delaney received his undergraduate degree from Columbia University and his juris doctor degree from Georgetown University Law Center.

      Jason M. Fish, 45, a co-founder of the company, is our President and a director. He has been our President and has served on our board since our inception in 2000. From inception until our reorganization as a corporation, Mr. Fish also served as one of our two Executive Managers. Prior to founding CapitalSource, Mr. Fish was employed from 1990 to 2000 by Farallon Capital Management, L.L.C., serving as a managing member from 1992 to 2000. Mr. Fish was responsible for the real estate activities of and was involved in both credit and private equity investing for Farallon Capital Management, L.L.C. and Farallon Partners, L.L.C. and their affiliates. Before joining Farallon, Mr. Fish worked at Lehman Brothers Inc., where he was a Senior Vice President responsible for its financial institution investment banking coverage on the West Coast. Mr. Fish currently serves on the board of directors of Town Sports International Inc. He received his undergraduate degree from Princeton University.

      Bryan M. Corsini, 41, has served as our Chief Credit Officer since our inception in 2000. Prior to joining CapitalSource, Mr. Corsini worked from 1986 to 2000 at Fleet Capital Corporation, a commercial finance company, as Senior Vice President, Head of Loan Administration and Senior Vice President, Underwriting Manager and, most recently, as Executive Vice-President in charge of underwriting and credit for the Northeast Division. Prior to joining Fleet Capital, he was a senior auditor for Coopers & Lybrand where he was responsible for planning, administration and audits of various public and private companies. Mr. Corsini is a certified public accountant and received his undergraduate degree from Providence College.

      Thomas A. Fink, 39, has served as our Chief Financial Officer since May 2003. Prior to joining CapitalSource, Mr. Fink worked as an independent management and finance consultant since December 2001. From 1989 until 2001, Mr. Fink held a variety of finance positions at US Airways Group, Inc. including Treasurer and, most recently, Vice President— Purchasing. Mr. Fink received his undergraduate degree from the University of Notre Dame and his masters of business administration from the University of Chicago Graduate School of Business.

      Steven A. Museles, 40, has served as our Chief Legal Officer and Secretary since inception. Prior to joining us, Mr. Museles was a partner practicing corporate and securities law at the law firm of Hogan & Hartson L.L.P., which he joined in 1993. Mr. Museles holds his undergraduate degree from the University of Virginia and his juris doctor degree from Georgetown University Law Center.

      Dean C. Graham, 37, has served as the Managing Director— Group Head of our HealthCare Finance group since 2001. Prior to joining us, Mr. Graham was employed from 1998 to 2001 at Heller Healthcare Finance and its predecessor company HealthCare Financial Partners, where he was the Senior Vice President of the Portfolio Development Group and a member of the Heller Healthcare Finance credit committee. Prior to joining HealthCare Financial Partners, Mr. Graham practiced law with the law firms of Hogan & Hartson L.L.P. and Shaw Pittman LLP. Mr. Graham holds an undergraduate degree from Harvard College, a juris doctor degree from the University of Virginia School of Law and a masters degree from the University of Cambridge.

      Joseph A. Kenary, Jr., 38, has served as the Managing Director — Group Head of our Corporate Finance group since September 2001. From our inception until September 2001, Mr. Kenary served as an investment officer in our Corporate Finance group. Prior to joining us, Mr. Kenary was employed from 1998 to 2000 at Heller HealthCare Finance and its predecessor company, HealthCare Financial Partners, most recently serving as a Vice President/Investment Officer. Before joining HealthCare Financial Partners, Mr. Kenary worked from January to November 1998 in private equity investing at Thayer Capital Partners, and from April 1995 to January 1998 at ABS Capital Partners, where he financed growth companies in the value-added manufacturing, health care, technology, and business services sectors. Mr. Kenary received his undergraduate degree from Harvard College and his masters of business administration from the Anderson School at UCLA.

      Michael C. Szwajkowski, 37, has served as the Managing Director— Group Head of our Structured Finance group since 2000. Prior to joining us, from April 1999 until October 2000, Mr. Szwajkowski served as the founder and President of Clarity Holdings, Inc., a financial services holding company which owns and operates a national bank. From 1996 until 1999, Mr. Szwajkowski was a Vice President within the Esoteric ABS Group of the Principal Transactions Group of Credit Suisse First Boston LLC, an investment banking firm. Before joining Credit Suisse First Boston LLC, he was a Vice President at Heller Financial, Inc. from 1992 until 1996. Mr. Szwajkowski received his undergraduate degree from Bowdoin College and a masters of business administration from the University of Chicago Graduate School of Business.

      Donald F. Cole, 32, has served as our Chief Information Officer since July 2003. Mr. Cole joined us in March 2001 as a loan officer, was promoted first to Control Systems Officer in 2002 and then to Director of Operations in January 2003, a position he held until assuming his current position. Prior to joining us, Mr. Cole practiced law at Covington & Burling, LLP from 2000 until 2001. Prior to joining Covington & Burling, Mr. Cole was a senior auditor at Deloitte & Touche, LLP from 1993 until 1997. Mr. Cole is a certified public accountant and earned both his undergraduate degree and his masters of business administration from the State University of New York at Buffalo and his juris doctor degree from the University of Virginia School of Law.

Non-Management Directors

      Frederick W. Eubank, II, 39, has been a member of our board since our inception in 2000. Since 1995, Mr. Eubank has been a Partner of Wachovia Capital Partners, LLC (formerly First Union Capital Partners). Prior to joining Wachovia Capital Partners, he worked in Wachovia’s Specialized Industries

Group (formerly First Union’s Specialized Industries Group). Mr. Eubank earned his undergraduate degree from The Calloway School of Business at Wake Forest University and his masters of business administration from The Fuqua School of Business at Duke University.

      Andrew B. Fremder, 42, has been a member of our board since our inception in 2000. Since February 1, 2003, Mr. Fremder has been a member and a consultant of Farallon Capital Management, L.L.C. and Farallon Partners, L.L.C. Prior to that date until February 1, 2003, he served as a managing member and Chief Financial Officer of Farallon. Also, since April 1, 2003, he has been a co-founder, President and member of the board of directors of East Bay College Fund, a private non-profit corporation. Mr. Fremder received his BBA and a Masters in Professional Accounting from the University of Texas at Austin.

      Tully M. Friedman, 61, has been a member of our board since our inception in 2000. Mr. Friedman has served as the Chairman and Chief Executive Officer of Friedman Fleischer & Lowe, a private equity firm founded in 1997. From 1984 until 1997, he co-founded and served as one of two managing general partners of Hellman & Friedman, a San Francisco-based private investment firm. Mr. Friedman currently serves as a director of The Clorox Company and Mattel, Inc. Mr. Friedman received his undergraduate degree from Stanford University and his juris doctor from Harvard Law School.

      Timothy M. Hurd, 33, has been a member of our board since our inception in 2000. Since 2000, Mr. Hurd has been a Managing Director of Madison Dearborn Partners, Inc., a Chicago-based private equity firm with approximately $8.0 billion of equity capital under management, which Mr. Hurd joined in 1996. Prior to joining Madison Dearborn Partners, Inc., Mr. Hurd was a financial analyst with Goldman, Sachs & Co. Mr. Hurd received his undergraduate degree from the University of Michigan and his masters of business administration from the Harvard Graduate School of Business Administration.

      Thomas F. Steyer, 46, has been a member of our board since our inception in 2000. Mr. Steyer has been the Senior Managing Member and acting chief investment officer of Farallon Capital Management, L.L.C. and Farallon Partners, L.L.C. since their inception in 1986. Mr. Steyer is also a managing director of Hellman & Friedman, a San Francisco-based private investment firm. Prior to founding Farallon and joining Hellman & Friedman in 1986, Mr. Steyer worked for Goldman, Sachs & Co. in the merger arbitrage department. Between college and business school, Mr. Steyer worked for two years as a financial analyst in Morgan Stanley & Co.’s mergers and acquisitions department. Mr. Steyer received his undergraduate degree from Yale University and his graduate degree from the Stanford University Graduate School of Business.

      Paul R. Wood, 49, has been a member of our board since our inception in 2000. Mr. Wood co-founded Madison Dearborn Partners, Inc. and has been a Managing Director of the firm since its inception in 1993. Prior to founding Madison Dearborn Partners, Inc., Mr. Wood served as a vice president of First Chicago Venture Capital for nine years. Previously, he worked with the venture capital unit of Continental Illinois Bank from 1978 to 1983. Mr. Wood received his undergraduate degree from the University of Illinois and his masters of business administration from the Columbia University Graduate School of Business.

Board Composition

      Prior to completion of our reorganization as a corporation before the closing of this offering, membership on the board of managers of our predecessor, CapitalSource Holdings LLC, was determined in accordance with the terms of an investors agreement delivered in August 2002 in connection with our recapitalization. Under the terms of that agreement, our largest outside investors had the right to designate a total of six managers. Each of Messrs. Steyer, Fremder, Hurd, Wood, Eubank and Friedman was designated under these provisions. When we complete this offering, the designation rights provided in the investors agreement will terminate.

      Following the reorganization, our board will be divided into three classes, as nearly equal in number as possible, in accordance with our bylaws. Each class, upon election or re-election at an annual meeting, will serve a three-year term. Our board will be divided into the following classes:

•	Messrs. Fremder, Friedman and Wood will serve as members of the class of directors whose terms expire at the 2004 annual meeting;

•	Messrs. Eubank, Fish and Hurd will serve as members of the class of directors whose terms expire at the 2005 annual meeting; and

•	Messrs. Delaney and Steyer will serve as members of the class of directors whose terms expire at the 2006 annual meeting.

Corporate Governance

      We are dedicated to establishing and maintaining high standards of corporate governance. Our executive officers and the members of our board have worked together to construct a comprehensive set of corporate governance initiatives that we believe will serve the long-term interests of our shareholders and employees. We expect that our board will identify and appoint at least two additional independent directors and fully implement our corporate governance initiatives within 90 days following this offering. As discussed in more detail below, we believe these initiatives will comply fully with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives will comply fully with the reform proposals made by The New York Stock Exchange. Following completion of this offering, our board will continue to evaluate, and improve upon as appropriate, our corporate governance principles and policies.

Principles of Corporate Governance

      Our Principles of Corporate Governance address a number of topics, including:

•	director independence and qualification standards;

•	director orientation and continuing education;

•	director compensation;

•	time requirements;

•	management succession;

•	annual board self-evaluations; and

•	financial controls and reporting.

      We have from time to time in the past made, and expect that we may from time to time in the future make, loans or invest in the equity securities of companies in which affiliates of our directors have interests. Under our Principles of Corporate Governance, our board is charged with considering these types of transactions and none is approved without the consent of all disinterested directors.

      Our Nominating and Corporate Governance Committee will review the Principles of Corporate Governance on a regular basis, and the board will review any proposed additions or amendments to the Principles of Corporate Governance. Following the closing of this offering, the Principles of Corporate Governance will be posted on our website.

Ethics Policy

      Our board and audit committee have also adopted a Code of Business Conduct and Ethics that applies to each of our directors, officers and employees. The Code sets forth our policies and expectations on a number of topics, including:

•	compliance with laws, including insider trading compliance;

•	preservation of confidential information relating to our business and that of our clients;

•	conflicts of interest;

•	reporting of illegal or unethical behavior or concerns regarding accounting or auditing practices;

•	corporate payments;

•	corporate opportunities; and

•	the protection and proper use of our assets.

      We have implemented “whistleblower” procedures by establishing formal procedures for receiving and handling complaints from employees. As discussed in the Code, we have made a telephone hotline available for reporting illegal or unethical behavior as well as questionable accounting or auditing matters and other accounting, internal accounting controls or auditing matters on a confidential, anonymous basis. Any concerns regarding accounting or auditing matters reported to this hotline will be communicated promptly to the audit committee.

      The audit committee will review the Code on a regular basis, and propose or adopt additions or amendments to the Code as appropriate. Following the closing of this offering, the Code will be posted on our website.

Committees of the Board of Directors

      The board has not yet appointed an audit committee or a nominating and corporate governance committee. The board intends to constitute these committees after it has identified and appointed two new independent directors to permit these new directors to participate in constituting and serving on such committees. Until that time, expected to be within 90 days following this offering, the full board will discharge the duties and responsibilities of these committees.

  Audit Committee

      After the board identifies and appoints two new independent directors, which is expected to occur within 90 days following this offering, the board will appoint an audit committee that will fully comply with the NYSE’s proposed audit committee independence standards to be implemented pursuant to applicable SEC regulations. A discussion of these standards is set forth below under “Independent Directors.” Until the audit committee is appointed, the full board will fulfill all duties and responsibilities required of an audit committee.

      Under the terms of its charter, once the audit committee is appointed, its primary duties and assigned roles will be to:

•	serve as an independent and objective body to monitor and assess our compliance with legal and regulatory requirements, our financial reporting processes and related internal control systems and the performance, generally, of our internal audit function;

•	oversee the audit and other services of our outside auditors and be directly responsible for the appointment, independence, qualifications, compensation and oversight of the outside auditors, who are to report directly to the audit committee;

•	provide an open avenue of communication among the outside auditors, accountants, financial and senior management, the internal auditing department, the corporate compliance department and our board; and

•	resolve any disagreements between management and the outside auditors regarding financial reporting.

      The audit committee charter also mandates that the audit committee approve all audit, audit-related, tax and other services conducted by our independent accountants.

  Compensation Committee

      Upon completion of this offering, our compensation committee will consist of Messrs. Friedman, who will serve as chairman, Hurd and Steyer. The purpose of the compensation committee is to discharge the board of directors’ responsibilities relating to compensation of our directors and executive officers, and to administer and implement our incentive compensation plans and equity-based plans. The compensation committee will also be responsible for preparing a report on executive compensation for inclusion in our proxy statement for our 2004 annual meeting.

  Nominating and Corporate Governance Committee

      As part of the full implementation of our corporate governance initiatives, within 90 days following the offering, the board intends to appoint an independent nominating and corporate governance committee. Until then, the full board will perform the functions of this committee. The primary functions of the nominating and corporate governance committee will be:

•	to identify individuals qualified to become board members and recommend to our board candidates for election or re-election to the board;

•	to consider and make recommendations to our board concerning the size and composition of our board, committee structure and makeup, and retirement and procedures affecting board members; and

•	to monitor our human resource practices, our performance in meeting our obligations of fairness in internal and external matters, and our principles of corporate governance and practices.

Independent Directors

      The NYSE’s proposed rules include a requirement that a majority of directors of NYSE-listed companies be “independent.” For a director to be “independent” under the NYSE’s proposed rules, the board of directors must affirmatively determine that the director has no material relationship with us, either directly or as a partner, shareholder, or officer of an organization that has a relationship with us. The NYSE proposed rules also expressly provide that a person cannot be an independent director until a period of five years has elapsed from the time the person, or an immediate family member of the person, has:

•	received more than $100,000 per year in direct compensation from us, other than for director or committee fees and pension or other forms of director compensation for prior service (provided such compensation is not contingent in any way on continued service);

•	been affiliated with or employed by, or, in the case of an immediate family member, employed in a professional capacity by, our present or former independent auditors;

•	been employed as an executive officer by another company where any of our present executive officers serve on such other company’s compensation committee; and

•	been employed by, or, in the case of an immediate family member, employed as an executive officer by, another company (A) that accounts for at least 2% or $1,000,000, whichever is greater, of our consolidated gross revenues or (B) for which we account for at least 2% or $1,000,000, whichever is greater, of such other company’s consolidated gross revenues.

      To further assist the board in evaluating the materiality of relationships for purposes of assessing the independence of incumbent directors and director nominees, the board has adopted objective standards as permitted by the proposed NYSE rules. The objective standards our board has adopted do not override the NYSE’s proposed rules on independence. A relationship that is not disqualifying under the NYSE standards will nevertheless be further evaluated against our objective standards in determining a director’s independence. Our objective standards provide that a director who served or has served as an employee, officer, director or trustee of a charitable organization for which our contributions, excluding matching employer contributions, do not exceed 2% of that organization’s annual charitable receipts may be considered independent by the board. In addition, the objective standards provide that lending and investment transactions between us and any entity for which a director (or an immediate family member of the director) is an officer, director, member, partner, or 5% or more owner, any direct or indirect subsidiary of such entity, or any other entity in which such related entity possesses a 10% or greater equity or voting interest or otherwise controls such other entity will be deemed by the board not to be material if:

•	such transaction was made in the ordinary course of business and on substantially the same terms as those for comparable transactions with our unrelated clients;

•	with respect to extensions of credit, followed credit underwriting procedures that were not less stringent than those for comparable transactions with our unrelated clients;

•	the maximum amount of funds proposed to be committed does not exceed 2% of our total consolidated assets; and

•	taken together with all loans made to, or investments made in, entities in which the related entity possesses a 10% or greater equity or voting interest or otherwise controls such other entity, the aggregate amount of funds loaned to, or invested in, such entities does not exceed 5% of our total consolidated assets.

      Finally, other business relationships between us and one of our directors (or an immediate family member of the director), any entity which the director can be found to control directly or indirectly, or any other entity in which such related entity possesses a 10% or greater equity or voting interest or otherwise controls such other entity made in the ordinary course of business and on substantially the same terms as those for comparable transactions with our unrelated clients will be deemed by the board not to be material.

      The board of directors has determined that five of the board’s six current non-management members, a majority of the board, are “independent” directors for the purposes of the NYSE’s proposed rules. Mr. Eubank was determined not to qualify as an independent director as a result of his positions with Wachovia Capital Partners and Wachovia Corporation, an affiliate of which has been one of our primary lenders since our inception.

      Consistent with the NYSE’s proposed rules, the Principles of Corporate Governance call for the non-management directors to meet in regularly scheduled executive sessions without management. The non-management directors will select a representative to serve as the presiding director at the executive sessions. After closing of this offering, the board will select one of its non-management members to serve as the presiding director at any executive sessions held in the remainder of 2003 and 2004. The presiding director will also preside at meetings of the full board if the chairman is not present and will take a lead role, in conjunction with the chairman, in the board’s self-evaluation process. Interested parties may communicate their concerns directly with either the presiding director or the non-management directors as a group by writing to either the presiding director or the non-management directors, c/o CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, Maryland 20815, Attention: Chief Legal Officer.

      The NYSE’s proposed rules, as well as recently adopted SEC rules, impose additional independence requirements for all members of the audit committee. The NYSE’s proposed rules add to the “independence” requirement for audit committee membership the requirement that director’s fees are the only compensation an audit committee member may receive from us. In addition, the rules recently adopted by the SEC for determining whether an audit committee member is “independent” set forth two basic criteria. First, audit committee members would be barred from accepting— directly or indirectly— any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee. The SEC indicated that payments for services to law firms, accounting firms, consulting firms, investment banks or similar entities in which audit committee members are partners or hold similar positions are the kinds of compensatory payments that were intended to be precluded. The second basic criterion for determining independence provides that a member of an audit committee of a company may not be an affiliated person of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee. For this purpose, designees of affiliated persons are also disqualified.

EXECUTIVE COMPENSATION

Summary Compensation

      The following table sets forth the total compensation paid or accrued during the year ended December 31, 2002 for John K. Delaney, our Chief Executive Officer, and each of our five other most highly compensated executive officers whose combined salary and bonus exceeded $100,000 during the periods noted below for services rendered to us in all capacities. In this prospectus we may refer to these officers, together with the Chief Executive Officer, as our “named executive officers.”

					Long-Term
					Compensation
		Annual Compensation			Awards

					Securities
Name and Principal				Other Annual	Underlying	All Other
Position	Year	Salary ($)	Bonus ($)	Compensation ($)	Options (#)	Compensation ($)(1)

John K. Delaney	2002	400,000	1,000,000	—	—	4,400
Chief Executive Officer
Jason M. Fish	2002	400,000	1,000,000	—	—	5,200
President
Bryan M. Corsini	2002	300,000	425,000	64,585 (2)	75,000
Chief Credit Officer
Dean C. Graham	2002	300,000	325,000	—	—
Managing Director— HealthCare Finance
Joseph A. Kenary, Jr.	2002	300,000	325,000	—	—
Managing Director— Corporate Finance
Michael C. Szwajkowski	2002	300,000	290,000	—	—
Managing Director— Structured Finance

(1)	Includes amounts paid by CapitalSource for annual premiums for life insurance policies for John K. Delaney in the amount of $4,400 and Jason M. Fish in the amount of $5,200 for 2002.

(2)	Represents personal housing and relocation expense allowances paid to Mr. Corsini in connection with his relocation from Hopkinton, Massachusetts to our headquarters in 2002.

Option Grants in Last Fiscal Year

      The following table sets forth information concerning the stock option grants made to Mr. Corsini, who was the only named executive officer to receive an option grant in the fiscal year ended December 31, 2002. The exercise price per share for the options was equal to the fair market value of the common stock as of the grant date as determined by our board of directors. The options granted to Mr. Corsini in 2002 vested 20% on the date on which they were granted and will vest 20% on each anniversary of the grant date as long as he continues to serve as one of our employees. The options expire on the tenth anniversary of the grant date. Potential realizable value is calculated net of exercise prices and before taxes based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the option term. The potential realizable value is calculated based on the requirements of the SEC and does not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock and the date on which the options are exercised. We have prepared this table as if our reorganization as a “C” corporation had already occurred at the time that the option grants were made.

Potential Realizable
Value at Assumed
Annual Rate of Stock
Price Appreciation
	Individual Grants				For Option Term

Percent of
Total Options
	Number of Securities	Granted	Exercise
	Underlying Options	to Employees	Price per	Expiration
Name	Granted (#)	in 2002	Share	Date	5% ($)	10% ($)

Bryan M. Corsini	75,000	7.9%	$8.52	12/19/2012	$1,040,864	$1,657,401

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      The following table sets forth information regarding exercisable and unexercisable stock options held as of December 31, 2002 by each of the named executive officers. The value of unexercised in-the-money option represents the total gain which would be realized if all in-the-money options held at December 31, 2002 were exercised, determined by multiplying the number of shares underlying the options by the difference between the per share fair market value of our shares as of December 31, 2002, as determined by our board, and the per share option exercise price. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option. We have prepared this table as if our reorganization as a “C” corporation had already occurred at the time that the option grants were made.

					Number of Securities	Value of Unexercised
					Underlying Unexercised	In-The-Money Options
	Shares Acquired		Value		Options as of December 31, 2002 (#)	as of December 31, 2002 ($)
Name	on Exercise (#)		Realized ($)		Exercisable/Unexercisable	Exercisable/Unexercisable

John K. Delaney (1)	—		—		—	—
Jason M. Fish (1)	—		—		—	—
Bryan M. Corsini	120,000	(2)	$0	(3)	15,000/60,000	$7,200/$28,800
Dean C. Graham	175,000	(2)	$0	(3)	—	—
Joseph A. Kenary, Jr.	145,000	(2)	$0	(3)	—	—
Michael C. Szwajkowski	145,000	(2)	$155,150	(3)	—	—

(1)	Under the terms of the operating agreement of our predecessor and our equity incentive plan, neither Mr. Delaney nor Mr. Fish, nor any members of their immediate families not employed by CapitalSource were eligible to be granted options.

(2)	In accordance with the terms of our equity incentive plan as then in effect and the individual option agreements evidencing their grants, each of these named executive officers availed himself of the right to exercise his option grant to purchase 100% of the underlying shares at any time following the grant. The exercise price per share of each option exercised was $1.50, which was the fair market value of a share on the grant date. Under the terms of the equity incentive plan, the shares acquired under these options become free from forfeiture restrictions as to 20% of the shares on the date of grant and an additional 20% of the shares on each of the next four anniversaries of the grant date. Payment of the aggregate exercise price was made by each executive officer in the form of a full recourse note, bearing interest at the rate of 5.25% per annum. The notes, which are grandfathered from the loan prohibitions of the Sarbanes-Oxley Act of 2002 because they were in existence as of July 30, 2002, become due and payable on the earlier of the date the executive officer ceases employment with CapitalSource or the fifth anniversary of the date made. We will not make further loans to executive officers or modifications to existing loans that would violate the provisions of Sarbanes-Oxley.

(3)	The value realized is the difference between the fair market value of the shares on the exercise date, as determined by our board, and the exercise price of the shares.

Employment Agreements

      We have entered into employment agreements with Messrs. Delaney, Fish and Corsini.

      The employment agreements that we entered into with each of Messrs. Delaney and Fish are substantially similar to each other. Each agreement provides for a term expiring on June 28, 2005 and automatically renews for successive one-year terms unless either party to the agreement provides 90 days’ notice to the other party that they do not wish to renew the agreement. During the term of the agreement, each executive is paid a base salary of $400,000 which is subject to review by our board at least annually. During the term of the agreement, the employment of either of Messrs. Delaney or Fish may only be terminated upon the occurrence of any of the following:

•	mutual agreement of the executive and us;

•	resignation of the executive;

•	death of the executive; or

•	our termination of the executive for “cause.”

      In each agreement, “cause” is defined as:

•	a conviction of or plea of nolo contendere to a felony (other than a traffic violation) or the commission of any other crime involving dishonesty, disloyalty or fraud with respect to CapitalSource;

•	repeatedly reporting to work under the influence of alcohol to the extent that he is unable to perform his duties or other repeated conduct bringing CapitalSource into disgrace or disrepute;

•	using illegal drugs;

•	substantial, intentional and repeated failures to perform the legal and ethical directives of the board of directors;

•	gross negligence or intentional misconduct with respect to CapitalSource;

•	intentional and material breach of his employment agreement;

•	becoming subject to a disability that prevents him from reasonably performing his duties for a period of time; or

•	failure of CapitalSource to meet specified financial covenants.

      If the executive’s employment is terminated with his consent or otherwise pursuant to the terms of the agreement, he will not be entitled to any further compensation from us other than any salary that has accrued, but not been paid, prior to the date of the executive’s termination.

      The employment agreements contain non-compete and non-solicitation provisions. In each case, the executive has agreed that through the end of the applicable period (generally the later of 18 months after termination of his employment or 18 months after the end of the period that the executive is being paid base salary under the employment agreement), the executive will not in the United States except on our behalf or with our prior written consent, own any interest in, participate in the ownership or management of, or be compensated by, or consult for any competing business, or engage in or provide any services to any competing business. A competing business is generally defined as any business engaged in our business, including, without limitation, any broad-based commercial finance business. However, the executive is not prohibited from owning a five percent or less interest in a publicly-traded competing business, and following the executive’s termination of employment a competing business does not include any business if at least 67% of the aggregate asset value of the business consists of loans to and investments in companies in the real estate industry.

      In addition, the executive has agreed that through the end of the applicable period (generally the later of 18 months after termination of his employment or 18 months after the end of the period that the executive is being paid base salary under the employment agreement), the executive will not, either directly or indirectly, on his own behalf or in the service or on behalf of others, solicit, divert or hire, or attempt to solicit, divert or hire, any person who is our full-time employee or an employee of one of our subsidiaries. The executive has further agreed that through the applicable period he will not hire any full-time employee for his business unless the employee’s employment with us and our subsidiaries has been terminated for at least six months.

      Mr. Corsini’s employment agreement provides for a term expiring on January 1, 2005 and automatically adds additional one-year terms beginning on the second anniversary of his employment unless either party to the agreement provides 30 days’ notice to the other party that they do not wish to renew the agreement. During the term of the agreement, Mr. Corsini is paid a base salary, $309,000 for 2003, which we are required to raise by at least 3% per annum. He is also eligible for an annual bonus.

      Mr. Corsini is entitled to rights if we consummate specified sale or merger transactions that result in a change in the ownership of CapitalSource or of all or substantially all of CapitalSource’s assets. We refer to such a transaction as a “change of control.” Following the occurrence of a change of control, we (or our successor) are required to pay Mr. Corsini a bonus equal to at least 50% of his then current annual salary. In a change of control, the agreement also requires us to make a payment to Mr. Corsini equal to $5,000,000 less the aggregate amount of:

•	any special payments we make to Mr. Corsini during the term of his employment; plus

•	any profit realized by Mr. Corsini on the sale of any of his equity interests in CapitalSource whether as part, or in advance, of the change of control transaction.

      We are also obligated to require any successor to CapitalSource by way of a change of control transaction, to assume all of our obligations to make payments owed to Mr. Corsini in connection with the change of control. Furthermore, if, at the time of a change of control, the remaining term of Mr. Corsini’s agreement is for a period of less than 12 months, Mr. Corsini may, at his sole option, extend the term of the agreement for an additional 12-month period commencing on the day of the change of control transaction.

      During the term of the agreement, Mr. Corsini’s employment may only be terminated upon the occurrence of any of the following:

•	his resignation with or without “good reason;”

•	his death;

•	an illness, physical or mental disability or other similar incapacity that renders him substantially unable to perform his material duties for a period of three consecutive months or six months in a twelve-month period; or

•	by us, with or without “cause.”

      “Cause” is defined as:

•	a conviction of or plea of nolo contendere to a felony or a crime involving moral turpitude (other than a traffic violation not involving a period of incarceration of more than 24 hours) or the willful commission of any other act or omission involving dishonesty or fraud with respect to, and materially adversely affecting the business affairs of CapitalSource or any of our clients or suppliers;

•	conduct tending to bring CapitalSource into substantial public disgrace or disrepute that causes substantial and material injury to our business and operations;

•	substantial and repeated failure to perform duties of his office as reasonably directed by us and the failure to cure such failures upon written notice; or

•	gross negligence or willful misconduct with respect to CapitalSource that causes substantial and material harm to our business and operations.

      Under the agreement, Mr. Corsini has “good reason” to terminate the agreement and resign if we:

•	materially breach the agreement and do not correct such breach following a notice and cure period;

•	materially reduce his duties or position without his consent;

•	require him to relocate more than 25 miles away from our headquarters in Chevy Chase, Maryland;

•	reduce his base salary; or

•	fail to require our successor to assume obligations under the agreement.

      If Mr. Corsini dies during the term of his employment, we are required to pay his estate an amount equal to one year of his then current base salary. If Mr. Corsini’s employment is terminated as the result of a disability, we are required to pay his base salary only through the date of his termination. If we terminate Mr. Corsini “for cause” or if he terminates his employment without “good reason,” we are required to pay his base salary only through the date of termination.

      If we terminate Mr. Corsini without cause or if he terminates his employment with “good reason” we are required to pay him his salary through the date of termination, his pro rata bonus through the date of termination, his salary for a period of 12 months following the termination date and his bonus for the 12-month period following the date of his termination. Under these circumstances, the bonus payable to Mr. Corsini would be based on his average bonus for the two years preceding his termination.

      Mr. Corsini’s employment agreement contains non-compete and non-solicitation provisions. Mr. Corsini has agreed that through the period ending 12 months after the earlier of the expiration of his employment period, including any renewal terms, or the termination of his employment, he will not in the United States except on our behalf, directly or indirectly, engage in, render any services for any entity engaged in, or become interested, in any capacity or relationship, in any entity engaged in any competitive activity. Competitive activity is defined as any activity consisting of or involving the type of business conducted by Mr. Corsini on our behalf. However, Mr. Corsini is not prohibited from owning less than five percent of any class of publicly traded securities of any entity engaged in a competitive activity provided that Mr. Corsini is not a controlling person of the entity or a member of a group which controls the entity.

      In addition, Mr. Corsini has agreed that through the period ending 12 months after the earlier of the expiration of his employment period, including any renewal terms, or the termination of his employment, he will not, other than on our behalf or with our prior written consent, directly or indirectly:

•	interfere with, disrupt or attempt to interfere with or disrupt any present or prospective relationships with our or our affiliates’ licensors, licensees and employees or those of our clients, customers and suppliers;

•	solicit or hire any of our or our affiliates’ employees, agents, consultants or advisors or solicit or hire any of our or our affiliates’ former officers or employees until 12 months after the termination of such former officer’s or employee’s employment by us or our affiliate; or

•	solicit or accept the business of any of our or our affiliates’ customers or clients with respect to products or services the same or similar to those previously supplied to such customer or client by us or our affiliate.

Compensation of Independent Directors

      During the time we operated as a limited liability company, none of our directors received any compensation for serving on our board of managers or any of its committees. Following the consummation of this offering, directors of CapitalSource who are also employees of CapitalSource will not receive any additional compensation for serving on the board of directors or any of its committees.

      Non-employee directors will each receive an annual fee of $7,500 for service on the board of directors. In addition, each non-employee director will be paid $1,000 for each board of directors meeting they attend. Each non-employee director will also receive an option to purchase 15,000 shares of our common stock upon the later to occur of their initial appointment or election to our board of directors or the consummation of this offering and, on an annual basis, each non-employee director will receive an additional option to purchase 1,000 shares of common stock. The per share exercise price of all of the options granted to our non-employee directors will be equal to the fair market value per share on the date the option is granted.

      Non-employee directors who serve on our audit or other committees will receive cash compensation in addition to the compensation they receive for service on our board of directors. All members of our audit committee, other than the chairperson, will receive $20,000 per year for service on the committee. The chairperson will receive $30,000 per year. All audit committee members will also receive an additional $2,000 for each audit committee meeting they attend.

      All members of any other committee of our board of directors, other than the chairperson of a committee, will receive $5,000 per year for each committee on which they serve. The chairperson of each other committee will receive $7,500 per year. All other committee members will also receive an additional $1,000 for each committee meeting they attend.

Employee Plans

Second Amended and Restated Equity Incentive Plan

      A description of the provisions of our Second Amended and Restated Equity Incentive Plan is set forth below. In this summary the Second Amended and Restated Equity Incentive Plan is referred to as the equity incentive plan. This summary is qualified in its entirety by the detailed provisions of the equity incentive plan. You may refer to the exhibits that are a part of the registration statement of which this prospectus is part for a copy of the equity incentive plan.

      The board and the members of our predecessor approved the equity incentive plan on November 7, 2000. The equity incentive plan was subsequently amended and restated by the board of managers of our predecessor on August 30, 2002 with approval by the members of our predecessor on the same date. Effective as of the closing of this offering, the equity incentive plan again will be amended and restated with the approval of our board of directors and shareholders. Awards made under the equity incentive plan prior to its amendment and restatement are subject to the terms of the unamended equity incentive plan. The material changes made to the equity incentive plan in connection with this offering included adjustments to the plan terms to account for:

•	our reorganization as a “C” corporation;

•	an increase in the number of reserved shares; and

•	the inclusion of individual limits on the number of shares that may be awarded under the plan and the addition of new types of awards consisting of stock units, dividend equivalent rights and unrestricted stock and performance and annual incentive awards.

      The purpose of the equity incentive plan is to provide incentives to our employees, non-employee directors and other service providers to stimulate their efforts toward our continued success and long-term growth and our profitability and to attract, reward and retain key personnel.

      At June 30, 2003, there were 4,000,000 shares of common stock reserved for issuance under the equity incentive plan and options with respect to 1,647,950 shares of common stock were outstanding under the equity incentive plan. There were 103,750 shares of restricted stock outstanding as of June 30, 2003. Effective as of the closing of this offering, we are increasing the number of shares of common stock available for issuance under the equity incentive plan to 20,000,000, which we anticipate will be sufficient for use in grants over the next four to five years. No more than 7,000,000 of the shares reserved for issuance under the equity incentive plan may be granted pursuant to awards other than options.

      The equity incentive plan contains certain individual limits on the maximum amount that can be paid in cash under the plan and on the maximum number of shares of common stock that may be issued under the plan in a calendar year. The limits on the number of shares issuable under the plan, which are described in the following paragraph, become effective at the expiration of a grace period which expires on the earlier to occur of:

•	the first shareholders meeting at which directors are to be elected held after the close of the third calendar year following the calendar year in which this offering occurs; or

•	the time at which the equity incentive plan is materially amended.

      The maximum number of shares subject to options, stock appreciation rights or time-vested restricted stock that can be issued under the equity incentive plan to any person is 2,000,000 shares in any three consecutive calendar years. The maximum number of shares that can be issued under the equity incentive plan to any person, other than pursuant to an option, stock appreciation rights or time-vested restricted stock is 1,000,000 shares in any three consecutive calendar years. The maximum amount that may be earned as an annual incentive award or other cash award in any fiscal year by any one person is $5,000,000 and the maximum amount that may be earned as a performance award or other cash award in respect of a performance period by any one person is $5,000,000.

      Administration. Upon closing of this offering, the equity incentive plan will be administered by the compensation committee of our board of directors. Subject to the terms of the equity incentive plan, the compensation committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the equity incentive plan.

      Source of Shares. The common stock issued or to be issued under the equity incentive plan consists of authorized but unissued shares and treasury shares. If any shares covered by an award are not purchased or are forfeited, if an award is settled in cash or if an award otherwise terminates without delivery of any common stock, then the number of shares of common stock counted against the aggregate number of shares available under the plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards under the equity incentive plan, but will be deducted from the maximum individual limits described above with respect to an option or award that terminates in its year of grant.

      If the option price, a withholding obligation or any other payment is satisfied by tendering shares or by withholding shares, only the number of shares issued net of the shares tendered or withheld will be deemed delivered for purpose of determining the maximum number of shares available for delivery under the equity incentive plan.

      Eligibility. Awards may be made under the equity incentive plan to our or our affiliates’ employees, outside directors and consultants and to any other individual whose participation in the equity incentive plan is determined to be in our best interests by our board of directors.

      Amendment or Termination of the Plan. While our board of directors may terminate or amend the equity incentive plan at any time, no amendment may adversely impair the rights of grantees with respect to outstanding awards. In addition, an amendment will be contingent on approval of our shareholders to the extent required by law or if the amendment would materially increase the benefits accruing to participants under the equity incentive plan, materially increase the aggregate number of shares of stock that may be issued under the equity incentive plan, or materially modify the requirements as to eligibility for participation in the equity incentive plan. Unless terminated earlier, the equity incentive plan will terminate in 2013, but will continue to govern unexpired awards. Amendments will be submitted for shareholder approval to the extent required by the Internal Revenue Code, the rules of the NYSE or other applicable laws.

      Options. The equity incentive plan permits the granting of options to purchase shares of common stock intended to qualify as incentive stock options under the Internal Revenue Code, referred to as incentive stock options, and stock options that do not qualify as incentive stock options, referred to as non-qualified stock options.

      The exercise price of each stock option may not be less than 100% of the fair market value of our common stock on the date of grant. If we were to grant incentive stock options to any 10% shareholder, the exercise price may not be less than 110% of the fair market value of our common stock on the date of grant. We may grant options in substitution for options held by employees of companies that we may acquire. In this case, the exercise price would be adjusted to preserve the economic value of the employee’s stock option from his or her former employer. Such options granted in substitution shall not count against the shares available for issuance under the equity incentive plan.

      The term of each stock option is fixed by the compensation committee and may not exceed 10 years from the date of grant. The compensation committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The exercisability of options may be accelerated by the compensation committee. The exercise price of an option may not be amended or modified after the grant of the option, and an option may not be surrendered in consideration of or exchanged for a grant of a new option having an exercise price below that of the option which was surrendered or exchanged.

      In general, an optionee may pay the exercise price of an option by cash, certified check, by tendering shares of our common stock (which if acquired from us have been held by the optionee for at least six months) or by means of a broker-assisted cashless exercise.

      Stock options granted under the equity incentive plan may not be sold, transferred, pledged, or assigned other than by will or under applicable laws of descent and distribution. However, we may permit limited transfers of non-qualified options for the benefit of immediate family members of grantees to help with estate planning concerns.

      Other Awards. The compensation committee may also award under the equity incentive plan:

•	shares of common stock subject to restrictions;

•	common stock units, which are the conditional right to receive a share of stock in the future, subject to restrictions and to a risk of forfeiture;

•	unrestricted shares of common stock, which are shares of common stock issued at no cost or for a purchase price determined by the compensation committee which are free from any restrictions under the equity incentive plan;

•	dividend equivalent rights entitling the grantee to receive credits for dividends that would be paid if the grantee had held a specified number of shares of common stock;

•	a right to receive a number of shares or, in the discretion of the compensation committee, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a stated period specified by the compensation committee; and

•	performance and annual incentive awards, ultimately payable in stock or cash, as determined by the compensation committee. The compensation committee may grant multi-year and annual incentive awards subject to achievement of specified performance goals tied to business criteria described below.

      Section 162(m) of the Internal Revenue Code limits publicly held companies to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to their Chief Executive Officer and the four highest compensated executive officers (other than the Chief Executive Officer) determined at the end of each year (referred to as covered employees). However, performance-based compensation is excluded from this limitation. Although the equity incentive plan is currently not subject to Section 162(m) with regard to stock-based awards such as options and restricted stock because Section 162(m) provides for a grace period for such awards following an initial public offering, the equity incentive plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) at such time as the equity incentive plan becomes subject to Section 162(m).

      Business Criteria. The compensation committee will use one or more of the following business criteria, on a consolidated basis, and/or with respect to specified subsidiaries or lending groups (except with respect to the total shareholder return and earnings per share criteria), in establishing performance goals for awards intended to comply with Section 162(m) of the Internal Revenue Code granted to covered employees:

•	total shareholder return;

•	total shareholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor’s 500 Stock Index;

•	net income;

•	book value;

•	pretax earnings;

•	earnings before interest expense and taxes;

•	earnings before interest, taxes, depreciation and amortization;

•	pretax operating earnings after interest expense and before bonuses, service fees and extraordinary or special items;

•	operating margin;

•	earnings per share;

•	return on equity;

•	return on capital;

•	return on assets;

•	return on investment;

•	operating earnings;

•	working capital;

•	ratio of debt to shareholders’ equity; and

•	revenue.

      Effect of Extraordinary Corporate Transactions. In general, options granted under the equity incentive plan will be fully vested in the event of the optionee’s “involuntary termination” without “cause,” which includes a termination for good reason by the optionee, within a one-year period following a “change of control,” as such terms are defined in the equity incentive plan and associated option award agreements.

      Adjustments for Stock Dividends and Similar Events. The compensation committee will make appropriate adjustments in outstanding awards and the number of shares available for issuance under the equity incentive plan, including the individual limitations on awards, to reflect common stock dividends, stock splits, spin-offs and other similar events.

  Employee Stock Purchase Plan

      The following is a summary description of our Employee Stock Purchase Plan, which we intend to implement effective with the closing of this offering. You may refer to the exhibits that are part of the registration statement of which this prospectus is a part for a copy of the Employee Stock Purchase Plan.

      The purpose of the Employee Stock Purchase Plan is to permit eligible employees to purchase shares of our common stock at a discount of up to 15% from the lower of the price of our common stock on the first or last trading day of the offering period, except that the purchase price for the first offering period will be equal to the lesser of 100% of the initial public offering price of the common stock and 85% of the fair market value of our common stock on the last day of the purchase period. The Employee Stock Purchase Plan is administered by the compensation committee of the board of directors. All of our employees whose customary employment is more than 20 hours per week and for more than five months in any calendar year will be eligible to participate in this plan, provided that any employee who would own five percent or more of the total combined voting power or value of our common stock immediately after any grant is not eligible to participate. For the first offering period, eligible employees will be automatically enrolled in the Employee Stock Purchase Plan prior to the commencement of the offering period. Immediately after the first offering period commences, participants will be able to elect to continue their participation in the Employee Stock Purchase Plan through payroll deductions or withdraw from participation in the plan.

      We intend to reserve 2,000,000 shares of common stock for issuance under the Employee Stock Purchase Plan. We also intend that the Employee Stock Purchase Plan meet the requirements for an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. We expect that the first offering period under the Employee Stock Purchase Plan will commence with the initial public offering and end on the last day of the year.

  401(k) Plan

      We sponsor the CapitalSource Finance LLC 401(k) Plan, referred to as the 401(k) Plan, a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code. All employees who are at least 21 years old are eligible to participate. Participants may make pre-tax contributions to the 401(k) Plan of up to 25% of their eligible earnings, subject to a statutorily prescribed annual limit. We do not currently make matching contributions to the 401(k) Plan. Each participant is fully vested in his or her contributions. Contributions by the participants or by us to the 401(k) Plan, and the income earned on such contributions, are generally not taxable to the participants until withdrawn. Contributions by us, if any, are generally deductible by us when made. All contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following tables set forth information known to us regarding beneficial ownership of our common stock as of June 30, 2003, and as adjusted to reflect the sale of the shares of common stock offered by this prospectus, by:

•	each person known by us to be the beneficial owner of more than 5% of our common stock;

•	each of the selling shareholders;

•	each named executive officer;

•	each of our directors; and

•	all of our executive officers and directors as a group.

      Unless otherwise noted below, and subject to applicable community property laws, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned, except to the extent authority is shared by spouses under applicable law and except as set forth in the footnotes to the table.

      The number of shares beneficially owned by each shareholder is determined under rules promulgated by the SEC and assumes the underwriters do not exercise their over-allotment option. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group which may be exercised within 60 days after June 30, 2003. For purposes of calculating each person’s or group’s percentage ownership, stock options exercisable within 60 days after June 30, 2003 are included for that person or group but not the stock options of any other person or group.

      The percentage of shares beneficially owned before this offering is based on 99,396,050 outstanding shares of our common stock as of June 30, 2003. The percentage of shares beneficially owned after this offering is based on 115,396,050 shares of our common stock outstanding as of June 30, 2003, assuming the sale of 16,000,000 shares of our common stock in this offering by us, the sale of 5,300,000 shares of our common stock by the selling shareholders and no exercise of the underwriters’ over-allotment option.

					Percentage of
	Number of Shares	Percentage of		Number of Shares	Outstanding
	Beneficially Owned	Outstanding Common	Number of Shares	Beneficially Owned	Common Stock
	Prior to the	Stock Before the	Common Stock	Following the	Following the
Beneficial Owner(1)	Offering	Offering	Offered Hereby	Offering	Offering

Farallon Capital Management, L.L.C.(2)	20,487,803	20.6%	1,376,871	19,110,932	16.6%
Farallon Partners, L.L.C.(3)	11,474,448	11.5%	771,134	10,703,314	9.3%
Andrew B. Fremder(2)(3)(4)	31,962,251	32.2%	2,148,005	29,814,246	25.8%
Thomas F. Steyer(2)(3)(5)	31,962,251	32.2%	2,148,005	29,814,246	25.8%
Madison Dearborn Partners Inc.(6)	18,329,531	18.4%	1,231,826	17,097,705	14.8%
Timothy M. Hurd(6)(7)	18,329,531	18.4%	1,231,826	17,097,705	14.8%
Paul R. Wood(6)(7)	18,329,531	18.4%	1,231,826	17,097,705	14.8%
John K. Delaney(8)	8,822,664	8.9%	—	8,822,664	7.6%
Jason M. Fish(9)	7,847,121	7.9%	—	7,847,121	6.8%
Highfields Capital Management LP(10)	7,331,813	7.4%	492,731	6,839,082	5.9%
Wachovia Capital Partners, LLC(11)	7,331,812	7.4%	492,730	6,839,082	5.9%
OZ Management, L.L.C.(12)	5,865,450	5.9%	394,184	5,471,266	4.7%
Friedman, Fleischer & Lowe CPS, LLC(13)	3,665,906	3.7%	246,365	3,419,541	3.0%
Tully M. Friedman(14)	3,665,906	3.7%	246,365	3,419,541	3.0%
KBRWJ Investors, LP(15)	1,466,362	1.5%	98,546	1,367,816	1.2%
Rosewood Capital IV, L.P.(16)	1,078,413	1.1%	72,474	1,005,939	*
The Pisces Fund(17)	733,181	*	49,273	683,908	*
Rosewood Capital III, L.P.(18)	387,949	*	26,072	361,877	*

					Percentage of
	Number of Shares	Percentage of		Number of Shares	Outstanding
	Beneficially Owned	Outstanding Common	Number of Shares	Beneficially Owned	Common Stock
	Prior to the	Stock Before the	Common Stock	Following the	Following the
Beneficial Owner(1)	Offering	Offering	Offered Hereby	Offering	Offering

Crown SFO Associates LLC(19)	366,591	*	24,637	341,954	*
Dean C. Graham	225,000	*	—	225,000	*
Joseph A. Kenary, Jr.	225,000	*	—	225,000	*
Michael C. Szwajkowski(20)	225,000	*	—	225,000	*
Francis A. Martin, III(21)	219,954	*	14,781	205,173	*
Bryan M. Corsini(22)	215,000	*	—	215,000	*
Creative Information Systems(23)	85,818	*	4,927	80,891	*
Randolph Street Partners II(24)	51,323	*	3,449	47,874	*
Frederick W. Eubank, II(25)	—
All Executive Officers and Directors as a Group (15 persons)(26)	71,563,473	72.0%	3,626,196	67,937,277	58.8%

*	Less than 1% of the outstanding shares of common stock.

(1)	Unless otherwise indicated in the footnotes, the address of each of the beneficial owners identified is 4445 Willard Avenue, 12th Floor, Chevy Chase, MD 20815.

(2)	All of such shares are directly held by Farallon CS Institutional Finance II, L.P. (“CS LP”). Farallon CS Institutional Finance, L.L.C. (“CS LLC”), as the general partner to CS LP, may, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to own beneficially the shares held by CS LP. Farallon Capital Management, L.L.C. (“FCM”), as manager of CS LLC, may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to own beneficially the shares held by CS LP. As managing members of FCM, David I. Cohen, Chun R. Ding, Joseph F. Downes, William F. Duhamel, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Derek C. Schrier, and Mark C. Wehrly and, as Senior Managing Member of FCM, Thomas F. Steyer, may each, for purposes of Rule 13d-3 under the Exchange Act, be deemed to own beneficially the shares owned by CS LP. CS LLC, FCM, each of its managing members and its Senior Managing Member disclaim any beneficial ownership of such shares. All of the above-mentioned entities and persons and Andrew B. Fremder disclaim group attribution. The address for the Farallon entities, the managing members and the Senior Managing Member is c/ o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, CA 94111.

(3)	Includes (i) 10,355,769 shares directly held by Farallon Capital Partners, L.P. (“FCP”) and 1,118,679 shares directly held by RR Capital Partners, L.P., (“RR” and together with FCP, the “Farallon Partnerships”) prior to the offering, (ii) 695,954 shares directly offered by FCP hereby and 75,180 shares directly offered by RR hereby and (iii) 9,659,815 shares to be directly held by FCP following the offering and 1,043,499 shares to be directly held by RR following the offering. Farallon Partners, L.L.C. (“FP”), as the general partner to the Farallon Partnerships, may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to own beneficially the shares held by the Farallon Partnerships. As managing members of FP, David I. Cohen, Chun R. Ding, Joseph F. Downes, William F. Duhamel, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Derek C. Schrier, and Mark C. Wehrly and, as Senior Managing Member of FP, Thomas F. Steyer, may each, for purposes of Rule 13d-3 under the Exchange Act, be deemed to own beneficially the shares owned by the Farallon Partnerships. FP, each of its managing members and its Senior Managing Member disclaim any beneficial ownership of such shares. All of the above-mentioned entities and persons and Andrew B. Fremder disclaim group attribution. The address for the Farallon entities, the managing members and the Senior Managing Member is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, CA 94111.

(4)	All of such shares attributed to Andrew B. Fremder are owned directly either by CS LP as reported in Footnote 2 above or by the Farallon Partnerships as reported in Footnote 3 above. Pursuant to

Limited Powers of Attorney, dated as of February 1, 2003, Mr. Fremder was granted limited powers of attorney to act for each of Farallon Capital Management, L.L.C. and Farallon Partners, L.L.C. (together with Farallon Capital Management, L.L.C., the “Farallon Managers”) with regard to the Farallon Managers’ affiliates’ investments in CapitalSource. However, such powers of attorney may only be exercised by Mr. Fremder jointly with any one of the managing members or the Senior Managing Member of the Farallon Managers. As a result of such restriction, Mr. Fremder does not by himself have the power to vote, or direct the voting of, the shares owned by the Farallon Managers’ affiliates nor does Mr. Fremder by himself have the power to dispose of, or direct the disposition of, such shares. Rather, Mr. Fremder shares such power with the other managing members and the Senior Managing Member of the Farallon Managers. Pursuant to the powers of attorney, Mr. Fremder may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to own beneficially the shares held by CS LP and by the Farallon Partnerships. Mr. Fremder disclaims any beneficial ownership of such shares. Mr. Fremder disclaims group attribution with any of the entities or persons named in Footnote 2 or Footnote 3 above. Mr. Fremder’s address is c/ o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, CA 94111.

(5)	All of such shares attributed to Thomas F. Steyer are owned directly either by CS LP as reported in Footnote 2 above or by the Farallon Partnerships as reported in Footnote 3 above. Mr. Steyer disclaims any beneficial ownership of such shares. Mr. Steyer disclaims group attribution with any of the entities or persons named in Footnote 2, Footnote 3 or Footnote 4 above. Mr. Steyer’s address is c/ o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, CA 94111.

(6)	Includes 17,880,021 shares held directly by Madison Dearborn Capital Partners III, (“MDCP”) L.P., 397,014 shares held directly by Madison Dearborn Special Equity III, L.P. (“MDSE”), 41,498 shares held directly by Special Co-Invest Partners I (“SCP”), and 10,998 shares held directly by Special Advisors Fund I, LLC (“SAF”). Voting and investment power of the shares directly held by MDCP, MDSE, SAF and SCP is shared by an advisory committee of limited partners and the ultimate general partner of MDCP, MDSE, SAF and SCP, Madison Dearborn Partners, Inc. (“MDP Inc.”). The address for the Madison Dearborn Partners entities is Three First National Plaza, Suite 3800, Chicago, IL 60602.

(7)	All of such shares are held by affiliates of MDP Inc. as reported in Footnote 6 above. Messrs. Hurd and Wood are Managing Directors of MDP Inc., the ultimate general partner of MDCP, MDSE, SAF and SCP. Therefore, Messrs. Hurd and Wood may be deemed to share voting and investment power over the shares owned by these entities, and therefore to beneficially own such shares. Both Messrs. Hurd and Wood disclaim beneficial ownership of all such shares. The address for Messrs. Hurd and Wood is c/o Madison Dearborn Partners, Three First National Plaza, Suite 3800, Chicago, IL 60602.

(8)	Includes 1,400,000 shares as to which Mr. Delaney may be deemed to share voting and investment power.

(9)	Includes 1,800,000 shares as to which Mr. Fish may be deemed to share voting and investment power. The address for Mr. Fish is One Maritime Plaza, 11th Floor, San Francisco, CA 94111.

(10)	Includes 5,373,006 shares held by HCLSF, Inc., a wholly owned subsidiary of Highfields Capital Ltd., 1,315,120 shares held by Highfields Capital II LP, and 643,687 shares held by Highfields Capital I LP. The address for the Highfields Capital Management entities is 200 Clarendon Street, Boston, MA 02116.

(11)	The address for Wachovia Capital Partners, LLC is One First Union Center, 301 South College Street, 12th Floor, Charlotte, NC 28288.

(12)	Includes 4,009,622 shares held by OZ SPC II, Inc., a wholly owned subsidiary of OZ Overseas Fund, Ltd., and 1,855,828 shares held by OZ Domestic Partners, L.P. The address for OZ Management, L.L.C., is 9 West 57th Street, 39th Floor, New York, NY 10019.

(13)	Includes 3,600,768 shares held by Friedman Fleischer & Lowe Capital Partners, L.P. (“Capital Partners”) and 65,138 shares held by FFL Executive Partners, L.P. (“Executive Partners”). The address for Friedman, Fleischer & Lowe CPS, LLC is One Maritime Plaza, Suite 1000, San Francisco, CA 94111.

(14)	Includes 3,600,768 shares held by Capital Partners and 65,138 shares held by Executive Partners. Mr. Friedman is a Senior Managing Member of Friedman Fleischer & Lowe GP, LLC, the general partner of both Capital Partners and Executive Partners, and as such may be deemed to beneficially own all such shares. Mr. Friedman disclaims beneficial ownership of all such shares. Mr. Friedman’s address is c/o Friedman, Fleischer & Lowe CPS, LLC, One Maritime Plaza, Suite 1000, San Francisco, CA 94111.

(15)	The address for KBRWJ Investors, LP is One Maritime Plaza, 5th Floor, San Francisco, CA 94111.

(16)	Rosewood Capital Associates IV, L.L.C. is the general partner of Rosewood Capital IV, L.P. and may be deemed to have shared voting or dispositive power over the shares held by Rosewood Capital IV, L.P. Rosewood Capital Associates IV, L.L.C., however, disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest in Rosewood Capital IV, L.P. The address for Rosewood Capital IV, L.P., is One Maritime Plaza, Suite 1330, San Francisco, CA 94111.

(17)	The address for Pisces Fund is One Maritime Plaza, Suite 1400, San Francisco, CA 94111.

(18)	Rosewood Capital Associates, L.L.C. is the general partner of Rosewood Capital III, L.P. and may be deemed to have shared voting or dispositive power over the shares held by Rosewood Capital III, L.P. Rosewood Capital Associates, L.L.C., however, disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest in Rosewood Capital III, L.P. The address for Rosewood Capital III, L.P., is One Maritime Plaza, Suite 1330, San Francisco, CA 94111.

(19)	The address for Crown SFO Associates LLC is 400 Garden City Plaza, Garden City, NY 11530.

(20)	Includes 80,000 shares held in joint tenancy with his wife.

(21)	Includes 73,318 shares held by Francis A. Martin, III Trustee FBO Charles T. Spalding, 73,318 shares held by Francis A. Martin, III Trustee FBO Patrick M. Spalding and 73,318 shares held by Francis A. Martin, III Trustee FBO Consuelo T.M. Spalding. The address for Francis A. Martin, III is c/o ABS Ventures, One Market Plaza, Steuart Street Tower, 24th Floor, San Francisco, CA 94111.

(22)	Includes options to purchase 15,000 shares, exercisable within 60 days of June 30, 2003.

(23)	Includes an option to purchase 12,500 shares that is exercisable within 60 days of June 30, 2003. The address for Creative Information Systems is 5212 Briar Tree Lane, Dallas TX 75248.

(24)	The address for Randolph Street Partners II is 200 East Randolph Street, Chicago, IL 60601.

(25)	Mr. Eubank is Senior Vice President of Wachovia Capital Partners, LLC. Mr. Eubank does not possess sole or shared voting or dispositive power over the shares owned by Wachovia Capital Partners. Mr. Eubank’s address is c/o Wachovia Capital Partners, LLC, One First Union Center, 301 S. College Street, Charlotte, NC 28288.

(26)	Includes 61,000 shares subject to options that may be exercised within 60 days of June 30, 2003.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

2002 Recapitalization Transaction

      On August 30, 2002, our predecessor, CapitalSource Holdings LLC, completed a recapitalization whereby it streamlined the organizational structure and converted the three outstanding classes of equity interests into a single class, eliminating all preferred return provisions and reduced the aggregate capital commitments of its investors from $542 million to $511 million. All of these commitments have been satisfied. At the closing of the recapitalization, Holdings issued an aggregate of 99,288,600 units of membership interest, and Holdings reserved an additional 1,689,200 units for issuance upon exercise of outstanding options, all of which were valued at $8.52 per unit at the time of the recapitalization. As a result of the recapitalization:

•	affiliates of Farallon Partners, L.L.C. and Farallon Capital Management, L.L.C., were issued an aggregate of 31,962,251 units, and had their aggregate investment commitment reduced from $200.0 million to approximately $188.4 million;

•	affiliates of Madison Dearborn Partners Inc. were issued an aggregate of 18,329,531 units, and had their aggregate investment commitment reduced from $125.0 million to approximately $117.8 million;

•	affiliates of Highfields Capital Management LP were issued an aggregate of 7,331,813 units, and had their aggregate investment commitment reduced from $50.0 million to approximately $47.1 million;

•	Wachovia Capital Partners, LLC was issued 7,331,812 units, and had its investment commitment reduced from approximately $50.0 million to approximately $47.1 million;

•	affiliates of OZ Management, L.L.C. were issued an aggregate of 5,865,450 units, and had their aggregate investment commitment reduced from approximately $40.0 million to approximately $37.7 million;

•	Friedman, Fleischer & Lowe CPS, LLC was issued 3,665,906 units, and had its investment commitment reduced from $25.0 million to approximately $23.6 million;

•	John K. Delaney and certain family trusts were issued an aggregate of 8,822,664 units, and Mr. Delaney’s aggregate investment commitment was reduced from $5.0 million to approximately $4.7 million; and

•	Jason M. Fish and certain family trusts were issued an aggregate of 7,847,121 units, and Mr. Fish’s aggregate investment commitment was reduced from $7.5 million to approximately $7.1 million.

      The recapitalization also resulted in the vesting of the “carried interest” created in favor of Messrs. Delaney and Fish, our founders, and affiliates of Farallon Partners, L.L.C. and Farallon Capital Management, L.L.C., at the time of our founding. Of the numbers listed opposite their names above, Mr. Delaney received 7,900,750 units, Mr. Fish received 6,464,250 units and affiliates of Farallon Partners, L.L.C. and Farallon Capital Management, L.L.C. received 2,635,000 units in satisfaction of the carried interest. In addition, the recapitalization resulted in the elimination of some of the forfeiture provisions applicable to units held by our employees, including our executive officers other than Messrs. Delaney and Fish, prior to the recapitalization. The units held by these executive officers remain, however, subject to the transfer and other restrictions contained in our equity incentive plan. For more information about the recapitalization, please see Note 8, Members’ Equity, to our audited consolidated financial statements for the year ended December 31, 2002 included elsewhere in this prospectus.

      As a result of our reorganization in connection with this offering, each unit issued in the recapitalization will be converted into one share of the common stock of CapitalSource Inc.

Pre-IPO Reorganization Fees and Expenses

      We have agreed to pay the reasonable fees and expenses, including legal fees, incurred by the members of CapitalSource Holdings LLC, our predecessor, in connection with our reorganization as a “C” corporation and this offering. In July 2003, we paid the fees in connection with filings under the Hart-Scott-Rodino Antitrust Improvements Act made by several of our largest investors and affiliates, including:

•	an affiliate of Madison Dearborn Partners Inc. ($125,000);

•	an affiliate of Wachovia Capital Partners, LLC ($125,000);

•	John K. Delaney ($125,000); and

•	Jason M. Fish ($125,000).

      We expect to reimburse these investors and others, including affiliates of Farallon Partners, L.L.C., Farallon Capital Management, L.L.C., Highfields Capital Management LP, OZ Management, L.L.C. and Friedman, Fleischer & Lowe CPS, LLC for other fees and expenses incurred by them in connection with the reorganization and this offering.

Loans to Officers

      Since January 1, 2002, the following executive officers have made full recourse promissory notes to us in exchange for loans used to exercise options:

		Number of Units
		Acquired Upon
Executive Officer	Date of Exercise	Exercise	Principal Amount

Bryan M. Corsini	1/31/02	120,000	$180,000
Dean C. Graham	1/31/02	175,000	$262,500
Joseph A. Kenary	1/31/02	145,000	$217,500
Steven A. Museles	1/31/02	100,000	$150,000
Michael A. Szwajkowski	4/30/02	145,000	$263,192

      The exercise price per share of the exercised option was $1.50, which was the fair market value of a share on the grant date. Under the terms of the equity incentive plan, the shares acquired under these options become free from forfeiture restrictions as to 20% of the shares on the date of grant and an additional 20% of the shares on each of the next four anniversaries of the grant date. Each note bears interest at the rate of 5.25% per annum and becomes due and payable on the earlier of the fifth anniversary of the date made or the date the executive officer ceases employment with CapitalSource. We cannot extend the term of or otherwise modify these notes.

Transactions with Affiliates of Wachovia Capital Partners

      Wachovia Capital Partners, LLC, holds 7,331,812 shares of our common stock. Wachovia had the right to designate one manager to the board of managers of our predecessor company, CapitalSource Holdings LLC. Wachovia designated Frederick W. Eubank, II, to fill that seat. Mr. Eubank presently serves on our board of directors and, although Wachovia’s right to designate a manager will terminate in connection with this offering, we expect that he will continue to serve on our board until his term expires at our 2005 annual meeting. Mr. Eubank is an officer of each of Wachovia Corporation and Wachovia Bank, NA. He is also a partner of Wachovia Capital Partners, LLC.

      From our inception through June 30, 2003, we have entered into a number of transactions with Wachovia Capital Partners, LLC and its affiliates, as described below.

      We are a party to a $700 million commercial paper conduit credit facility. Wachovia Capital Markets LLC serves as administrative agent of, and has a 50% interest in, this facility. The interest rate on this facility is 1.15% above the lenders’ commercial paper rates and the highest amount outstanding under this facility has been $610.3 million. The facility has an unused line fee of 0.15%. As of June 30, 2003, the interest rate on this facility was 2.37%. We paid structuring fees to affiliates of Wachovia Capital Partners, LLC of $3,265,000 in connection with this facility.

      We are a party to a $115 million commercial paper conduit credit facility. Wachovia Capital Markets LLC serves as administrative agent and purchaser agent of this facility and is the only participant in this facility. The interest rate on this facility is 1.50% above the lender’s commercial paper rate and the highest amount outstanding under this facility has been $128.2 million. The facility has an unused line fee of 0.15%. As of June 30, 2003, the interest rate on this facility was 2.72%. We paid structuring fees to affiliates of Wachovia Capital Partners, LLC of $810,000 in connection with this facility.

      We have engaged in loan repurchase transactions with an affiliate of Wachovia Capital Partners, LLC in which we have sold $112.4 million aggregate principal amount of our loans. Under this repurchase agreement, we are obligated to repurchase the loans within specified time periods. An affiliate of Wachovia Capital Partners, LLC earns LIBOR plus 2.50% on these transactions. As of June 30, 2003, our cost of funds under this repurchase agreement was 3.82%.

      An affiliate of Wachovia Capital Partners, LLC is the counterparty on our hedging transactions required under our credit and asset securitization facilities. Information regarding these hedging transactions is set forth in Note 15, Derivatives and Off Balance Sheet Financial Instruments, in our audited consolidated financial statements for the year ended December 31, 2002.

      In addition, Wachovia Capital Markets LLC has served as initial purchaser on each of our three asset securitization transactions in which we have sold an aggregate of $866.9 million worth of term notes. For the three transactions, Wachovia Capital Markets LLC earned an aggregate of $9.9 million of fees.

      In December 2000, we purchased approximately $8.0 million worth of preferred equity securities of MedCap Properties, LLC, a company in which Wachovia Capital Partners, LLC owned approximately 22% at the time of the transaction. Michael Szwajkowski, Managing Director — Structured Finance, is a director of MedCap Properties. Wachovia Capital Partners, LLC no longer owns an interest in MedCap Properties. Through June 30, 2003, we received $3.2 million in a return of capital on this investment. As of June 30, 2003, we carried our investment in MedCap Properties at $5.0 million.

      In November 2000, we made a $7.5 million senior loan and a $2.5 million subordinated loan to Lakeland Finance, LLC and Lakeland Holdings, LLC, respectively, a business in which Wachovia Capital Partners, LLC owns approximately 32%. The subordinated loan bears interest at 12% payable at maturity and the senior loan bears interest at 0.37% over the prime rate with no interest rate floor. As of June 30, 2003, December 31, 2002 and 2001, the aggregate amounts drawn under these facilities were an aggregate of $5.9 million, $6.5 million and $8.6 million, respectively. For the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001, we recognized aggregate interest and fees related to these loans of $233,000, $719,000 and $708,000, respectively. We have also made a $500,000 equity investment in Lakeland Holdings, LLC.

      We participate from time to time in syndicated transactions that Wachovia Capital Markets, LLC or its affiliates, originate. In addition, Wachovia Capital Markets, LLC participates from time to time in syndicated transactions that we or our affiliates originate.

Other Related Party Transactions

  Loans to or Investments Made in Portfolio Companies of Our Lead Investors and Directors

      We have from time to time in the past made, and expect that we may from time to time in the future make, loans or invest in the equity securities of companies in which affiliates of our directors have interests. Prior to the closing of this offering, the disinterested members of the board of managers of CapitalSource Holdings LLC were required to unanimously approve each transaction of this nature. Under our Principles of Corporate Governance, which will be effective upon the closing of this offering, our board of directors will be charged with considering these types of transactions and none will be approved without the prior consent of all disinterested directors. Each of our related party loans has been, and will continue to be, subject to the same due diligence, underwriting and rating standards as the loans that we make to unrelated third parties.

      We entered into the following transactions since our inception with the consent of the disinterested members of CapitalSource Holdings board of managers:

•	In January 2002, we committed to lend $15 million to Gardenburger, Inc. Affiliates of Farallon Partners, L.L.C. and Farallon Capital Management, L.L.C. and another of our initial investors hold significant equity positions in Gardenburger, Inc. From April 2000 until June 30, 2003 pursuant to a contractual relationship, Mr. Fish had primary investment management responsibility on behalf of the affiliates of Farallon Partners, L.L.C. and Farallon Capital Management, L.L.C. with respect to their investment in Gardenburger, Inc. Mr. Fish no longer has any investment management responsibility on behalf of affiliates of Farallon; however, Mr. Fish has retained a vested financial interest in Farallon’s Gardenburger, Inc. investment. The revolving loan bears interest at 2.5% over the prime rate with an interest rate floor of 8%, and the term loan bears interest at 4.5% over the prime rate with an interest rate floor of 10%. As of June 30, 2003 and December 31, 2002, the amounts drawn under this facility were approximately $10.1 million and $9.3 million, respectively. For the six months ended June 30, 2003 and the year ended December 31, 2002, we recognized interest and fees related to this loan of approximately $0.5 million and $1.5 million, respectively.

•	In August 2001, we committed to lend $9.0 million, of which $5.0 million is a revolving loan and $4.0 million is a term loan, to Trilogy Health Services, LLC. These loans are guaranteed by Medical Office Properties, Inc., a company in which affiliates of Farallon Partners, L.L.C. and Farallon Capital Management, L.L.C. hold significant equity positions. The revolving loan bears interest at 2% over the prime rate and the term loan bears interest at a fixed rate of 12%. Mr. Delaney serves as a member of the board of directors of Medical Office Properties, Inc. From April 2000 until June 30, 2003 pursuant to a contractual relationship, Mr. Fish had primary investment management responsibility on behalf of the affiliates of Farallon Partners, L.L.C. and Farallon Capital Management, L.L.C. with respect to their investment in Medical Office Properties, Inc. Mr. Fish no longer has any investment management responsibility on behalf of affiliates of Farallon; however, Mr. Fish has retained a vested financial interest in Farallon’s Medical Office Properties, Inc. investment. As of June 30, 2003, December 31, 2002 and 2001, the amounts drawn under this facility were approximately $8.3 million, $6.2 million and $6.0 million, respectively. For the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001, we recognized interest and fees related to this loan of approximately $0.6 million, $1.1 million and $0.4 million, respectively.

•	In November 2000, we committed to lend $22.5 million to Town Sports International, Inc., a company in which affiliates of Farallon Partners, L.L.C. and Farallon Capital Management, L.L.C. own significant debt and equity interests and on whose board Mr. Fish serves. From April 2000 until June 30, 2003 pursuant to a contractual relationship, Mr. Fish had primary investment management responsibility on behalf of the affiliates of Farallon Partners, L.L.C. and Farallon Capital Management, L.L.C. with respect to their investment in Town Sports International, Inc. Mr. Fish no longer has any investment management responsibility on behalf of affiliates of Farallon; however, Mr. Fish has retained a vested financial interest in Farallon’s Town Sports International, Inc. investment. In connection with our loan, we acquired shares of Town Sports common stock representing approximately 1.7% of its outstanding capital stock. The loan bore interest at 0.75% over the prime rate with an interest rate floor of 12.75%. As of June 30, 2003, December 31, 2002 and 2001, the amounts drawn under this agreement were approximately $9.0 million, $9.0 million and $6.0 million, respectively. For the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001, we recognized interest and fee income related to this loan of approximately $2.5 million, $1.9 million and $0.4 million, respectively. In April 2003, Town Sports repaid its loan in full.

•	In June 2002, we purchased a loan at par from Medical Office Properties, Inc., a company in which affiliates of Farallon Partners, L.L.C. and Farallon Capital Management, L.L.C. hold significant equity positions. Mr. Delaney serves on the board of directors of this company. From April 2000 until July 2003 pursuant to a contractual relationship, Mr. Fish had primary investment management responsibility on behalf of the affiliates of Farallon Partners, L.L.C. and Farallon Capital Management, L.L.C. with respect to their investment in Medical Office Properties, Inc. Mr. Fish no longer has any investment management responsibility on behalf of affiliates of Farallon; however, Mr. Fish has retained a vested financial interest in Farallon’s Medical Office Properties, Inc. investment. The loan bears interest at a fixed rate of 10%. As of June 30, 2003 and December 31, 2002, approximately $5.7 million and $5.7 million, respectively, were outstanding under this facility. For the six months ended June 30, 2003 and the year ended December 31, 2002, we recognized interest and fees related to this loan of approximately $0.3 million and $0.4 million, respectively.

•	In April 2002, we entered into a $45 million revolving credit facility with Spectrum Healthcare of Delaware and its subsidiaries, a company in which affiliates of Madison Dearborn Partners, Inc. own a significant equity interest. The facility bears interest at 1% over the prime rate. As of June 30, 2003 and December 31, 2002, no amounts were drawn under the loan. For the six months ended June 30, 2003 and the year ended December 31, 2002, we recognized interest and fees related to this facility of $0.3 million and $0.5 million, respectively.

•	In February 2001, we purchased $11.8 million of commercial accounts receivable from Woods Equipment Company, a company in which affiliates of Madison Dearborn Partners, Inc. own a significant equity interest. We purchased the receivables for $10.0 million and received a fee of $0.5 million that was paid through collections on the receivables. Our investment was fully repaid by May 2001 when we sold the remaining accounts receivable back to Woods.

•	In October 2001, we provided a $15 million subordinated credit facility to Cornerstone Brands, Inc., a company in which affiliates of Madison Dearborn Partners, Inc. own a significant equity interest. This loan bears interest at 4.25% over the prime rate with an interest rate floor of 10.5%. As of June 30, 2003, December 31, 2002 and December 31, 2001, the amounts drawn under the loan were approximately $10.1 million, $15 million and $15 million, respectively. For the six months ended June 30, 2003 and the years ended December 31, 2002 and December 31, 2001, we recognized interest and fees related to this loan of approximately $1.2 million, $2.7 million and $0.5 million, respectively.

•	In July 2002, we loaned $6.0 million to Multivend LLC, an entity owned by Alpine Investors, L.P. Our director, Mr. Steyer, the Senior Managing Member of Farallon Capital Management, L.L.C. and Farallon Partners, L.L.C., is a significant investor in Alpine and sits on its investment committee. The loan bears interest at 4% over the prime rate with an interest rate floor of 11.5%. As of June 30, 2003 and December 31, 2002, the amounts drawn under the loan were approximately $5.3 million and $5.7 million, respectively. For the six months ended June 30, 2003 and the year ended December 31, 2002, we recognized interest and fees related to this loan of $0.3 million and $0.3 million, respectively.

•	In May 2003, we purchased a $14 million participation interest in a loan to National Mentor, Inc., a company in which affiliates of Madison Dearborn Partners, Inc. hold a significant equity position. This loan bears interest at 3.5% over the prime rate with an interest rate floor of 7.75%.

•	In June 2003, we entered into a $11.0 million revolving credit facility with RedEnvelope, Inc., a company in which affiliates of Madison Dearborn Partners, Inc. own a significant interest. As of June 30, 2003, the facility bore interest at an effective interest rate of 9.5%. As of June 30, 2003, no funds were drawn under the facility.

Co-lending Transaction With Our Lead Investor

•	On December 28, 2001, for an aggregate purchase price of approximately $9.8 million, affiliates of Farallon Partners, L.L.C. and Farallon Capital Management, L.L.C. purchased from us a loan obligation owing from HealthStar, Inc. totaling $9.75 million and Series A Preferred Stock and warrants to purchase shares of Class A Common Stock, in each case, originally issued by HealthStar. Since December 28, 2001, we and affiliates of Farallon Partners, L.L.C. and Farallon Capital Management, L.L.C. have been co-lenders to HealthStar pursuant to a term loan under which we are the administrative agent and collateral agent. The term loan bears interest at the prime rate plus 3.5% with a floor of 11%. As of December 31, 2002 and 2001, the outstanding balance of Farallon’s loan participation totaled $8.4 million and $9.8 million, respectively. We did not record any gain or loss as a result of this sale.

Option Grant by Officers

      In December 2002, to provide additional incentives to two of our employees, Messrs. Delaney and Fish granted us an option to purchase 105,000 shares of our common stock held by them; and, in turn, we entered into reciprocal agreements with the two employees providing for the grant of options to purchase an identical number of shares. The options we granted to the two employees vested 20% on the date of grant and will vest in equal installments over the next four anniversaries of the grant date. The options we granted to the employees may be exercised at a price of $8.52 per share, and will expire in December 2012 if not previously exercised. We have agreed that we will not exercise our option from Messrs. Delaney and Fish except to acquire shares for delivery upon an exercise by one of the employees of his mirror option. Upon any exercise by us, Mr. Delaney will provide 53% of the shares and Mr. Fish will provide 47%, in each case subject to rounding.

Sublease for Office Space

      We are party to a sublease agreement with Farallon Capital Management, L.L.C. pursuant to which we rent the space for our San Francisco office. For the six months ended June 30, 2003 and for the years ended December 31, 2002 and 2001 and the period from September 7, 2000 (inception) through December 31, 2000, we paid rent under this sublease of $93,000, $100,000, $46,000 and $15,000, respectively. Management believes that these lease rates were on par with lease rates in the San Francisco market at the time the lease was entered into.

Employment of Family Member

      We employ Nora Fish, the sister of Jason Fish, our President and a director, as our graphic designer. Ms. Fish’s current salary is $75,000 per year and we paid Ms. Fish $82,980 in 2002 and $86,500 in 2001. On November 15, 2000, we granted Ms. Fish options to purchase 5,000 shares at an exercise price of $0.01 per share and on October 31, 2001, we granted Ms. Fish options to purchase 5,000 shares at an exercise price of $1.50 per share.

DESCRIPTION OF SECURITIES

      The following description of our capital stock and provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws are summaries and are qualified by reference to the terms of these documents. Copies of these documents have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

      Our authorized capital stock consists of 500 million shares of common stock, par value $0.01 per share and 50 million shares of preferred stock, par value $0.01 per share.

Common Stock

      As of June 30, 2003, there were 99,396,050 shares of common stock outstanding held by 111 shareholders of record. Based upon the number of shares outstanding as of that date and giving effect to the issuance of the 16,000,000 shares of common stock offered by us in this offering, there will be 115,396,050 shares of common stock outstanding upon the closing of this offering. This figure assumes that the underwriters do not exercise their over-allotment option. In addition we have reserved an aggregate of 20,000,000 shares of common stock for issuance under our equity incentive plan, and 2,000,000 shares for issuance under our Employee Stock Purchase Plan.

      Holders of shares of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of shares of our common stock are entitled to receive ratably any dividends as may be declared by our board of directors out of funds legally available for distribution, after provision has been made for any preferential dividend rights of outstanding preferred stock, if any. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably the net assets available after the payment of all of our debts and other liabilities, and after the satisfaction of the rights of any outstanding preferred stock, if any. Holders of our common stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable. Except as may be imposed on shares issued upon exercise of options or restricted stock granted under our equity incentive plan, and except as may be imposed by applicable securities laws, there are no restrictions on the alienability of the shares. Holders of shares of our common stock will not be liable for further calls or to assessments by us. The rights, powers, preferences and privileges of holders of common stock are subordinate to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which our board of directors may designate and issue in the future. Upon the closing of this offering, there will be no shares of preferred stock outstanding. Certain of our existing holders of common stock have the right to require us to register their shares of common stock under the Securities Act in specified circumstances. See the discussion contained elsewhere in this prospectus under the caption “Shares Eligible for Future Sale — Shareholder Registration Rights.”

      We have applied to list our common stock on The New York Stock Exchange under the symbol “CSE.”

Preferred Stock

      Our board of directors is authorized, without further vote or action by the shareholders, to issue from time to time up to an aggregate of 50 million shares of preferred stock in one or more series. Each series of preferred stock shall have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, but are not limited to, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

      Our board of directors has the authority to issue preferred stock and to determine its rights and preferences in order to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of our common stock, and could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, a majority of our outstanding voting stock. We have not issued and have no present plans to issue any shares of preferred stock.

Transfer Agent

      We have appointed Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC, one of the underwriters, as transfer agent for shares of our common stock.

Delaware Law and Certain Charter and Bylaw Provisions

      We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with “interested” shareholders for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. Subject to exceptions, an “interested” shareholder is a person who, alone or together with his affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.

      Our certificate of incorporation and bylaws provide that:

•	the board of directors be divided into three classes, with staggered three-year terms;

•	directors may be removed only for cause and only by the affirmative vote of at least a majority of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in the election of directors voting together as a single class; and

•	any vacancy on the board of directors, however the vacancy occurs, including a vacancy due to an enlargement of the board, may only be filled by the affirmative vote of a majority the directors then in office.

      The classification of our board of directors and the limitations on removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from, acquiring us.

      The bylaws, to be effective immediately prior to the closing of this offering, also provide that, following the closing of this offering:

•	any action required or permitted to be taken by the shareholders at an annual meeting or special meeting of shareholders may only be taken if it is properly brought before such meeting; and

•	special meetings of the shareholders may be called by our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President and shall be called by our Secretary at the written request of at least 10% in voting power of all capital stock outstanding and entitled to cast votes at the meeting.

      Our bylaws, to be effective immediately prior to the closing of this offering, provide that, in order for any shareholder business (other than shareholder nominations of directors) to be considered “properly brought” before a meeting, a shareholder must comply with requirements regarding advance notice to us. For business to be properly brought before a meeting by a shareholder, it must be a proper matter for shareholder action under the Delaware General Corporation Law, the shareholder must have given timely notice thereof in writing to our Secretary, and the notice must comply with the procedures set forth in our bylaws. Except for shareholder proposals submitted in accordance with the federal proxy rules as to which the requirements specified therein shall control, a shareholder’s notice, to be timely, must be delivered to or mailed and received at our principal executive offices, not less than 120 calendar days prior to the one year anniversary of the date of our proxy statement issued in connection with the prior year’s annual meeting in the case of an annual meeting, and not less than 60 calendar days prior to the meeting in the case of a special meeting; provided, however, that if a public announcement of the date of the special meeting is not given at least 70 days before the scheduled date for the special meeting, then a shareholder’s notice will be timely if it is received at our principal executive offices within 10 days following the date public notice of the meeting date is first given, whether by press release or other public filing.

      Our bylaws also provide that subject to the rights of holders of any class or series of capital stock then outstanding, nominations for the election or re-election of directors at a meeting of the shareholders may be made by any shareholder entitled to vote in the election of directors generally who complies with the procedures set forth in our bylaws and who is a shareholder of record at the time notice is delivered to our Secretary. Any shareholder entitled to vote in the election of directors generally may nominate one or more persons for election or re-election as directors at an annual meeting only if timely notice of such shareholder’s intent to make such nomination or nominations has been given in writing to our Secretary. To be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 calendar days prior to the one year anniversary of the date of our proxy statement issued in connection with the prior year’s annual meeting in the case of an annual meeting, and not less than 60 calendar days prior to the meeting in the case of a special meeting; provided, however, that if a public announcement of the date of the special meeting is not given at least 70 days before the scheduled date for the special meeting, then a shareholder’s notice will be timely if it is received at our principal executive offices within 10 days following the date public notice of the meeting date is first given, whether by press release or other public filing.

      The purpose of requiring shareholders to give us advance notice of nominations and other shareholder business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of the other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our bylaws do not give our board of directors any power to disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders. These provisions could also delay shareholder actions which are favored by the holders of a majority of our outstanding voting securities until the next shareholders’ meeting.

      Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote on such matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws requires a greater percentage. Our certificate of incorporation, to be effective immediately prior to the closing of this offering, permits our board of directors to amend or repeal most provisions of our bylaws by majority vote but requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of our capital stock entitled to vote to amend or repeal certain provisions of our bylaws. Generally, our certificate of incorporation may be amended by holders of a majority of the voting power of the then outstanding shares of our capital stock entitled to vote. No amendment of the provision of our certificate of incorporation providing for the division of our board of directors into three classes with staggered three-year terms may be approved absent the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then outstanding shares of capital stock entitled to vote. The shareholder vote with respect to an amendment of our certificate of incorporation or bylaws, would be in addition to any separate class vote that might in the future be required under the terms of any series preferred stock that might be outstanding at the time any such amendments are submitted to shareholders.

Limitation of Liability and Indemnification of Officers and Directors

      Our bylaws provide indemnification, including advancement of expenses, to the fullest extent permitted under applicable law to any person made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that such person is or was a director or officer of CapitalSource, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan. In addition, our certificate of incorporation provides that our directors will not be personally liable to us or our shareholders for monetary damages for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. This provision does not limit or eliminate our rights or the rights of any shareholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, this provision does not limit the directors’ responsibilities under Delaware law or any other laws, such as the federal securities laws. We intend to obtain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers. We also intend to enter into indemnification agreements with our directors and executive officers.

SHARES ELIGIBLE FOR FUTURE SALES

      Prior to this offering, there has been no market for our common stock. Based on the number of shares outstanding at June 30, 2003, upon completion of this offering, we will have outstanding an aggregate of 115,396,050 shares of common stock, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options. If the underwriters exercise their overallotment option in full, assuming no exercise of outstanding options, we will have 117,526,050 shares of common stock outstanding. All of the shares we or the selling shareholders sell in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144, which is summarized below. The remaining 81.5%, or 94,096,050 shares of our common stock that are outstanding after this offering, will be restricted shares under the terms of the Securities Act. In addition, exercisable options for 923,750 shares are held by our employees. Substantially all of these shares are subject to lock-up agreements as described in “Underwriting.” Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below.

Sales of Restricted Securities

      Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, each of which is summarized below.

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell a specified number of shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of common stock then outstanding, which will equal approximately 1,153,961 shares immediately after this offering, or the average weekly trading volume of our common stock on The New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 provides that our affiliates who are selling shares of our common stock that are not restricted shares must comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

      Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, these shares may be sold upon the expiration of the lock-up period described below.

      Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our equity incentive plans may be resold, to the extent not restricted by the terms of the lock-up agreements, by persons, other than affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144, without compliance with its one-year minimum holding period. As of June 30, 2003, options to purchase a total of 1,647,950 shares of common stock were outstanding, 923,750 of which options are exercisable. Of the total shares issuable upon exercise of these options, 61,000 are subject to 180-day lock-up agreements.

      As a result of lock-up agreements and the provisions of Rules 144 and 701, 93,919,083 additional shares may be available for sale in the public market after 180 days from the date of the prospectus subject, in some cases, to volume limits. The Rule 144 holding period for some or all of the restricted shares may, however, be deemed to commence upon closing of this offering as a result of our reorganization as a Delaware corporation, and, in such case such shares would not be available for sale in the public market until after one year following the closing.

Additional Registration Statements

      We intend to file one or more registration statements under the Securities Act within 180 days after this offering to register up to 19,647,950 shares of our common stock underlying outstanding stock options or reserved for issuance under our equity incentive plan and employee stock purchase plan. These registration statements will become effective upon filing, and shares covered by these registration statements will be eligible for sale in the public market immediately after the effective dates of these registration statements, subject to the lock-up agreements described in “Underwriting.”

Shareholder Registration Rights

  Generally

      After this offering, certain of our existing shareholders, including members of our management, who collectively hold 97,000,000 shares of our common stock, will be entitled to certain rights with respect to the registration of such shares under the Securities Act pursuant to an Amended and Restated Registration Rights Agreement that we entered into with certain of our existing shareholders in connection with the closing of our August 2002 recapitalization transaction. Any shares registered pursuant to the agreement would become freely tradable without restriction under the Securities Act. Our existing shareholders, by exercising their registration rights, could cause a large number of shares of our common stock to be registered and publicly sold, which could cause the market price of shares of our common stock to decline significantly.

  Demand Rights

      Under the terms of our Amended and Restated Registration Rights Agreement, at any time six months following the effectiveness of this offering, holders of our registrable shares have the right, subject to certain limitations, to demand the registration of their shares of common stock provided that the aggregate market value of the shares of common stock to be registered equals at least $25 million. If the aggregate market value of the shares proposed to be registered does not equal $25 million, but all of the holders of registrable securities demand that we register all of their shares and the shares have a then-aggregate value of at least $10 million, then we also must register such shares. Under the agreement, no party may exercise their right to demand registration of any shares of common stock if we have previously undertaken three registrations of common stock at the demand of that party, we have registered any shares pursuant to a demand by any party to the agreement in the preceding six months or the sixth anniversary of this offering has occurred. Furthermore, we are only obligated to effect a total of up to four such “demand” registrations, provided, however, that any such registration statement that we file in response to such a demand must remain effective for the longer of six months or until the date on which all of the securities registered under such registration statement have been sold.

  Piggyback Rights

      Subject to the exceptions and limitations set forth in the Amended and Restated Registration Rights Agreement, the holders of registrable securities under that agreement have unlimited piggyback registration rights for a six-year period following the date of this offering.

  S-3 Registration Rights

      In the event that we become eligible to register securities by means of a registration statement on Form S-3, the holders of registrable securities have a right to request that their shares be included in any registration on Form S-3 provided that the market value of the shares proposed to be registered equals at least $10 million. This right is subject to certain exceptions and limitations set forth in the Amended and Restated Registration Rights Agreement.

Effects of Sales of Shares

      Prior to this offering, there has been no public market for shares of our common stock. No predictions can be made as to the effect, if any, that sales of shares of our common stock from time to time, or the availability of shares of our common stock for future sale, may have on the market price for shares of our common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital through an offering of equity securities.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. SHAREHOLDERS

      This is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock if you are a beneficial owner of common stock other than:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or a trust that existed on August 20, 1996, was treated as a U.S. person on August 19, 1996, and elected to be treated as a U.S. person.

      This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under United States income tax laws such as a:

•	controlled foreign corporation;

•	passive foreign investment company;

•	foreign personal holding company;

•	company that accumulates earnings to avoid U.S. federal income tax;

•	foreign tax-exempt organization;

•	financial institution;

•	broker or dealer in securities; or

•	former U.S. citizen or resident.

      This summary does not discuss any aspect of state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service and other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended, and should not be construed, as tax advice.

      We urge prospective non-U.S. investors to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations with respect to acquiring, holding and disposing of shares of our common stock.

     Dividends

      In general, any distributions we make to you with respect to your shares of our common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits as determined under the Internal Revenue Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of our common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of our common stock.

      Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States and, if you are entitled to benefits under an applicable treaty, attributable to a U.S. permanent establishment maintained by you, generally will not be subject to U.S. withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30%, or a lower rate specified by an applicable income tax treaty. Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

     Sale or Other Disposition of Our Common Stock

      You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States and, if any of certain income tax treaties apply, is attributable to a U.S. permanent establishment you maintain;

•	you are an individual, you hold your shares of our common stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•	our common stock constitutes a U.S. real property interest within the meaning of the Foreign Investment in Real Property Tax Act, which is referred to as FIRPTA. Our common stock will constitute a U.S. real property interest for FIRPTA if we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes. We do not believe that we are, have been or will become a “U.S. real property holding corporation” for U.S. federal income tax purposes. Even if we were a U.S. real property holding corporation for FIRPTA, gain arising from a disposition of our common stock still would not be subject to FIRPTA tax if our common stock is considered regularly traded under applicable Treasury regulations on an established securities market, such as The New York Stock Exchange, and you do not own, actually or constructively, more than 5% of the total fair market value of our common stock at any time during the five year period ending on the date of disposition.

      Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax, as discussed above, also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from U.S. tax under the treaty. If you are described in the second bullet point above, you generally will be subject to U.S. tax at a rate of 30% on the gain realized, although the gain may be offset by some U.S. source capital losses realized during the same taxable year.

     Information Reporting and Backup Withholding

      We must report annually to the IRS and to you the amount of dividends or other distributions we pay to you and the tax withheld from those payments. These reporting requirements apply regardless of whether withholding was reduced or eliminated by any applicable tax treaty. Copies of the information returns reporting those dividends and amounts withheld may also be made available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

      The United States imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons currently at a rate of 28% of the gross amount. You will not be subject to backup withholding tax on dividends you receive on your shares of our common stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-U.S. person or if you are a corporation or one of several types of entities and organizations that qualify for an exemption.

      Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of our common stock through a U.S. broker or the United States office of a foreign broker, the broker will be required to report to the IRS the amount of proceeds paid to you and also backup withhold at a rate of 28% of that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-U.S. person or you are a corporation or one of several types of entities and organizations that qualify for exemption. If the appropriate certification is not provided, the amount of proceeds paid to you will be subject to information reporting, and may be subject to backup withholding, if you sell your shares of our common stock outside the United States through the non-U.S. office of a U.S. broker or a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States.

      Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

     Estate Tax

      Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident, as specifically defined for U.S. federal estate tax purposes, of the United States at the time of his or her death will be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

      Credit Suisse First Boston LLC, Citigroup Global Markets Inc. and Wachovia Capital Markets LLC are acting as joint bookrunning managers of this offering and are acting as representatives of the underwriters named below. Under the terms and subject to the conditions contained in an underwriting agreement dated      , 2003, we and the selling shareholders have agreed to sell to the underwriters named below the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC
Citigroup Global Markets Inc.
Wachovia Capital Markets LLC
Goldman, Sachs & Co.
Lehman Brothers Inc.
JMP Securities LLC
U.S. Bancorp Piper Jaffray Inc.

Total	21,300,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,130,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $     per share. The underwriters and selling group members may allow a discount of $     per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling shareholders	$	$	$	$
Expenses payable by the selling shareholders	$	$	$	$

      The representatives have informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

      We intend to use more than 10% of the net proceeds from our sale of the common stock to repay indebtedness owed by us to an affiliate of Wachovia Capital Markets LLC, one of the underwriters, in its capacity as a lender on our $115 million and our $700 million commercial paper conduit credit facilities. Accordingly, the offering is being conducted in compliance with the applicable provisions of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules. This rule provides generally that if more than 10% of the net proceeds from the sale of stock, not including underwriting compensation, is paid to the underwriters or their affiliates, the initial public offering price of the shares of common stock may not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Credit Suisse First Boston LLC is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock will be no higher than the price recommended by Credit Suisse First Boston LLC. Credit Suisse First Boston LLC will not receive any additional fees from us for serving as the qualified independent underwriter in connection with this offering.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC, Citigroup Global Markets Inc. and Wachovia Capital Markets LLC for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

      Our officers, directors and holders of substantially all of our equity securities have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC, Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as representatives of the several underwriters, for a period of 180 days after the date of this prospectus. A transfer of securities (i) to a family member, (ii) to a trust, (iii) as a bona fide gift (iv) to an affiliate (as that term is defined in Rule 405 under the Securities Act of 1933, as amended) (v) partner or member of such person or (vi) any other private resale may be made, provided the transferee agrees to be bound in writing by the above restrictions prior to the transfer. In addition, a sale of securities to us solely to satisfy tax withholding obligations incurred as a result of the vesting of restricted stock acquired pursuant to an incentive plan will not be subject to the restrictions. The representatives have no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up will be considered on a case by case basis. Factors considered in deciding whether to release shares may include:

•	the length of time before the lock-up expires;

•	the number of shares involved;

•	the reason for the requested release;

•	market conditions;

•	the trading price of our common stock;

•	historical trading volumes of our common stock; and

•	whether the person seeking the release is an officer, director or affiliate of CapitalSource Inc.

      We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      We have applied to list our common stock for trading on The New York Stock Exchange under the symbol “CSE.” In connection with the listing of the common stock on The New York Stock Exchange, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us, the selling shareholders and the representatives, provided that the offering price will be no higher than the price recommended by Credit Suisse First Boston LLC, which is acting as qualified independent underwriter as described above, and such offering price will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

•	the information in this prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history and the prospects for the industry in which we will compete;

•	our past and present operations;

•	our past and present earnings and current financial position;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

      We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

      After giving effect to our reorganization and this offering, and assuming no exercise of the over-allotment option, Wachovia Capital Partners, LLC, an affiliate of Wachovia Capital Markets LLC, will own 6,839,082 shares of our common stock, or approximately 5.9% of our outstanding shares. Frederick W. Eubank, II, one of our directors, is a Partner of Wachovia Capital Partners, LLC.

      We expect to enter into a $300 million master repurchase facility with an affiliate of Credit Suisse First Boston LLC. In addition, we expect to enter into a $400 million warehouse facility with an affiliate of Citigroup Global Markets Inc. The expected terms of the proposed facilities are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources.” Both proposed facilities are subject to negotiation and execution of definitive documentation, which will contain customary closing conditions. Accordingly, there is no assurance that either of these facilities will be completed.

      The underwriters and their respective affiliates may, from time to time, provide various financial advisory, commercial banking and investment banking services for us in the ordinary course of business for which they will receive customary fees.

      In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

      Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares of common stock included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares of common stock included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock included in this offering in, from or otherwise involving the United Kingdom.

      Each underwriter has represented, warranted and agreed that the offer in The Netherlands of the shares of common stock included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

      Each underwriter has represented, warranted and agreed that the shares of common stock offered in this prospectus have not been registered under the Securities and Exchange Law of Japan, and it has not

offered or sold and will not offer or sell, directly or indirectly, the shares of common stock in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law.

VALIDITY OF SECURITIES

      The validity of the shares of common stock to be issued in this offering will be passed upon for us by Hogan & Hartson L.L.P. Wilmer, Cutler & Pickering represented the underwriters in this offering.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2002 and 2001, and for the years then ended and for the period from September 7, 2000 (inception) through December 31, 2000, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act registering the common stock to be sold in this offering. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information included in the registration statement and the exhibits and schedules filed as a part of the registration statement. For further information concerning us and the common stock to be sold in this offering, you should refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of the agreement filed as an exhibit to the registration statement each statement being qualified by this reference. The registration statement, including the exhibits and schedules filed as a part of the registration statement, may be inspected at the public reference facility maintained by the SEC at its public reference room at 450 Fifth Street, NW, Washington, DC 20549 and copies of all or any part thereof may be obtained from that office upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC which can be accessed at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements
Report of Independent Auditors	F-2
Consolidated Balance Sheets as of December 31, 2002 and 2001	F-3
Consolidated Statements of Operations for the years ended December 31, 2002 and 2001 and for the period from September 7, 2000 (inception) through December 31, 2000	F-4
Consolidated Statements of Members’ Equity for the years ended December 31, 2002 and 2001 and for the period from September 7, 2000 (inception) through December 31, 2000	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2001 and for the period from September 7, 2000 (inception) through December 31, 2000	F-6
Notes to the Consolidated Financial Statements	F-7
Unaudited Consolidated Financial Statements
Consolidated Balance Sheets as of June 30, 2003 and December 31, 2002	F-27
Consolidated Statements of Income for the three and six months ended June 30, 2003 and 2002	F-28
Consolidated Statement of Members’ Equity for the six months ended June 30, 2003	F-29
Consolidated Statements of Cash Flows for the six months ended June 30, 2003 and 2002	F-30
Notes to Unaudited Consolidated Financial Statements	F-31

Report of Independent Auditors

Members
CapitalSource Holdings LLC

      We have audited the accompanying consolidated balance sheets of CapitalSource Holdings LLC (“CapitalSource Holdings”) as of December 31, 2002 and 2001, and the related consolidated statements of operations, members’ equity and cash flows for the years then ended and for the period from September 7, 2000 (inception) through December 31, 2000. These financial statements are the responsibility of CapitalSource Holdings’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CapitalSource Holdings LLC at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years then ended and for the period from September 7, 2000 (inception) through December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

McLean, Virginia
February 19, 2003

CAPITALSOURCE HOLDINGS LLC

CONSOLIDATED BALANCE SHEETS

($ in thousands)

	December 31,

	2002	2001

ASSETS
Cash and cash equivalents	$49,806	$21,150
Restricted cash	28,873	6,445
Loans:
Loans	1,073,680	394,272
Less deferred fees, net	(30,316)	(10,746)
Less allowance for loan losses	(6,688)	—

Loans, net	1,036,676	383,526
Investments in equity interests	23,670	11,893
Deferred financing fees, net	11,214	2,440
Property and equipment, net	5,087	2,139
Other assets	5,279	2,049

Total assets	$1,160,605	$429,642

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Commercial paper conduit credit facility	$240,501	$207,104
Asset securitizations	428,585	—
Accounts payable and other liabilities	15,803	6,932
Due diligence deposits	2,034	480

Total liabilities	686,923	214,516
Members’ equity:
Preferred members’ equity	—	215,024
Common members’ equity (101,000,000 units authorized and 99,289,800 and 0 units outstanding, respectively)	544,918	—
Receivable from common members	(71,153)	—
Employees’ units	—	102
Accumulated other comprehensive loss	(83)	—

Total members’ equity	473,682	215,126

Total liabilities and members’ equity	$1,160,605	$429,642

See accompanying notes.

CAPITALSOURCE HOLDINGS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per unit and per share data)

			Period from
	Year Ended December 31,		September 7, 2000
			(Inception) through
	2002	2001	December 31, 2000

Net interest and fee income:
Interest	$73,591	$21,915	$2,478
Fee income	17,512	4,553	217

Total interest and fee income	91,103	26,468	2,695
Interest expense	14,416	4,286	295

Net interest and fee income	76,687	22,182	2,400
Provision for loan losses	6,688	—	—

Net interest and fee income after provision for loan losses	69,999	22,182	2,400
Operating expenses:
Compensation and benefits	22,724	10,744	1,624
Other administrative expenses	10,871	4,845	901

Total operating expenses	33,595	15,589	2,525
Other income (expense):
Diligence deposits forfeited	1,844	371	63
Gain (loss) on equity interests	3,573	(135)	—
Loss on derivatives	(954)	(37)	—
Other income	715	—	—

Total other income	5,178	199	63

Net income (loss)	$41,582	$6,792	$(62)

Unaudited pro forma income taxes(1)	16,217

Unaudited pro forma net income (loss)(1)	$25,365

Net income (loss) per unit:
Basic	$0.43	$0.07	$(0.00)
Diluted	$0.42	$0.07	$(0.00)
Unaudited pro forma net income per share:
Basic(1)	$0.26
Diluted(1)	$0.25
Average units outstanding:
Basic(2)	97,701,088	97,246,279	97,016,588
Diluted(2)	99,728,331	99,336,235	99,288,600
Pro forma common shares outstanding:
Basic(2)	97,701,088
Diluted(2)	99,728,331

(1)	Adjusted to reflect results from our reorganization as a “C” corporation. As a limited liability company, all income taxes were paid by the members. As a “C” corporation, CapitalSource Inc. will be responsible for the payment of all federal and state corporate income taxes. The unaudited pro forma provision for income taxes represents a combined federal and state effective tax rate of 39%. This rate comprises an effective federal tax rate of 35% (the top marginal rate) and a combined state tax rate of 6.2% which is our estimate of the average state tax rate we will pay based on the mix and volume of business we do in the states and the relevant apportionment factors for those states. Because we expect our income to be in the maximum bracket, we expect to pay taxes at the highest marginal rate in each state where we are required to pay tax. After giving effect to the deductibility of state taxes at the federal level, the effective state tax rate is 4% and is added to the federal tax rate to determine the combined, effective rate.

(2)	Adjusted to reflect the recapitalization that took place on August 30, 2002 as if it occurred on September 7, 2000 (inception).

See accompanying notes.

CAPITALSOURCE HOLDINGS LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

($ in thousands)

			Receivable		Accumulated
	Preferred	Common	from		Other	Total
	Members’	Members’	Common	Employees’	Comprehensive	Members’
	Equity	Equity	Members	Units	Loss	Equity

Total members’ equity as of September 7, 2000 (inception)	$—	$—	$—	$—	$—	$—
Net loss	(62)	—	—	—	—	(62)
Members’ equity contributions	97,757	—	—	—	—	97,757
Equity raising costs	(995)	—	—	—	—	(995)

Total members’ equity as of December 31, 2000	96,700	—	—	—	—	96,700
Net income	6,792	—	—	—	—	6,792
Members’ equity contributions	111,906	—	—	—	—	111,906
Equity raising costs	(374)	—	—	—	—	(374)
Amortization of compensatory options	—	—	—	102	—	102

Total members’ equity as of December 31, 2001.	215,024	—	—	102	—	215,126
Net income	29,900	11,682	—	—	—	41,582
Other comprehensive loss:
Unrealized losses on available-for-sale securities	—	—	—	—	(83)	(83)

Total comprehensive income						41,499
Issuance of units to investors in recapitalization	—	161,153	(161,153)	—	—	—
Conversion of preferred equity and employee units to common equity	(374,073)	376,186	—	(2,113)	—	—
Members’ equity contributions	140,154	—	90,000	—	—	230,154
Members’ distributions	(11,000)	(4,200)	—	—	—	(15,200)
Equity raising costs	(5)	—	—	—		(5)
Amortization of compensatory options	—	97	—	135	—	232
Exercise of options	—	—	—	1,876	—	1,876

Total members’ equity as of December 31, 2002	$—	$544,918	$(71,153)	$—	$(83)	$473,682

See accompanying notes.

CAPITALSOURCE HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

			Period from
	Year Ended December 31,		September 7, 2000
			(Inception) through
	2002	2001	December 31, 2000

Operating activities:
Net income (loss)	$41,582	$6,792	$(62)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of compensatory options	232	102	8
Amortization of deferred fees	(11,518)	(2,411)	(162)
Provision for loan losses	6,688	—	—
Amortization of deferred financing fees	2,259	886	206
Depreciation and amortization	963	472	95
(Gain) loss on investments in equity interests	(3,573)	135	—
Loss on derivatives	954	37	—
Increase in other assets	(1,870)	(469)	(1,816)
Increase in accounts payable and other liabilities	9,171	6,355	569
Increase in due diligence deposits	1,554	253	227

Cash provided by (used in) operating activities	46,442	12,152	(935)
Investing activities:
Increase in restricted cash	(22,428)	(5,701)	(744)
Net increase in loans	(646,641)	(298,941)	(82,012)
Investments in equity interests	(8,287)	(3,138)	(8,890)
Acquisition of property and equipment	(3,906)	(1,888)	(582)

Cash used in investing activities	(681,262)	(309,668)	(92,228)
Financing activities:
Members’ contributions, net	230,149	111,532	96,762
Distributions to members	(15,200)	—	—
Proceeds from exercise of options	511	—	—
Borrowings on commercial paper conduit credit facility, net	33,434	198,816	8,251
Borrowings of asset securitizations	495,378	—	—
Repayments of asset securitizations	(69,763)	—	—
Payment of deferred financing fees	(11,033)	(883)	(2,649)

Cash provided by financing activities	663,476	309,465	102,364

Increase in cash and cash equivalents	28,656	11,949	9,201
Cash and cash equivalents at beginning of period	21,150	9,201	—

Cash and cash equivalents at end of period	$49,806	$21,150	$9,201

Supplemental Information:
Interest paid	$11,549	$3,636	$240

See accompanying notes.

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization

      CapitalSource Holdings LLC (“CapitalSource Holdings”), a limited liability company, was formed under the laws of the State of Delaware on September 7, 2000. CapitalSource Holdings is a commercial finance company that provides a broad array of financial products to businesses. CapitalSource Holdings provides financing solutions using one or more of the following products:

•	Senior Secured Term Loans — secured by a priority lien on assets;

•	Asset-based Revolvers — secured by accounts receivable, inventory, equipment, real estate, and/or other assets;

•	Mezzanine Term Loans — subordinated loans, or loans that exceed senior lending coverage formulas;

•	Mortgages — non-traditional, short-term real estate loans; and

•	Private Equity Co-Investments — opportunistic equity investments, typically in conjunction with a debt relationship and other equity investors.

      CapitalSource Holdings is the parent company of the following significant wholly owned subsidiaries: CapitalSource Finance LLC (“CapitalSource Finance”), CapitalSource Funding LLC (“CapitalSource Funding”), CapitalSource Acquisition Funding LLC (“Acquisition Funding”), CapitalSource Commercial Loan Trust 2002-1 (“Trust 2002-1”), CapitalSource Commercial Loan Trust 2002-2 (“Trust 2002-2”), CapitalSource Analytics LLC (“CapitalSource Analytics”) and CapitalSource Mortgage Finance LLC (“CapitalSource Mortgage Finance”).

      CapitalSource Finance is the primary operating subsidiary of CapitalSource Holdings and conducts the lending business of CapitalSource Holdings. CapitalSource Funding purchases loans from CapitalSource Finance and pledges those loans as collateral on borrowings under one of its commercial paper conduit credit facilities. Acquisition Funding purchased a portfolio of loans from CapitalSource Finance and pledged those loans as collateral for borrowings under one of its commercial paper conduit credit facilities. Trust 2002-1 and Trust 2002-2 are single-purpose bankruptcy remote subsidiaries established to complete asset securitization transactions. CapitalSource Analytics conducts underwriting and due diligence functions. CapitalSource Mortgage Finance acts as an agent for the United States Department of Housing and Urban Development for the origination and servicing of federally insured mortgage loans to healthcare providers.

      CapitalSource Holdings’s operating agreement provides that it will be dissolved on or before June 28, 2007. A majority of the members have the right to dissolve CapitalSource Holdings at any time prior to a liquidity event and after June 28, 2005.

      Members’ liability is limited to the capital they have contributed to CapitalSource Holdings.

(2) Summary of Significant Accounting Policies

     Principles of Consolidation

      The consolidated financial statements include the accounts of CapitalSource Holdings and its wholly owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

     Cash and Cash Equivalents

      CapitalSource Holdings considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

     Loans

      Loans are recorded at cost, net of deferred fees and the allowance for loan losses. The balance of loans includes accrued interest.

     Allowance for Loan Losses

      The allowance for loan losses is maintained at the amount estimated to be sufficient to absorb probable losses, net of recoveries, inherent in the loan portfolio as of period end. Using an internally-developed loan reserve matrix, management assigns a reserve factor to each loan in the portfolio. The assigned reserve factor dictates the percentage of the total outstanding loan balance to be provided for as an allowance for loan losses. The actual determination of a given loan’s reserve factor is a function of three elements:

•	the type of loan, for example, whether the loan is underwritten based on the borrower’s assets, real estate or cash flow;

•	whether the loan is senior or subordinated; and

•	the internal credit rating assigned to the loan.

      The internal credit ratings assigned to loans are continuously evaluated and adjusted to reflect the current credit risk of the borrower. The reserve factors are primarily based on historical industry loss statistics adjusted for our own credit experience and economic conditions.

      Specific allowances for loan losses are established for impaired loans based on a comparison of the recorded carrying value of the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral. Loans are charged off against the allowance when realization from the sale of the collateral or the enforcement of guarantees is not expected. As of December 31, 2002 and 2001, there were no specific allowances for loan losses.

      Prior to the adoption of our current loan loss methodology adopted in December 2002, we used the following loan loss methodology. In evaluating the adequacy of the allowance, we considered trends in past-due accounts, historical charge-off and recovery rates, credit risk indicators, economic conditions, on-going credit evaluations, overall portfolio size, average client balances, excess collateral and underwriting policies, among other items. We performed an account-by-account review to identify loans to be specifically provided for and charged off.

      Based on our analysis of our portfolio and lack of delinquent and nonperforming loans as well as the fact that our portfolio was not seasoned, we concluded as of December 31, 2001, that our allowance for loan losses should be zero. The application of the reserve matrix approach described above was developed during the year ended December 31, 2002 to address the increased risk in our loan portfolio and to quantify the probable losses inherent in the loan portfolio.

     Investments in Equity Interests

      CapitalSource Holdings acquires investments in common stock, preferred stock, warrants, and options to buy such equity interests (“equity interests”) both through direct purchases and in connection with lending activities.

      Purchased equity interests in non-public entities are accounted for under the equity method if CapitalSource Holdings’s ownership position is large enough to influence the operating and financial policies of the entity. This is generally presumed to exist when CapitalSource Holdings owns between 20% and 50% of the investee. However, CapitalSource Holdings accounts for the 7.5% interest in MedCap Properties, LLC under the equity method of accounting as required by Emerging Issues Task Force Issue

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No. D-46, Accounting for Limited Partnership Investments, because it has a greater than 5% member interest in MedCap Properties, LLC. If CapitalSource Holdings’s ownership position is too small to provide such influence, the cost method is used to account for the equity interest.

      Purchased equity interests in publicly traded entities are accounted for as available-for-sale securities and recorded at fair market value with changes in fair value reflected as other comprehensive income in the consolidated statement of members’ equity in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities.

      Equity interests received in connection with lending arrangements are typically warrants and options to purchase shares of common stock or other equity interests from the client. These equity interests are initially recorded at estimated fair value. Such fair values are determined using various valuation models that attempt to estimate CapitalSource Holdings’s share of the underlying equity value of the associated entity. These estimates may reflect discounts for exercise restrictions or other terms that could impact value. CapitalSource Holdings performs quarterly reviews of all equity interests to identify, measure, and record any subsequent changes to the fair value. To determine the fair value of equity interests, CapitalSource Holdings utilizes quoted market prices for public entities and valuation tools including financial statements, budgets, and business plans as well as qualitative factors for non-public entities. Unrealized gains and losses as a result of the changes in estimated fair values of equity interests are recorded in other income in the statement of operations or other comprehensive income, as appropriate. Realized gains or losses resulting from the sale of equity interests are included in the other income in the consolidated statement of operations.

      As of December 31, 2002 and 2001, there are no future performance obligations for equity interests. Equity interests that are not fully exercisable upon the date of receipt become exercisable upon the passage of time.

      In certain lending arrangements, CapitalSource Holdings receives equity interests without any payment of cash as part of the overall loan transaction. The carrying value of the related loan is adjusted to reflect an original issue discount equal to the value ascribed to the equity interest. Such original issue discount is accreted to fee income over the estimated life of the loan in accordance with CapitalSource Holdings’s policy.

      As a result of various exercise, redemption, or other liquidation provisions commonly associated with these warrants and options, they are generally considered derivatives under the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. In accordance with SFAS No. 133, equity interests qualifying as derivatives are carried at fair value with related valuation adjustments reflected as loss (gain) on derivatives in the consolidated statement of operations.

      Our share of earnings and losses in equity investees are included in gain (loss) on equity interests in the consolidated statement of operations. However, we include income from our investment in MedCap Properties, LLC in interest income, because we receive a guaranteed distribution of 12% per annum on this investment for the first five years. Any amounts received in excess of the guaranteed 12% return are applied against the carrying value of the equity interest.

     Investment Impairment

      CapitalSource Holdings’s investments in equity interests are comprised of investments accounted for at fair value, investments accounted for using the cost method of accounting and investments accounted for using the equity method of accounting. A judgmental aspect of accounting for equity interests involves determining whether an other-than-temporary decline in value of the investment has been sustained. If it has been determined that an equity interest has sustained an other-than temporary decline in its value, the

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

equity interest is written down to its fair value, by a charge to earnings. Such evaluation is dependent on the specific facts and circumstances. Factors that are considered by CapitalSource Holdings in determining whether an other-than temporary decline in value has occurred include: the market value of the security in relation to its cost basis; the financial condition of the investee; and the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment.

      In evaluating the factors above for available-for-sale securities, management presumes a decline in value to be other-than-temporary if the quoted market price of the security is 20% or more below the investment’s cost basis for a period of six months or more (the 20% criteria) or the quoted market price of the security is 50% or more below the security’s cost basis at any quarter end (the 50% criteria). However, the presumption of an other-than temporary decline in these instances may be overcome, if there is persuasive evidence indicating that the decline is temporary in nature. Additionally, there may be instances where impairment losses are recognized even if the 20% and 50% criteria are not satisfied.

      For equity interests accounted for using the cost or equity method of accounting, management evaluates information such as budgets, business plans, and financial statements in addition to quoted market price, if any, in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses and credit defaults. This list is not inclusive, and management weighs all quantitative and qualitative factors in determining whether an other-than-temporary decline in value exists.

     Deferred Financing Fees

      Deferred financing fees represent fees and other direct incremental costs incurred in connection with CapitalSource Holdings’s borrowings. These amounts are amortized into the consolidated statement of income as interest expense ratably over the contractual term of the borrowing on a method that approximates the effective interest method.

     Property and Equipment

      Property and equipment are stated at cost and depreciated or amortized using the straight-line method over the following estimated useful lives:

Leasehold improvements	Remaining lease term
Computer software and web development costs	3 years
Equipment	5 years
Furniture	7 years

      In accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, CapitalSource Holdings capitalizes internal computer software costs incurred during the application development stage. Such capitalized costs are included in computer software. Computer software costs incurred prior to or subsequent to the application development stage are charged to expense as incurred.

     Interest and Fee Income Recognition

      Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. Amortizing term loans, original issue discounts and loan fees, net of direct costs of origination, are amortized into fee income using the effective interest method over the contractual life of the loan. Revolving lines of credit and nonamortizing term loans, original issue discounts and loan fees, net of direct costs of origination, are amortized into fee income using the straight-line method over the contractual life

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of the loan. Fees due at maturity are recorded using the straight-line method over the contractual life of the loan to the extent that such amounts are expected to be collected.

      If a loan is 90 days or more past due, or the borrower is not expected to be able to service its debt and other obligations, the loan will be placed on non-accrual status. When a loan is placed on non-accrual status, interest receivable previously recognized as income is reversed and the recognition of interest income on that loan will stop until factors indicating doubtful collection no longer exist and the loan has been brought current. We will make exceptions to this policy if the loan is well secured and in the process of collection.

     Derivative Instruments

      SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies to recognize all of their derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

      For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated as and qualify as cash flow hedges (i.e., hedging of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability), the gain or loss on the derivative instrument is recorded in either current period earnings, if the hedged item is an over hedge, or in other comprehensive income. For derivative instruments not designated or qualifying as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

      For derivative instruments designated as a hedge, initial assessments are made as to whether the hedging relationship is expected to be highly effective and periodic effectiveness tests are performed. The fair value hedges entered into during the year ended December 31, 2002 were highly effective. Ineffectiveness was not significant.

     Income Taxes

      CapitalSource Holdings is organized as a limited liability company. Income taxes are the responsibility of the individual members; therefore the statement of operations does not include any provision for income taxes.

     Stock-Based Compensation

      CapitalSource Holdings accounts for its stock-based compensation plan under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related Interpretations. In accordance with APB 25, compensation cost is recognized for CapitalSource Holdings’s unit options granted to employees where the exercise price is less than the market price of the underlying unit on the date of grant. Such expense is recognized on a ratable basis over the related vesting period of the award. The following table illustrates the effect on net income (loss) and net income (loss) per unit as if CapitalSource Holdings had applied the fair value

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation,to stock-based compensation ($ in thousands, except per unit and per share data):

	Year Ended		Period from
	December 31,		September 7, 2000
			(Inception) through
	2002	2001	December 31, 2000

Net income (loss) as reported	$41,582	$6,792	$(62)
Add back: Stock-based compensation expense included in reported net income (loss)	224	102	—
Deduct: Total stock-based compensation expense determined under fair value-based method for all awards	(581)	(270)	(1)

Pro forma net income (loss)	$41,225	$6,624	$(63)

Net income (loss) per unit or share:
Basic—as reported	$0.43	$0.07	$0.00

Basic—pro forma	$0.42	$0.07	$0.00

Diluted—as reported	$0.42	$0.07	$0.00

Diluted—pro forma	$0.41	$0.07	$0.00

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended		Period from
	December 31,		September 7, 2000
			(Inception) through
	2002	2001	December 31, 2000

Dividend yield	—	—	—
Expected volatility	30%	30%	30%
Risk-free interest rate	4.3%	5.0%	5.7%
Expected life	6 years	6 years	6 years

The pro forma net effect of the total stock-based compensation expense determined under fair value-based method for all awards may not be representative of future disclosures because the estimated fair value of options is amortized to expense over the vesting period, and additional options may be granted in future years.

     Bonuses

      Bonuses are accrued ratably over the annual performance period in accordance with APB Opinion No. 28, Interim Financial Reporting.

     Marketing

      Marketing costs, including advertising, are expensed as incurred.

     Use of Estimates

      The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reported in the consolidated financial statements and accompanying notes. Significant estimates include the valuation of equity interests and the allowance for loan losses. Actual results could differ from those estimates.

     Segment Reporting

      SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires that a public business enterprise report financial and descriptive information about its reportable operating segments including a measure of segment profit or loss, certain specific revenue and expense items, and segment assets.

      CapitalSource Holdings operates as a single business segment and, therefore, this statement is not applicable. Because its clients require customized and sophisticated debt financing, CapitalSource Holdings has created three lending groups to develop the industry experience required to structure loans that reflect the particular credit and security characteristics required by different types of clients. However, CapitalSource Holdings manages its lending business as a whole rather than by lending group. CapitalSource Holdings does not allocate resources to specific lending groups based on their individual or relative performance.

     New Accounting Pronouncements

      In November 2002, FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN 45. FIN 45 requires a guarantor to recognize a liability at the inception of the guarantee for the fair value of the obligation undertaken in issuing the guarantee and include more detailed disclosure with respect to guarantees. The types of contracts we enter into that meet the scope of this interpretation are standby letters of credit on behalf of borrowers. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of this accounting pronouncement is not expected to have a material effect on our consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, or FIN 46. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of this accounting pronouncement is not expected to have a material effect on our consolidated financial statements.

     Reclassifications

      Certain amounts in prior period’s consolidated financial statements have been reclassified to conform to the current year presentation.

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Restricted Cash

      Restricted cash as of December 31, 2002 and 2001 was as follows ($ in thousands):

	December 31,

	2002	2001

Interest collections on loans pledged to Credit Facility (see note 7)	$4,200	$4,749
Collateral for letters of credit issued for the benefit of a client	6,622	1,696
Principal and interest collections on loans held by Trust 2002-1 (see note 7)	6,595	—
Principal and interest collections on loans held by Trust 2002-2 (see note 7)	7,942	—
Client holdbacks and escrows	3,514	—

Total	$28,873	$6,445

      For the interest collections related to the Credit Facility, Trust 2002-1, and Trust 2002-2, each month after deducting interest rate swap payments, interest payable, and servicing fees, the remaining restricted cash is returned to CapitalSource Holdings and becomes unrestricted at that time.

(4) Allowance for Loan Losses

      Activity in the allowance for loan losses for the years ended December 31, 2002 and 2001 and the period from September 7, 2000 (inception) to December 31, 2000 was as follows ($ in thousands):

	Year Ended		Period from
	December 31,		September 7, 2000
			(Inception) through
	2002	2001	December 31, 2000

Balance as of beginning of year	$—	$—	$—
Provision for loan losses	6,688	—	—
Charge-offs	—	—	—

Balance as of end of year	$6,688	$—	$—

(5) Investments in Equity Interests

      Investments in equity interests as of December 31, 2002 and 2001 ($ in thousands) were as follows:

		December 31, 2002			December 31, 2001

		Carrying	Percentage		Carrying	Percentage
	Investment	Value	Ownership	Investment	Value	Ownership

Investments accounted for under the equity method:
Medcap Properties, LLC	8,000 class A units	$7,562	7.5%		$7,838	7.5%
Tremont Realty Capital LLC	preferred shares	517	25.0%		—	—

Total investments accounted for under the equity method		8,079			7,838
Investments carried at cost:
Arsenal Capital Partners Qualified Purchasers Fund LP	limited partnership interests	1,890	4.8%		—	—
HealthSTAR Communications, Inc.	429,103 class 1 series A preferred stock	473	1.2%	346,549 class 1 series A preferred stock	340	1.4%

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		December 31, 2002			December 31, 2001

		Carrying	Percentage		Carrying	Percentage
	Investment	Value	Ownership	Investment	Value	Ownership

Interdynamics Holdings, Inc.	20,000 common stock and senior preferred stock	2,000	10.6%		—	—
Kid’s Line, LLC	2,780 class E common units	28	2.9%		—	—
Lakeland Holdings, LLC	501,541 class C and D preferred and common units	773	1.4%	501,541 class C and D preferred and common units	773	1.4%
Printing Solutions Holdings LLC	250,692 junior preferred and common units	255	2.2%		—	—
Town Sports International, Inc.	23,000 series A-1 and A-2 common stock	2,518	1.7%	16,000 series A-1 and A-2 common stock	1,600	1.2%
Total investments carried at cost		7,937			2,713
Investments carried at fair value:
Investment available-for-sale:
Acorn Products, Inc.	233,354 common stock	586	5.0%		—	—
Warrants:
APS Healthcare, Inc.	859,409 warrants to purchase common stock	134	3.0%		346	3.0%
Aspen Educational Group, Inc.	506,176 warrants to purchase common stock	100	1.3%		—	—
Blades Board and Skate, L.L.C.	warrants to purchase class II membership interests	—	7.0%	warrants to purchase class II membership interests	50	4.5%
CIG International, LLC	1 warrant to purchase member interests	51	5.0%	1 warrant to purchase member interests	54	5.0%
Cohr, Inc.	10 warrants to purchase common stock	300	1.0%		—	—
Encore Medical Corporation	1,648,960 warrants to purchase common stock	3,473	8.3%		—	—
Enduracare Therapy Management, Inc.	75,000 warrants to purchase class A common stock	95	0.8%		—	—
Fetco Holding Corporation	72,185 warrants to purchase common stock	—	5.0%		—	—
HealthSTAR Communications, Inc.	312,924 warrants to purchase common stock	383	1.4%	312,924 warrants to purchase common stock	3	1.4%
Interdynamics Holdings, Inc.	3,735 warrants to purchase common stock	954	1.5%		—	—
Kid’s Line, LLC	2,220 warrants to purchase class F units	646	3.0%		—	—
National Waste Services, Inc.	129,430 warrants to purchase classes A, B, C, D, and E of preferred and common stock	172	4.0%	129,430 warrants to purchase classes A, B, C, D, and E of preferred and common stock	49	2.5%
Opticare Health Systems, Inc.	250,000 warrants to purchase common stock	75	2.2%		—	—
PCM3, Inc.	24,113,255 warrants to purchase common stock	—	7.0%	24,113,255 warrants to purchase common stock	209	7.0%
Psychiatric Solutions, Inc.	20,766 warrants to purchase common stock	47	0.3%	15,010 warrants to purchase common stock	60	0.5%

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		December 31, 2002			December 31, 2001

		Carrying	Percentage		Carrying	Percentage
	Investment	Value	Ownership	Investment	Value	Ownership

Strategic Decisions Group	175 warrants to purchase common stock	—	—	175 warrants to purchase common stock	67	17.5%
V.S.M. Holdings, LLC	46,667 warrants to purchase common units	351	0.7%	46,667 warrants to purchase common units	448	0.7%
Total investments carried at fair value		7,367			1,286
Other		287	—		56	—

Total		$23,670			$11,893

      As of December 31, 2002, CapitalSource Holdings is committed to purchase $1.6 million of additional Arsenal Capital Partners Qualified Purchaser Fund LP limited partnership interests. Subject to meeting certain performance targets, CapitalSource Holdings is committed to contribute capital up to $0.5 million over the next two years to Tremont Realty Capital LLC.

      Each warrant is convertible into one equity share or unit. Certain investments in equity interests are subject to clawback or put/call right provisions. The investment and carrying value information is net of any restrictions related to the warrant or underlying shares/units.

(6) Property and Equipment

      Property and equipment as of December 31, 2002 and 2001 were as follows ($ in thousands):

	December 31,

	2002	2001

Equipment	$2,049	$1,111
Computer software and web development costs	1,172	773
Furniture	1,266	366
Leasehold improvements	1,877	213
Accumulated depreciation and amortization	(1,277)	(324)

Total	$5,087	$2,139

(7) Borrowings

     Commercial Paper Conduit Credit Facility

      In October 2000, CapitalSource Holdings entered into a $150.0 million loan certificate and servicing agreement (the “Credit Facility”) with Wachovia Securities LLC (“Wachovia Securities”), formerly known as First Union Securities, Inc., as administrative agent, and Variable Funding Capital Corporation. In October 2001, the Credit Facility was amended to increase the facility amount to $250.0 million and extend the termination date to October 1, 2004. In April 2002, the Credit Facility was amended to increase the facility amount to $425.0 million, extend the termination date to April 24, 2005, and add another lender. In November 2002, the Credit Facility was amended to increase the facility amount to $475.0 million and to add another lender. As of December 31, 2002, loans with principal balances outstanding of $536.0 million and Series 2002-1 Class C and D notes (see Asset Securitization Transactions below) totaling $20.6 million and $27.5 million, respectively, were pledged as collateral for the Credit Facility.

      In connection with the Credit Facility, CapitalSource Holdings formed a wholly owned subsidiary, CapitalSource Funding LLC, a single-purpose bankruptcy remote entity, to purchase qualifying loans from

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CapitalSource Holdings, which are subsequently pledged under the Credit Facility. The amount outstanding under the Credit Facility may not exceed 75% of the principal amount of the pledged loans.

      Interest on the Credit Facility accrues at the commercial paper rate, as defined by each lender, plus 1.15%.

     Asset Securitization Transactions

      In May 2002, CapitalSource Holdings completed a $227.1 million asset securitization transaction. In conjunction with the transaction, CapitalSource Holdings established CapitalSource Commercial Loan Trust 2002-1 (“Trust 2002-1”), a single-purpose bankruptcy remote subsidiary, and contributed $275.3 million in loans, or portions thereof, to Trust 2002-1. Subject to the satisfaction of certain conditions, CapitalSource Holdings will remain servicer of the loans. Simultaneously with the initial contribution, Trust 2002-1 issued $172.1 million of Class A notes and $55.1 million of Class B notes to institutional investors. A subsidiary of CapitalSource Holdings retained $20.6 million of Class C notes and $27.5 million of Class D notes. The Class A and B notes carry an interest rate of one-month LIBOR plus 0.50% and 1.50%, respectively. The notes are collateralized by all or portions of 62 of CapitalSource Holdings’s commercial loans. The Class A and B notes are expected to mature on November 20, 2004 and March 20, 2005, respectively. The contribution of the loans to Trust 2002-1 and the related sale of notes by Trust 2002-1 have been treated as a financing arrangement by CapitalSource Holdings under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”). Repayments received on the loans are first applied to the Class A notes, and then to the Class B notes. As required by the terms of Trust 2002-1, CapitalSource Holdings has entered into interest rate swaps to mitigate the related interest rate risk (see Note 15). As of December 31, 2002, total borrowings outstanding under the asset securitization were $184.2 million.

      In October 2002, CapitalSource Holdings completed a $268.5 million asset securitization transaction. In conjunction with the transaction, CapitalSource Holdings established CapitalSource Commercial Loan Trust 2002-2 (“Trust 2002-2”), a single-purpose bankruptcy remote subsidiary, and contributed $325.5 million in loans (or portions thereof) to Trust 2002-2. Subject to the satisfaction of certain conditions, CapitalSource Holdings will remain servicer of the loans. Simultaneously with the initial contribution, Trust 2002-2 issued $187.2 million of Class A notes, $48.8 million of Class B notes, and $32.5 million of Class C notes to institutional investors. A subsidiary of CapitalSource Holdings retained $24.4 million of Class D notes and $32.6 million of Class E notes. The Class A, B and C notes carry an interest rate of one-month LIBOR plus 0.55%, 1.25%, and 2.10%, respectively. The notes are backed by all or portions of 68 of CapitalSource Holdings’s commercial loans. The Class A, B and C notes are expected to mature on May 20, 2005, August 20, 2005, and January 20, 2006, respectively. The contribution of the loans to Trust 2002-2 and the related sale of notes by Trust 2002-2 have been treated as a financing arrangement by CapitalSource Holdings under SFAS No. 140. Repayments received on the loans are first applied to the Class A notes, then to the Class B notes, and then to the Class C notes. As required by the terms of Trust 2002-2, CapitalSource Holdings has entered into interest rate swaps and caps to mitigate the related interest rate risk (see Note 15). As of December 31, 2002, total borrowings outstanding under the asset securitization were $241.6 million.

     Interest Expense

      The weighted average interest rates on all of CapitalSource Holdings’s borrowings, including amortization of deferred finance costs, for the years ended December 31, 2002 and 2001 and the period from September 7, 2000 (inception) through December 31, 2000 were 3.7%, 6.2%, and 32.7%, respectively.

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

     Covenants

      CapitalSource Finance LLC, a wholly owned subsidiary of CapitalSource Holdings, services loans collateralizing the commercial paper conduit credit facility and asset securitizations and must meet various financial and non-financial covenants. The notes under Trust 2002-1 and Trust 2002-2 include accelerated amortization provisions that require cash flows to be applied to pay the noteholders if the notes remain outstanding beyond the stated maturity dates. Failure to meet the covenants could result in the servicing to be transferred to a subservicer.

      The expected maturity dates shown above are based on the contractual maturities of the underlying loans held by the securitization trust and an assumed constant prepayment rate of 10%. If the underlying loans experience delinquencies or have their maturity dates extended, the interest payments collected on them to repay the notes may be delayed. The notes under Trust 2002-1 and Trust 2002-2 asset securitizations include accelerated amortization provisions that require cash flows to be applied first to fully pay the noteholders if the notes remain outstanding beyond the stated maturity dates. If the accelerated amortization provisions are imposed, CapitalSource Holdings would receive no cash flows from the asset securitization on our retained notes until the notes senior to ours are retired.

(8) Members’ Equity

      From September 7, 2000 (inception) through August 30, 2002, there were three classes of interests in CapitalSource Holdings: preferred interests, common interests and employee units. On August 30, 2002, CapitalSource Holdings completed a recapitalization, pursuant to which all preferred interests and employee units were converted into common interests (“Units”). The recapitalization transferred ownership interests from the preferred interest holders to the holders of common interest and employee units, eliminated certain preferred return provisions to the preferred interest holders, and reduced the capital commitments of the members from $542.4 million to $511.0 million.

      As of December 31, 2002, the members had contributed capital of $439.8 million and are committed to fund an additional $71.2 million. The executive managers of CapitalSource Holdings may call any or all of the members’ unpaid contributions on a monthly basis by giving notice on the first business day of any given month and requiring payment no earlier than the 15th day of such month.

      Prior to August 30, 2002, net income was allocated to preferred interest members pro rata in accordance with their respective capital contributions. Subsequent to August 30, 2002, net income is allocated to members pro rata in accordance with their respective Units outstanding.

      In January and February 2003, members contributed their remaining committed capital of $71.2 million for Units issued on August 30, 2002 as part of the recapitalization.

(9) Option Plan

      In November 2000, CapitalSource Holdings adopted the CapitalSource Holdings LLC 2000 Equity Incentive Plan (the “Equity Incentive Plan”). The Equity Incentive Plan was amended and restated in connection with the recapitalization on August 30, 2002. As of December 31, 2002, CapitalSource Holdings had reserved 4.0 million Units for grants, of which 3.7 million have been issued. Additionally, CapitalSource Holdings has an option to acquire 0.1 million Units from the Chief Executive Officer and the president if certain options are exercised by two employees. Options issued under the Equity Incentive Plan are generally immediately exercisable, but the exercised units are subject to forfeiture provisions over a four-year period following the grant date, and expire ten years from the grant date. CapitalSource Holdings has the ability to repurchase Units owned by employees, resulting from the exercise of options, upon an employee’s termination from CapitalSource Holdings.

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Option activity for the years ended December 31, 2002 and 2001 and the period from September 7, 2000 (inception) through December 31, 2000 was as follows:

		Weighted
		Average
	Options	Exercise Price

Outstanding as of September 7, 2000 (inception)	—	$—
Granted	846,000	0.01
Exercised	(813,500)	0.01
Forfeited	—	—

Outstanding as of December 31, 2000.	32,500	0.01
Granted	1,894,750	1.20
Exercised	(380,500)	0.28
Forfeited	—	—

Outstanding as of December 31, 2001.	1,546,750	1.40
Granted	944,500	6.22
Exercised	(1,168,300)	1.55
Forfeited	(6,750)	1.51

Outstanding as of December 31, 2002.	1,316,200	$4.76

	Options Outstanding			Options Exercisable

	Number	Weighted Average		Number
	Outstanding	Remaining		Exercisable
Range of	as of	Contractual Life	Weighted Average	as of	Weighted Average
Exercise Price	December 31, 2002	(in years)	Exercise Price	December 31, 2002	Exercise Price

$0.01	17,500	7.44	$0.01	17,500	$0.01
0.24	22,500	8.40	0.24	22,500	0.24
0.34	53,500	8.71	0.34	53,500	0.34
1.50	354,200	8.86	1.50	354,200	1.50
2.50	100,000	9.46	2.50	100,000	2.50
2.57	75,500	9.23	2.57	75,500	2.57
2.97	20,000	9.46	2.97	20,000	2.97
3.00	25,000	6.50	3.00	25,000	3.00
3.56	110,500	9.51	3.56	110,500	3.56
8.52	198,000	9.90	8.52	198,000	8.52
9.00	339,500	10.00	9.00	339,500	9.00

$0.01 – $9.00	1,316,200	9.36	$4.76	1,316,200	$4.76

      For the years ended December 31, 2002 and 2001 and the period from September 7, 2000 (inception) through December 31, 2000, the weighted average estimated fair value at the date of grant for options granted was $1.60, $0.52, and $0.01, respectively.

(10) Employee Benefit Plan

      CapitalSource Holdings’s employees participate in the CapitalSource Finance LLC 401(k) Savings Plan (“Plan”), a defined contribution plan in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended. For the years ended December 31, 2002 and 2001 and the period from September 7, 2000 (inception) through December 31, 2000, CapitalSource Holdings made no contributions to the Plan other than under employee salary deferrals.

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(11) Comprehensive Income (Loss)

      Accumulated other comprehensive loss relates to the unrealized loss on an available-for-sale security and for the years ended December 31, 2002 and 2001 and the period from September 7, 2000 (inception) through December 31, 2000 was as follows ($ in thousands):

Balance as of September 7, 2000 (inception)	$—
Current-period change	—

Balance as of December 31, 2000	—
Current-period change	—

Balance as of December 31, 2001	—
Current-period change	(83)

Balance as of December 31, 2002	$(83)

(12) Net Income (Loss) Per Unit

      The computation of basic and diluted net income (loss) per unit for the years ended December 31, 2002 and 2001 and the period from September 7, 2000 (inception) through December 31, 2000 was as follows ($ in thousands, except per unit data):

			Period from
			September 7, 2000
	Year Ended December 31,		(Inception)
			Through
	2002	2001	December 31, 2000

Basic net income (loss) per unit:
Net income (loss)	$41,582	$6,792	$(62)
Average units—basic (1)	97,701,088	97,246,279	97,016,588
Basic net income (loss) per unit	$0.43	$0.07	$0.00

Diluted net income (loss) per unit:
Net income (loss)	$41,582	$6,792	$(62)
Average units—basic (1)	97,701,088	97,246,279	97,016,588
Effect of dilutive securities:
Option units	2,027,243	2,089,956	— (2)

Average units—diluted (1)	99,728,331	99,336,235	99,288,600

Diluted net income (loss) per unit	$0.42	$0.07	$0.00

(1)	Adjusted to reflect the recapitalization that took place on August 30, 2002 as if it occurred on September 7, 2000 (inception). For additional description of the recapitalization, see note 8.

(2)	Options units for the period from September 7, 2000 (inception) through December 31, 2000 are antidilutive.

(13) Commitments and Contingencies

      CapitalSource Holdings has non-cancelable operating leases for office space and office equipment. The leases expire over the next nine years and contain provisions for certain annual rental escalations.

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Future minimum lease payments under non-cancelable operating leases as of December 31, 2002 were as follows ($ in thousands):

2003	$1,433
2004	1,316
2005	1,269
2006	1,264
2007	1,231
Thereafter	5,480

Total	$11,993

(14) Related Party Transactions

      Wachovia Securities is the deal agent on the Credit Facility and the underwriter on the asset securitization transactions described in Note 7. Wachovia Bank, National Association (“Wachovia”) is the counterparty on the derivatives described in Note 15. Both entities are affiliates of a member.

  Loans or Investments Made to Portfolio Companies of Our Lead Investors and Directors

      We have from time to time in the past, and expect that we may from time to time in the future, make loans or invest in the equity securities of companies in which affiliates of our directors have interests. Prior to the closing of this offering, the disinterested members of the board of managers of CapitalSource Holdings were required to unanimously approve each transaction of this nature. Under our Principles of Corporate Governance, which will be effective upon the closing of this offering, our board of directors will be charged with considering these types of transactions, and none will be approved without the prior consent of all disinterested directors.

      CapitalSource Holdings sold a loan participation totaling $9.8 million to an affiliate of a member. As of December 31, 2002 and 2001, the loan participation totaled $8.4 million and $9.8 million, respectively. The loan participation was sold at par, therefore, no gain or loss was recorded as a result of the sale.

      CapitalSource Holdings committed to lend $9.0 million to a company whose loan is guaranteed by a company for which CapitalSource Holdings’s executive manager and officer serves as a member of the board of directors. As of December 31, 2002 and 2001, the amounts drawn under this facility were $6.2 million and $6.0 million, respectively. For the years ended December 31, 2002 and 2001, CapitalSource Holdings recognized interest and fee income related to this loan of $1.1 million and $0.4 million, respectively.

      CapitalSource Holdings committed to lend $22.5 million to a company that has an executive manager and officer of CapitalSource Holdings serving on its board of directors. As of December 31, 2002, 2001, and 2000, the amounts drawn under this agreement were $9.0 million, $6.0 million, and zero, respectively. For the years ended December 31, 2002 and 2001, and for the period from September 7, 2000 (inception) through December 31, 2000, CapitalSource Holdings recognized interest and fee income related to this loan of $1.9 million, $0.4 million, and $44,000, respectively.

      CapitalSource Holdings purchased a loan at par from a company that CapitalSource Holdings’s executive manager and officer serves as a member of the board of directors. As of December 31, 2002, $5.7 million was outstanding under this facility. For the year ended December 31, 2002, CapitalSource Holdings recognized interest and fee income related to this loan of $0.4 million.

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      From time to time, we have entered into transactions to lend or commit to lend to affiliates of our members. Management believes that these transactions, which were made with the consent of the disinterested members of CapitalSource Holdings board of managers, were made on terms comparable to other non-affiliated clients. As of December 31, 2002, CapitalSource Holdings had committed to lend $91.0 million to these affiliates of which $31.6 million is outstanding. These loans bear interest ranging from 5.0% to 11.5%. For the years ended December 31, 2002 and 2001 and for the period from September 7, 2000 (inception) to December 31, 2000, CapitalSource Holdings recognized $5.7 million, $1.2 million, and $0 in interest and fees respectively from these affiliates.

      CapitalSource Holdings lent $1.5 million to various senior executives to exercise options to purchase Units, of which $1.4 million was outstanding as of December 31, 2002. The loans bear interest at an annual rate of 5.25%, which was considered a fair market value rate at the time of the exercise, and are due December 31, 2006. For the year ended December 31, 2002, CapitalSource Holdings recognized interest of $63,000 related to these loans.

      CapitalSource Holdings subleased office space from a member under an operating lease. For the years ended December 31, 2002 and 2001, and for the period from September 7, 2000 (inception) to December 31, 2000, CapitalSource Holdings paid rent to the member of $0.1 million, $46,000, and $15,000, respectively.

      CapitalSource Holdings subleased office space from an entity on whose board of directors CapitalSource Holdings’s Chief Executive Officer sits. For the year ended December 31, 2001, and for the period from September 7, 2000 (inception) through December 31, 2000, CapitalSource Holdings paid rent under the operating lease of $0.3 million and $0.1 million, respectively. The sublease expired in 2001.

(15) Derivatives and Off Balance Sheet Financial Instruments

      In the normal course of business, CapitalSource Holdings utilizes various financial instruments to manage CapitalSource Holdings’s exposure to interest rate and other market risks. These financial instruments, which consist of derivative contracts and credit-related arrangements, involve, to varying degrees, elements of credit and market risk in excess of the amount recorded on the balance sheet in accordance with generally accepted accounting principles.

      Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in market prices may cause the value of a financial instrument to decrease or become more costly to settle. The contract/notional amounts of financial instruments, which are not included in the consolidated balance sheet, do not necessarily represent credit or market risk. However, they can be used to measure the extent of involvement in various types of financial instruments.

      CapitalSource Holdings manages credit risk of its derivatives and unfunded commitments by limiting the total amount of arrangements outstanding by an individual counterparty; by obtaining collateral based on management’s assessment of the client; and by applying uniform credit standards maintained for all activities with credit risk.

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Contract or notional amounts and the credit risk amounts for derivatives and off balance sheet financial instruments as of December 31, 2002 and 2001 were as follows ($ in thousands):

	December 31, 2002		December 31, 2001

	Contract or	Credit	Contract or	Credit
	Notional	Risk	Notional	Risk
	Amount	Amount	Amount	Amount

Derivatives Contracts:
Interest rate swaps	$508,824	$—	$22,900	$—
Interest rate caps	98,212	—	—	—

Total derivative contracts	$607,036	$—	$22,900	$—

Credit-related arrangements:
Commitments to extend credit	$562,994	$562,994	$186,600	$186,600
Commitments to extend standby letters of credit	34,510	34,510	400	400

Total credit-related arrangements	$597,504	$597,504	$187,000	$187,000

     Derivatives

      CapitalSource Holdings enters into various derivative contracts to manage interest rate risk. The objective is to manage interest rate sensitivity by modifying the characteristics of certain assets and liabilities to reduce the adverse effect of changes in interest rates.

      Interest rate swaps are contracts in which a series of interest rate cash flows, based on a specific notional amount and a fixed and floating interest rate are exchanged over a prescribed period. Caps and floors are contracts that transfer, modify, or reduce interest rate risk in exchange for the payment of a premium when the contract is issued.

      Derivatives instruments expose CapitalSource Holdings to credit and market risk. If the counterparty fails to perform, the credit risk is equal to the fair value gain of the derivative. When the fair value of a derivative contract is positive, this indicates the counterparty owes CapitalSource Holdings, and therefore, creates a repayment risk for CapitalSource Holdings. When the fair value of a derivative contract is negative, CapitalSource Holdings owes the counterparty and has no repayment risk. All interest rate swaps and interest rate cap agreements have Wachovia as the counterparty.

      Market risk is the adverse effect that a change in interest rates has on the value of a financial instrument. CapitalSource Holdings manages market risk by only using derivatives as hedges against existing assets and liabilities.

     Fair Value Hedges

      CapitalSource Holdings enters into interest rate swap agreements to hedge fixed-rate loans pledged as collateral for the asset securitizations and the Credit Facility. The interest rate swap agreements utilized by CapitalSource Holdings modify CapitalSource Holdings’s exposure to interest risk by converting CapitalSource Holdings’s fixed-rate loans to a floating rate. These agreements involve the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The purpose of CapitalSource Holdings’s interest rate hedging activities is to protect CapitalSource Holdings from risk that interest collected under the fixed-rate loans will not be sufficient to service the interest due under the LIBOR-based Credit Facility and asset securitizations.

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      For the year ended December 31, 2002, CapitalSource Holdings expensed $0.2 million related to the net cash payments for interest rate swaps accounted for as fair value hedges. As of December 31, 2002, the fair value of the fair value hedges was $1.7 million.

      The interest rate swap agreements entered into during 2001 did not qualify for hedge accounting. As a result, during the year ended December 31, 2001, CapitalSource Holdings recognized a net loss of $37,000 in other income (expense) related to the change in the fair value of the interest rate swap.

     Basis Swaps

      CapitalSource Holdings enters into interest rate swap agreements to hedge prime rate loans pledged as collateral for the Term Debt (“Basis Swaps”). The interest rate swap agreements utilized by CapitalSource Holdings modify CapitalSource Holdings’s exposure to interest risk typically by converting CapitalSource Holdings’s prime rate loans to a 30-day LIBOR rate. These agreements involve the receipt of prime rate amounts in exchange for 30-day LIBOR rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The purpose of CapitalSource Holdings’s interest rate hedging activities is to protect CapitalSource Holdings from risk that interest collected under the prime rate loans will not be sufficient to service the interest due under the 30-day LIBOR-based asset securitizations.

      The Basis Swaps entered into during the year ended December 31, 2002 did not qualify for hedge accounting. As a result, during the year ended December 31, 2002, CapitalSource Holdings recognized a net loss of $1.0 million in other income (expense) related to the change in the fair value of the Basis Swaps. For the year ended December 31, 2002, CapitalSource Holdings expensed $0.4 million related to the net cash payments for the Basis Swaps.

     Interest Rate Caps

      Trust 2002-2 entered into interest rate cap agreements with Wachovia as the counterparty to hedge loans with embedded interest rate caps that are pledged as collateral for the asset securitizations. Simultaneously, CapitalSource Holdings entered into offsetting interest rate cap agreements with Wachovia. The interest rate caps are not designated or qualifying as hedging instruments, therefore, the gain or loss is recognized in current earnings during the period of change. Since the interest rate cap agreements are offsetting, the change in value of the interest rate cap agreements has no impact on current earnings. The fair value of the interest rate cap agreements was not significant as of December 31, 2002.

     Credit-Related Arrangements

      As of December 31, 2002, CapitalSource Holdings is obligated to provide standby letters of credit in conjunction with several of its lending arrangements not to exceed $34.5 million at any time during the term of the arrangement, with $22.0 million of standby letters of credit issued. If a client defaults on its commitment(s) subject to any letter of credit issued under this arrangement, CapitalSource Holdings would be responsible to meet the client’s financial obligation and would seek repayment of that financial obligation from the client. CapitalSource Holdings currently does not anticipate that it will be required to fund commitments subject to any outstanding standby letters of credit.

(16) Concentration of Credit Risks

      In its normal course of business, CapitalSource Holdings engages in commercial lending activities with clients throughout the United States. As of December 31, 2002, CapitalSource Holdings had committed credit facilities to its clients of approximately $1,636.7 million of which approximately

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$563.0 million was unused. As of December 31, 2002, the entire loan portfolio was diversified such that no single client was greater than 10% of the portfolio.

(17) Estimated Fair Value of Financial Instruments

      SFAS No. 107 (“SFAS No. 107”), Disclosures about Fair Value of Financial Instruments, requires the disclosure of the estimated fair value of on- and off-balance-sheet financial instruments. A financial instrument is defined by SFAS No. 107 as cash, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver to or receive cash or another financial instrument from a second entity on potentially favorable terms.

      Fair value estimates are made at a point in time, based on relevant market data and information about the financial instrument. SFAS No. 107 specifies that fair values should be calculated based on the value of one trading unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, estimated transactions costs that may result from bulk sales or the relationship between various financial instruments. Fair value estimates are based on judgments regarding current economic conditions, interest rate risk characteristics, loss experience, and other factors. Many of these estimates involve uncertainties and matters of significant judgment and cannot be determined with precision. Therefore, the estimated fair value may not be realizable in a current sale of the instrument. Changes in assumptions could significantly affect the estimates.

      Financial instruments include cash and cash equivalents, loans, investments in equity interests, interest rate swaps, commercial paper conduit credit facility, asset securitization, accounts payable and loan commitments and stand-by letters of credit. The carrying values of all of these financial instruments approximate fair value.

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(18) Unaudited Quarterly Information

      The table below summarizes unaudited quarterly information for each of the three months in the years ended December 31, 2002 and 2001 ($ in thousands, except per unit data):

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,
	2002	2002	2002	2002

Interest income	$11,912	$16,197	$20,279	$25,203
Fee income	4,738	3,217	4,415	5,142

Total interest and fee income	16,650	19,414	24,694	30,345
Interest expense	2,151	2,953	4,148	5,164

Net interest and fee income	14,499	16,461	20,546	25,181
Provision for loan losses	—	—	—	6,688

Net interest and fee income after provision for loan losses	14,499	16,461	20,546	18,493
Operating expenses	6,271	6,881	8,603	11,840
Other income	1,701	1,902	236	1,339

Net income	$9,929	$11,482	$12,179	$7,992

Net income per unit:
Basic	$0.10	$0.12	$0.12	$0.08
Diluted	$0.10	$0.12	$0.12	$0.08

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,
	2001	2001	2001	2001

Interest income	$3,108	$3,733	$5,944	$9,130
Fee income	468	1,809	887	1,389

Total interest and fee income	3,576	5,542	6,831	10,519
Interest expense	649	752	1,037	1,848

Net interest and fee income	2,927	4,790	5,794	8,671
Provision for loan losses	—	—	—	—

Net interest and fee income after provision for loan losses	2,927	4,790	5,794	8,671
Operating expenses	2,724	3,398	4,016	5,451
Other income (expense)	138	(132)	59	134

Net income	$341	$1,260	$1,837	$3,354

Net income per unit:
Basic	$0.00	$0.01	$0.02	$0.03
Diluted	$0.00	$0.01	$0.02	$0.03

CAPITALSOURCE HOLDINGS LLC

CONSOLIDATED BALANCE SHEETS

($ in thousands)

	June 30,	December 31,
	2003	2002

	(Unaudited)
ASSETS
Cash and cash equivalents	$128,787	$49,806
Restricted cash	63,057	28,873
Loans:
Loans	1,740,647	1,073,680
Less deferred fees, net	(51,346)	(30,316)
Less allowance for loan losses	(11,462)	(6,688)

Loans, net	1,677,839	1,036,676
Investments in equity interests	29,650	23,670
Deferred financing fees, net	17,515	11,214
Property and equipment, net	6,098	5,087
Other assets	5,364	5,279

Total assets	$1,928,310	$1,160,605

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Repurchase obligations	$90,997	$—
Commercial paper conduit credit facilities	555,202	240,501
Asset securitizations	699,658	428,585
Accounts payable and other liabilities	16,272	15,803
Due diligence deposits	1,589	2,034

Total liabilities	1,363,718	686,923
Members’ equity:
Common members’ equity (101,000,000 units authorized and 99,396,050 and 99,289,800 units outstanding, respectively)	565,416	544,918
Receivable from common members	—	(71,153)
Deferred compensation	(824)	—
Accumulated other comprehensive loss	—	(83)

Total members’ equity	564,592	473,682

Total liabilities and members’ equity	$1,928,310	$1,160,605

See accompanying notes.

CAPITALSOURCE HOLDINGS LLC

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)
($ in thousands, except per unit and per share data)

	Three Months Ended
	June 30,		Six Months Ended June 30,

	2003	2002	2003	2002

Net interest and fee income:
Interest	$40,944	$16,197	$74,037	$28,109
Fee income	12,836	3,217	20,132	7,955

Total interest and fee income	53,780	19,414	94,169	36,064
Interest expense	10,065	2,953	17,105	5,104

Net interest and fee income	43,715	16,461	77,064	30,960
Provision for loan losses	2,059	—	4,774	—

Net interest and fee income after provision for loan losses	41,656	16,461	72,290	30,960
Operating expenses:
Compensation and benefits	10,613	4,404	19,066	8,613
Other administrative expenses	4,417	2,477	9,123	4,539

Total operating expenses	15,030	6,881	28,189	13,152
Other income (expense):
Diligence deposits forfeited	857	360	1,994	658
Gain on equity interests	964	1,658	115	2,964
Loss on derivatives	(636)	(116)	(499)	(79)
Other income	762	—	1,154	60

Total other income	1,947	1,902	2,764	3,603

Net income	$28,573	$11,482	$46,865	$21,411

Pro forma income taxes(1)	11,143		18,277

Pro forma net income(1)	$17,430		$28,588

Net income per unit:
Basic	$0.29	$0.12	$0.48	$0.22
Diluted	$0.29	$0.12	$0.47	$0.21
Pro forma net income per common share:
Basic(1)	$0.18		$0.29
Diluted(1)	$0.17		$0.29
Average units outstanding:
Basic(2)	98,100,029	97,639,969	98,082,562	97,622,502
Diluted(2)	99,912,866	99,593,039	99,906,492	99,637,079
Pro forma common shares outstanding:
Basic(2)	98,100,029		98,082,562
Diluted(2)	99,912,866		99,906,492

(1)	Adjusted to reflect results from our reorganization as a “C” corporation. As a limited liability company, all income taxes were paid by the members. As a “C” corporation, CapitalSource Inc. will be responsible for the payment of all federal and state corporate income taxes. The pro forma provision for income taxes represents a combined federal and state effective tax rate of 39%.

This rate comprises an effective federal tax rate of 35% (the top marginal rate) and a combined state tax rate of 6.2% which is our estimate of the average state tax rate we will pay based on the mix and volume of business we do in the states and the relevant apportionment factors for those states. Because we expect our income to be in the maximum bracket, we expect to pay taxes at the highest marginal rate in each state where we are required to pay tax. After giving effect to the deductibility of state taxes at the federal level, the effective state tax rate is 4% and is added to the federal tax rate to determine the combined, effective rate.

(2)	Adjusted to reflect the recapitalization that took place on August 30, 2002 as if it occurred on January 1, 2002. For additional description of the recapitalization, see note 6 of the unaudited consolidated financial statements.

See accompanying notes.

CAPITALSOURCE HOLDINGS LLC

CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY

(Unaudited)
($ in thousands)

		Receivable		Accumulated
	Common	from		Other	Total
	Members’	Common	Deferred	Comprehensive	Members’
	Equity	Members	Compensation	Income (Loss)	Equity

Total members’ equity as of December 31, 2002	$544,918	$(71,153)	$—	$(83)	$473,682
Net income	46,865	—	—	—	46,865
Other comprehensive income:
Change in unrealized gains on available-for-sale securities	—	—	—	83	83

Total comprehensive income					46,948
Amortization of compensatory options	167	—	—	—	167
Exercises of options	26	—	—	—	26
Deferred compensation on issuance of restricted units	938	—	(938)	—	—
Amortization of deferred compensation	—	—	114	—	114
Members’ equity contributions	—	71,153	—	—	71,153
Members’ distributions	(27,498)	—	—	—	(27,498)

Total members’ equity as of June 30, 2003	$565,416	$—	$(824)	$—	$564,592

See accompanying notes.

CAPITALSOURCE HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
($ in thousands)

	Six Months Ended June 30,

	2003	2002

Operating Activities:
Net income	$46,865	$21,411
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of compensatory options	167	76
Amortization of deferred fees	(14,172)	(5,224)
Provision for loan losses	4,774	—
Amortization of deferred financing fees	4,742	644
Depreciation and amortization	627	436
Amortization of deferred stock compensation	114	—
Gain on equity interests	(115)	(2,964)
Loss (gain) on derivatives	499	(79)
Increase in other assets	(85)	(4,805)
(Decrease) increase in accounts payable and other liabilities	(64)	1,713
(Decrease) increase in due diligence deposits	(445)	564

Cash provided by operating activities	42,907	11,772
Investing Activities:
Increase in restricted cash	(34,184)	(8,385)
Net increase in loans	(632,264)	(280,541)
Investments in equity interests	(5,782)	(6,788)
Acquisition of property and equipment	(1,638)	(2,508)

Cash used in investing activities	(673,868)	(298,222)
Financing Activities:
Members’ contributions, net	71,153	86,377
Distributions	(27,498)	—
Exercises of options	26	—
Borrowings under repurchase obligation	90,997	—
Net borrowings on commercial paper conduit credit facilities	314,701	21,919
Borrowings of asset securitizations	371,309	217,285
Repayments of asset securitizations	(101,064)	—
Payment of deferred financing fees	(9,682)	(5,689)

Cash provided by financing activities	709,942	319,892

Increase in cash and cash equivalents	78,981	33,442
Cash and cash equivalents at beginning of period	49,806	21,150

Cash and cash equivalents at end of period	$128,787	$54,592

Supplemental information:
Interest paid	$15,906	$4,405

See accompanying notes.

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization

      CapitalSource Holdings LLC (“CapitalSource Holdings”), a limited liability company, was formed under the laws of the State of Delaware on September 7, 2000. CapitalSource Holdings is a commercial finance company that provides a broad array of financial products to businesses. CapitalSource Holdings provides financing solutions using one or more of the following products:

•	Senior Secured Term Loans — secured by a priority lien on assets;

•	Asset-based Revolvers — secured by accounts receivable, inventory, equipment, real estate, and/or other assets;

•	Mezzanine Term Loans — subordinated loans, or loans that exceed senior lending coverage formulas;

•	Mortgages — non-traditional, short-term real estate loans; and

•	Private Equity Co-Investments — opportunistic equity investments, typically in conjunction with a debt relationship and other equity investors.

      CapitalSource Holdings is the parent company of the following significant subsidiaries: CapitalSource Finance LLC (“CapitalSource Finance”), CapitalSource Funding LLC (“CapitalSource Funding”), CapitalSource Acquisition Funding LLC (“CapitalSource Acquisition Funding”), CapitalSource Repo Funding LLC (“CapitalSource Repo Funding”), CapitalSource Commercial Loan Trust 2002-1 (“Trust 2002-1”), CapitalSource Commercial Loan Trust 2002-2 (“Trust 2002-2”), CapitalSource Commercial Loan Trust 2003-1 (“Trust 2003-1”), CapitalSource Analytics LLC (“CapitalSource Analytics”) and CapitalSource Mortgage Finance LLC (“CapitalSource Mortgage Finance”).

      CapitalSource Finance is the primary operating subsidiary of CapitalSource Holdings and conducts the lending business of CapitalSource Holdings. CapitalSource Funding and CapitalSource Acquisition Funding purchase loans from CapitalSource Finance and pledge those loans as collateral on borrowings under the commercial paper conduit credit facilities. CapitalSource Repo Funding purchases loans from CapitalSource Finance and pledges those loans as collateral on amounts borrowed under a repurchase agreement with Wachovia Bank, National Association (“Wachovia”). Trust 2002-1, Trust 2002-1 and Trust 2003-1 are single-purpose bankruptcy remote subsidiaries established to complete asset securitizations. CapitalSource Analytics conducts underwriting and due diligence functions. CapitalSource Mortgage Finance acts as an agent for the United States Department of Housing and Urban Development for the origination and servicing of federally insured mortgage loans to healthcare providers.

      CapitalSource Holdings’s operating agreement provides that it will be dissolved on or before June 28, 2007. A majority of the members have the right to dissolve CapitalSource Holdings at any time prior to a liquidity event and after June 28, 2005.

      Members’ liability is limited to the capital they have contributed to CapitalSource Holdings.

(2) Summary of Significant Accounting Policies

     Unaudited Interim Consolidated Financial Statements Basis of Presentation

      Interim consolidated financial statements of CapitalSource Holdings are prepared in accordance with generally accepted accounting principles (“GAAP”) for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Article 10 of Regulation S-X. Accordingly, certain disclosures accompanying annual consolidated financial statements prepared in accordance with GAAP are omitted. In the opinion of management, all adjustments, consisting solely of normal recurring accruals, considered necessary for the fair presentation of financial statements for the interim periods, have been included. The current period’s results of operations are not necessarily indicative of results that ultimately

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

may be achieved for the year. The interim unaudited consolidated financial statements and notes thereto should be read in conjunction with the financial statements and notes thereto included in elsewhere in the Offering Memorandum for the years ended December 31, 2002 and 2001 and the period from September 7, 2000 (inception) through December 31, 2000.

      The accompanying financial statements reflect the consolidated accounts of CapitalSource Holdings, including all of its subsidiaries and the related consolidated results of operations with all significant intercompany balances eliminated.

     Stock–Based Compensation

      CapitalSource Holdings accounts for its stock-based compensation plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. The following table illustrates the effect on net income and net income per unit if CapitalSource Holdings had applied the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, to stock-based compensation ($ in thousands, except per unit data):

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2002	2003	2002

Net income as reported	$28,573	$11,482	$46,865	$21,411
Add back: Stock-based compensation expense included in reported net income	103	58	142	76
Deduct: Total stock-based compensation expense determined under fair value-based method for all awards	(411)	(140)	(694)	(208)

Pro forma net income	$28,265	$11,400	$46,313	$21,279

Net income per unit:
Basic – as reported	$0.29	$0.12	$0.48	$0.22

Basic – pro forma	$0.29	$0.12	$0.47	$0.22

Diluted – as reported	$0.29	$0.12	$0.47	$0.21

Diluted – pro forma	$0.28	$0.11	$0.46	$0.21

      The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2002	2003	2002

Dividend yield	—	—	—	—
Expected volatility	30%	30%	30%	30%
Risk-free interest rate	3.02%	4.71%	3.02%	4.71%
Expected life	6 years	6 years	6 years	6 years

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Allowance for Loan Losses

      Activity in the allowance for loan losses for the six months ended June 30, 2003 and 2002 was as follows:

Balance as of December 31, 2001.	$—
Provision for loan losses	—
Charge-offs	—

Balance as of June 30, 2002.	$—

Balance as of December 31, 2002.	$6,688
Provision for loan losses	4,774
Charge-offs	—

Balance as of June 30, 2003.	$11,462

      As of June 30, 2003, impaired loans totaled $7.6 million. Specific reserves for the impaired loans were $0.3 million. As of December 31, 2002, there were no impaired loans.

      As of June 30, 2003, three loans totaling $33.8 million were considered troubled debt restructurings. As of December 31, 2002, there were no loans considered troubled debt restructurings.

(4) Acquisition

      On March 3, 2003, we purchased assets from another financial institution for a purchase price of approximately $174.8 million. The assets acquired included 55 loans with an aggregate principal balance of approximately $188.5 million. The loans comprised a well-seasoned portfolio and had a weighted average remaining life of approximately 14 months at acquisition. Additionally, we purchased furniture and equipment from the seller, assumed the seller’s office lease of 3,792 square feet located in a suburb of Dallas, and added nine former employees of the seller who were responsible for managing the acquired assets, including five auditors, three loan officers and a development officer. The office lease has been renegotiated and extended through June 26, 2006 at a monthly rental expense of approximately $7,500.

      We considered SFAS No. 141, Business Combinations, and EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, to determine if the assets acquired constitute a business. Since all but a de minimis amount of the fair value of the transferred set of activities and assets is represented by a single tangible asset, the loan portfolio, the concentration of value in the single asset is an indicator that an asset rather than a business was purchased. Therefore, we have accounted for the acquisition of loans in accordance with SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, expensing the costs associated with acquisition.

(5) Borrowings

Commercial Paper Conduit Credit Facility

      In February 2003, CapitalSource Holdings established a $135.0 million commercial paper conduit facility with Wachovia Securities, Inc., concurrently with the purchase of a portfolio of assets from another financial institution. Funding under this facility is obtained through a single purpose, bankruptcy remote subsidiary, CapitalSource Acquisition Funding LLC. This facility does not permit us to pledge additional collateral, but we may continue to draw, repay, and redraw funds thereunder. The credit facility is scheduled to terminate on February 27, 2004. Specific commercial loans are pledged as collateral for this facility. During April and May 2003, we reduced the maximum facility amount of the commercial paper conduit facility to $115.0 million. As of June 30, 2003, the outstanding balance of the CapitalSource Acquisition Funding LLC commercial paper conduit facility was $73.6 million.

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Repurchase Agreements

      CapitalSource Holdings has sold full and partial loans and interests in Class D notes under repurchase agreements. Repurchase agreements are short-term financings, in which CapitalSource Holdings sells loans at par to a third party and CapitalSource Holdings has an obligation to repurchase the loans at par on a future date. During the time that the third party holds all or a portion of the loan, it is entitled to any interest paid by the borrower on the portion of the loan held by the third party. Interest is paid to the counterparty based on the amount of the loans sold. These repurchase agreements provide that the purchaser may mark the loans down to fair market value at any time and require CapitalSource Holdings to satisfy a margin call or repurchase the loan. Assets sold under repurchase agreements are included on the consolidated balance sheet as loans.

      In January 2003, CapitalSource Holdings entered into a repurchase agreement with Nomura Credit & Capital Inc. (“Nomura”). The stated borrowing rate for the repurchase agreement is LIBOR plus 300 basis points. CapitalSource Holdings sold interest in one loan totaling $9.0 million to Nomura as of June 30, 2003. The Nomura repurchase agreement is scheduled to terminate on January 31, 2004. As of June 30, 2003, the outstanding balance of the Nomura repurchase agreement was $8.8 million.

      In March 2003, CapitalSource Holdings entered into a repurchase agreement with Wachovia The stated borrowing rate for the repurchase agreement with Wachovia is LIBOR plus 250 basis points. CapitalSource Holdings sold interests in six separate loans totaling $51.3 million and its interest in the Class D notes of the 2002-2 and 2003-1 securitizations totaling $58.2 million as of June 30, 2003. The Wachovia repurchase agreement is scheduled to terminate on September 20, 2003. As of June 30, 2003, the outstanding balance of the Wachovia repurchase agreement obligation was $82.2 million.

Asset Securitization Transactions

      In April 2003, we completed a $371.3 million asset securitization. As of June 30, 2003, total amounts outstanding under the asset securitization were $361.3 million. In conjunction with the transaction, we established Trust 2003-1, a single-purpose bankruptcy remote subsidiary, and contributed $450.1 million in loans (or portions thereof) to Trust 2003-1. Simultaneously with the initial contribution, Trust 2003-1 issued $258.8 million of Class A notes, $67.5 million of Class B notes, and $45.0 million of Class C notes to institutional investors. One of our subsidiaries, CapitalSource Finance LLC, retained $33.8 million of Class D notes and $45.0 million of Class E notes. The notes are backed by all or portions of specific commercial loans. The Class A, B, and C notes are expected to mature on November 20, 2005, July, 20, 2006, and March 20, 2007, respectively. This transaction was accounted for as a financing.

(6) Members’ Equity

      From September 7, 2000 (inception) through August 30, 2002, there were three classes of interests in CapitalSource Holdings: preferred interests, common interests and employee units. On August 30, 2002, CapitalSource Holdings completed a recapitalization, pursuant to which all preferred interests and employee units were converted into common interests (“Units”). The recapitalization transferred ownership interests from the preferred interest holders to the holders of common interest and employee units, eliminated certain preferred return provisions to the preferred interest holders, and reduced the capital commitments of the members from $542.4 million to $511.0 million.

      During the six months ended June 30, 2003, members contributed their remaining committed capital of $71.2 million.

      During the six months ended June 30, 2003, distributions of $27.4 million were paid to members.

CAPITALSOURCE HOLDINGS LLC

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(7) Comprehensive Income (Loss)

      Accumulated other comprehensive income (loss) relates to the unrealized gain (loss) on an available-for-sale security and for the six and three months ended June 30, 2003 and 2002 was as follows ($ in thousands):

Balance as of December 31, 2001	$—
Current-period change	—

Balance as of June 30, 2002.	$—

Balance as of December 31, 2002	$(83)
Current-period change	83

Balance as of June 30, 2003.	$—

Balance as of March 31, 2002	$—
Current-period change	—

Balance as of June 30, 2002.	$—

Balance as of March 31, 2003	$145
Current-period change	(145)

Balance as of June 30, 2003.	$—

      Comprehensive income for the three and six months ended June 30, 2003, was $28,428 and $46,948, respectively. Comprehensive income for the three and six months ended June 30, 2002, equaled net income.

(8) Net Income Per Unit

      The computation of basic and diluted net income per unit for the three and six months ended June 30, 2003 and 2002 was as follows ($ in thousands, except unit data):

	Three Months Ended June 30,		Six Months Ended June 30,

	2003	2002	2003	2002

Basic net income per unit
Net income	$28,573	$11,482	$46,865	$21,411
Average units – basic(1)	98,100,029	97,639,969	98,082,562	97,622,502

Basic net income per unit	$0.29	$0.12	$0.48	$0.22

Diluted net income per unit:
Net income	$28,573	$11,482	$46,865	$21,411
Average units – basic(1)	98,100,029	97,639,969	98,082,562	97,622,502
Effect of dilutive securities:
Option units	1,812,837	1,953,070	1,823,930	2,014,577

Average units – diluted(1)	99,912,866	99,593,039	99,906,492	99,637,079

Diluted net income per unit	$0.29	$0.12	$0.47	$0.21

(1)	Adjusted to reflect the recapitalization that took place on August 30, 2002 as if it occurred on January 1, 2002. For additional description of the recapitalization, see note 6.

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

      The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. We will pay all of these amounts. All amounts except the SEC registration fee are estimated.

SEC Registration Fee	$32,563
Accounting Fees and Expenses	1,000,000
Hart-Scott-Rodino Filing Fees and Expenses	500,000
Legal Fees and Expenses	3,000,000
Printing Fees and Expenses	950,000
Transfer Agent Fees and Expenses	36,000
New York Stock Exchange Listing Fee	150,000
NASD Filing Fee	30,500
Miscellaneous	300,937

Total	$6,000,000

Item 14. Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law sets forth provisions that define the extent to which a corporation organized under the laws of Delaware may indemnify directors, officers, employees or agents. Section 145 provides as follows:

      (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

      (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the

Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

      (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

      (e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

      (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

      (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

      (h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

      (i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

      (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

      (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

      Article VII of our bylaws provides, in part, that we shall, to the full extent permitted under applicable law, indemnify and, upon request, advance expenses to any person:

“made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative  by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of Corporation as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan .”

      Section 102(b)(7) of the Delaware General Corporation Law permits corporations to eliminate or limit the personal liability of their directors by adding to the certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director for (a) any breach of any director’s duty of loyalty to the corporation or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) payment of dividends or repurchases or redemptions of stock other than from lawfully available funds, or (d) any transaction from which the director derived an improper personal benefit.

      Article VI of our Amended and Restated Certificate of Incorporation provides that:

“[n]o director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the General Corporation Law of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of Delaware shall be amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be automatically, without any action, eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware as so amended. Any repeal or modification of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omission occurring prior to, such repeal or modification.”

      In addition, we intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements will provide for the indemnification of our directors and officers to the fullest extent permitted by Delaware law, whether or not expressly provided for in our Amended and Restated Bylaws, and set forth the process by which claims for indemnification are considered.

Item 15. Recent Sales of Unregistered Securities

      The following is a list of all securities sold by the registrant or its predecessor, CapitalSource Holdings LLC (“Holdings”). The sales all were exempt from registration under the Securities Act. No underwriters were involved nor were any commissions paid as part of these sales.

      Holdings was organized in September 2000 and was capitalized through equity commitments from two members of executive management and several accredited investors. The initial investors obtained common and/or preferred interests in Holdings in exchange for their equity commitments. The sales of these securities were exempt under Section 4(2) of the Securities Act.

      From inception to the present, Holdings has granted to our employees and consultants stock options to purchase 3,955,250 units of membership interest, with exercise prices ranging from $0.01 to $9.31 per share as shown in the table below. Prior to the recapitalization transaction described below, all grants were to acquire a separate class of restricted Employee Units in Holdings.

	Number of Units Underlying Options
	Granted

Per Unit Exercise Price	Total	Consultant	Employee

$0.01	789,000	17,500	771,500
$0.24	251,000		251,000
$0.34	128,000		128,000
$1.50	1,480,500		1,480,500
$2.50	100,000		100,000
$2.57	152,500		152,500
$2.97	20,000		20,000
$3.00	25,000	25,000	—
$3.56	112,000		112,000
$8.52	198,500		198,500
$9.00	427,000		427,000
$9.11	166,750		166,750
$9.31	105,000		105,000

	3,955,250	42,500	3,910,250

      From inception through June 30, 2003, pursuant to the exemption from registration provided in Rule 701 under the Securities Act of 1933, we issued 2,396,050 units of membership interest upon the exercise of options in consideration for an aggregate exercise price of $1,979,895.

      On August 30, 2002, we recapitalized Holdings. In the recapitalization, Holdings simplified its capital structure by issuing a single class of common units of membership interest in exchange for all outstanding common and preferred interests. In addition, as a result of the recapitalization all outstanding Employee Units were exchanged for this new class of common units on a one-for-one basis, and all outstanding options were exchanged for options to purchase a like number of common units. An aggregate of                of these common units were issued by Holdings at closing of the recapitalization. Each of the units and options issued in the recapitalization was issued to existing holders of units or options of Holdings. Holdings did not receive any cash proceeds in the transaction. The units of Holdings described above were not registered under the Securities Act in reliance upon the exemption afforded by Section 3(a)(9) thereof.

      In May 2003, Holdings granted 103,750 restricted units to five recently hired employees. These transactions were exempt from registration by virtue of Section 4(2) and/or Rule 701 under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

     (a) Exhibits

      The Exhibit Index filed herewith is incorporated herein by reference.

     (b) Financial Statement Schedules

      None.

Item 17. Undertakings

      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chevy Chase, State of Maryland, on July 23, 2003.

CAPITALSOURCE INC.

By:	/s/ STEVEN A. MUSELES

Steven A. Museles
Chief Legal Officer and
Secretary

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on July 23, 2003.

Signature	Title

* John K. Delaney	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
* Jason M. Fish	President and Director
* Thomas A. Fink	Chief Financial Officer (Principal Financial Officer)
* James M. Mozingo	Controller (Principal Accounting Officer)
* Frederick W. Eubank, II	Director
* Andrew B. Fremder	Director
* Tully M. Friedman	Director
* Timothy M. Hurd	Director
* Thomas F. Steyer	Director
* Paul R. Wood	Director

*	Pursuant to Power of Attorney

By:	/s/ STEVEN A. MUSELES Steven A. Museles Attorney-in-fact

EXHIBIT INDEX

Exhibit
No.	Description

1.1	Form of Underwriting Agreement.**
3.1	Form of Amended and Restated Certificate of Incorporation.†
3.2	Form of Amended and Restated Bylaws.†
4.1	Form of Certificate of Common Stock of CapitalSource Inc.**
4.2	Indenture dated as of May 16, 2002, by and between CapitalSource Commercial Loan Trust 2002-1, as Issuer, and Wells Fargo Bank Minnesota, National Association, as Indenture Trustee, for the issuance of secured and unsubordinated debt securities.†
4.3	Indenture dated as of October 30, 2002, by and between CapitalSource Commercial Loan Trust 2002-2, as Issuer, and Wells Fargo Bank Minnesota, National Association, as Indenture Trustee, for the issuance of secured and unsubordinated debt securities.†
4.4	Indenture dated as of April 17, 2003, by and between CapitalSource Commercial Loan Trust 2003-1, as Issuer, and Wells Fargo Bank Minnesota, National Association, as Indenture Trustee, for the issuance of secured and unsubordinated debt securities.†
5.1	Opinion of Hogan & Hartson L.L.P. as to the legality of the securities being registered.*
10.1	Office Lease Agreement, dated as of December 8, 2000, by and between Chase Tower Associates, L.L.C. and CapitalSource Finance LLC, as amended.†
10.2	Employment Agreement, dated as of September 7, 2000, between CapitalSource Holdings LLC and John K. Delaney.†
10.3	Employment Agreement, dated as of September 7, 2000, between CapitalSource Holdings LLC and Jason M. Fish.†
10.4	Amended and Restated Employment Agreement, dated as of April 3, 2002, between CapitalSource Finance LLC and Steven A. Museles.†
10.5	Employment Agreement, dated as of April 3, 2002, between CapitalSource Finance LLC and Bryan M. Corsini.†
10.6	Letter Agreement, dated as of April 21, 2003, between CapitalSource and Thomas A. Fink.†
10.7	Third Amended and Restated Loan Certificate and Servicing Agreement, dated as of February 25, 2003, among CapitalSource Funding LLC, as Seller, CapitalSource Finance LLC, as Originator and Servicer, Variable Funding Capital Corporation (“VFCC”), Fairway Finance Corporation (“Fairway”), Eiffel Funding, LLC (“Eiffel”), and Hannover Funding Company LLC (“Hannover”), as Purchasers, Wachovia Securities, Inc. as Administrative Agent and VFCC Agent, BMO Nesbitt Burns Corp., as Fairway Agent, CDC Financial Products Inc., as Eiffel Agent, Norddeutsche Landesbank Girozentrale, as Hannover Agent, and Wells Fargo Bank Minnesota, National Association, as Backup Servicer and Collateral Custodian.†
10.7.1	Amendment No. 1 to Third Amended and Restated Loan Certificate and Servicing Agreement, dated as of March 3, 2003.†
10.7.2	Amendment No. 2 to Third Amended and Restated Loan Certificate and Servicing Agreement, dated as of April 22, 2003.†
10.8	Loan Certificate and Servicing Agreement, dated as of February 28, 2003, among CapitalSource Acquisition Funding LLC, as Seller, CapitalSource Finance LLC, as Originator and Servicer, Variable Funding Capital Corporation, as Purchaser, Wachovia Securities, Inc., as Administrative Agent and Purchaser Agent, and Wells Fargo Bank Minnesota, National Association, as Backup Servicer and Collateral Custodian.†
10.8.1	Amendment No. 1 to Loan Certificate and Servicing Agreement, dated as of April 3, 2003.†
10.9	Form of Director and Executive Officer Indemnification Agreement.†
10.10	Master Repurchase Agreement, dated as of March 24, 2003, between Wachovia Bank, National Association, as Buyer, and CapitalSource Repo Funding LLC, as Seller.†
10.11	Amended and Restated Registration Rights Agreement, dated August 30, 2002, among CapitalSource Holdings LLC and the holders parties thereto.†
10.12	Form of Second Amended and Restated Equity Incentive Plan.†

Exhibit
No.	Description

10.13	Form of Employee Stock Purchase Plan.†
10.14	Reserved.
10.15	Sale and Servicing Agreement, dated as of April 17, 2003, by and among CapitalSource Commercial Loan Trust 2003-1, as the Issuer, CapitalSource Commercial Loan, LLC, 2003-1, as the Trust Depositor, CapitalSource Finance LLC, as the Originator and the Servicer, and Wells Fargo Bank Minnesota, National Association, as the Indenture Trustee and as the Backup Servicer.†
10.16	Sale and Servicing Agreement, dated as of October 30, 2002, by and among CapitalSource Commercial Loan Trust 2002-2, as the Issuer, CapitalSource Commercial Loan LLC, 2002-2, as the Trust Depositor, CapitalSource Finance LLC, as the Originator and the Servicer, and Wells Fargo Bank Minnesota, National Association, as the Indenture Trustee and as the Backup Servicer.†
10.17	Sale and Servicing Agreement, dated as of May 16, 2002, by and among CapitalSource Commercial Loan Trust 2002-1, as the Issuer, CapitalSource Commercial Loan LLC, 2002-1, as the Trust Depositor, CapitalSource Finance LLC, as the Originator and as the Servicer, and Wells Fargo Bank Minnesota, National Association, as the Indenture Trustee and as the Backup Servicer.†
21.1	List of Subsidiaries.†
23.1	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1).*
23.2	Consent of Ernst & Young LLP.**
24.1	Power of Attorney (included on signature page to initial filing of registration statement on June 12, 2003).

*	To be filed by amendment.

**	Filed herewith.

†	Previously filed.